Initial Assessment Technical Report Summary on the South Mountain Project
Owyhee County, Idaho USA
S-K 1300 Report

Report Date: August 20, 2024
Effective Date: December 31, 2023

Prepared for:




Thunder Mountain Gold, Inc.
11770 W. President Drive, Suite F
Boise, Idaho 83713

Prepared by:



Hard Rock Consulting, LLC
13918 E. Mississippi Ave Suite 474
Aurora, CO 80012

TABLE OF CONTENTS

1. EXECUTIVE SUMMARY 1
   1.1   INTRODUCTION 1
   1.2   PROPERTY DESCRIPTION AND OWNERSHIP 1
   1.3   GEOLOGY AND MINERALIZATION 1
   1.4   STATUS OF EXPLORATION 2
   1.5   MINERAL RESOURCE ESTIMATE 3
   1.6   CONCLUSIONS 6
   1.7   RECOMMENDATIONS 6
      1.7.1   General Recommendations.. 6
      1.7.2   Drilling... 7
      1.7.3   Exploration.. 7
      1.7.4   Work Plan and Budget 7

2. INTRODUCTION 8
   2.1   REGISTRANT AND TERMS OF REFERENCE 8
   2.2   SOURCES OF INFORMATION 10
   2.3   PERSONAL INSPECTION 10
   2.4   UNITS OF MEASURE 11
   2.5   CAUTIONARY STATEMENTS 11

3. PROPERTY DESCRIPTION 13
   3.1   PROJECT LOCATION AND OWNERSHIP... 13
   3.2   PERMITTING AND ENVIRONMENTAL LIABILITIES 20
      3.2.1   Current Permitting Status 22

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 24
   4.1   ACCESS AND CLIMATE.. 24
   4.2   LOCAL RESOURCES AND INFRASTRUCTURE 24
   4.3   PHYSIOGRAPHY 25

5. HISTORY 26
   5.1   HISTORICAL OWNERSHIP.. 26
   5.2   HISTORIC EXPLORATION AND DEVELOPMENT 26
   5.3   HISTORIC DRILLING 28
   5.4   HISTORIC ESTIMATES... 29
   5.5   HISTORIC PRODUCTION.. 30

6. GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT 32
   6.1   REGIONAL GEOLOGY 32
   6.2   LOCAL AND PROPERTY GEOLOGY 35
      6.2.1   Lithology 35
      6.2.2   Structure 36
   6.3   MINERALIZATION.. 37
   6.4   DEPOSIT TYPES.. 42
   6.5   ADDITIONAL CONSIDERATIONS 43

7. EXPLORATION 45

7.1 SURVEYING 45

7.2 REHABILITATION AND SURVEYING OF THE LAXEY AND SONNEMAN ADITS AND DRIFTS 45

7.3 CHANNEL SAMPLING OF THE SONNEMAN DRIFT 45

7.4 GEOLOGIC MAPPING 47

7.5 GEOCHEMICAL SAMPLING 47

7.6 GEOPHYSICS 52

7.7 DRILLING 53

7.7.1 Drilling Exploration Conducted on behalf of SMMI 56

7.7.2 THMG Drilling Exploration 60

8. SAMPLE PREPARATION, ANALYSIS AND SECURITY 63

8.1 2008 - 2009 SAMPLE PREPARATION AND ANALYSIS 63

8.2 2010 – 2014 SAMPLE PREPARATION AND ANALYSIS 63

8.2.1 QA/QC 64

8.3 SMMI SAMPLE PREPARATION AND ANALYSIS (2019, 2020, AND 2021) 70

8.3.1 QA/QC 72

8.4 SAMPLE STORAGE AND SECURITY 75

8.5 OPINION ON ADEQUACY 75

9. DATA VERIFICATION 77

9.1 SITE INVESTIGATION 77

9.2 DATABASE AUDIT OF THE 2019 AND 2020 DRILLING 81

9.2.1 Collar 81

9.2.2 Survey 82

9.2.3 Assay 82

9.2.4 Lithology 82

9.2.5 Other Tables (Alteration, Mineralization, RQD, SG, Structure, and Veins 82

9.3 DATABASE AUDIT OF THE 2021 DRILLING 82

9.4 ADEQUACY OF DATA 82

10. MINERAL PROCESSING AND METALLURGICAL TESTING 83

10.1 1987 PRELIMINARY SELECTIVE LEAD-ZINC FLOTATION TESTING 83

10.2 2014 GRAVITY AND FLOTATION CONCENTRATION TEST RESULTS 84

10.2.1 Grind Work Index Test Results 85

10.2.2 Gravity Test on DMEA Composite 85

10.2.3 Selective Lead-Zinc Flotation of DMEA Composite 86

10.2.4 FL Smidth's Conclusions and Recommendations 86

10.3 2021 COMMINUTION AND METALLURGICAL TESTWORK AT SGS 87

10.3.1 Mineralogy 88

10.3.2 Comminution Testwork 88

10.3.3 Metallurgical Testwork 88

10.3.4 Conclusions and Recommendations 91

11. MINERAL RESOURCE ESTIMATES 93

11.1 MODIFICATIONS TO DATABASE PRIOR TO MINERAL RESOURCE ESTIMATION 93

11.2 METHODOLOGY 94

11.3 REFINED GEOLOGIC MODEL 97



11.4   EXPLORATORY DATA ANALYSIS ("EDA") 100

11.5   BLOCK MODEL SETUP 101

11.6   COMPOSITING AND CAPPING 101

11.7   VARIOGRAPHY 104

11.8   ESTIMATION METHODOLOGY 107

11.9   VALIDATION 108

    11.9.1   *Comparison with Inverse Distance and Nearest Neighbor Models* *108*

    11.9.2   *Swath Plots* *110*

    11.9.3   *Visual Inspection* *112*

11.10   DENSITY 115

11.11   MINERAL RESOURCE CLASSIFICATION 116

11.12   REMOVAL OF MINED OUT VOLUMES 118

11.13   MINERAL RESOURCE STATEMENT 118

12.   MINERAL RESERVE ESTIMATES **124**

13.   MINING METHODS **125**

14.   PROCESSING AND RECOVERY METHODS **126**

15.   INFRASTRUCTURE **127**

16.   MARKET STUDIES **128**

17.   ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUAL OR GROUPS **129**

18.   CAPITAL AND OPERATING COSTS **130**

19.   ECONOMIC ANALYSIS **131**

20.   ADJACENT PROPERTIES **132**

21.   OTHER RELEVANT DATA AND INFORMATION **133**

22.   INTERPRETATION AND CONCLUSIONS **134**

22.1   RISKS AND UNCERTAINTIES 134

23.   RECOMMENDATIONS **136**

23.1   GENERAL RECOMMENDATIONS 136

23.2   DRILLING 136

23.3   RECOMMENDED WORK PLAN AND BUDGET 136

24.   REFERENCES **137**

25.   RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT **140**

26.   DATE AND SIGNATURE PAGE **141**

LIST OF FIGURES

FIGURE 3-1 SOUTH MOUNTAIN PROJECT LOCATION 13

FIGURE 3-2 SOUTH MOUNTAIN PROJECT CLAIM AREAS 15

FIGURE 3-3 SOUTH MOUNTAIN PROJECT, MILLSITE LOCATION 16



FIGURE 3-4 SOUTH MOUNTAIN MINE WORKINGS AND EXPLORATION TARGETS 20

FIGURE 6-1 REGIONAL GEOLOGIC SETTING OF THE SOUTH MOUNTAIN PROJECT (FREEMAN, 1982) 34

FIGURE 6-2 GEOLOGIC MAP OF THE SOUTH MOUNTAIN PROJECT AREA.. 35

FIGURE 6-3 SCHEMATIC CROSS SECTIONS OF THE SOUTH MOUNTAIN PROJECT AREA (SECTION LINES ON FIGURE 6-2) 36

FIGURE 6-4 STRATIGRAPHIC COLUMN AND PROJECT SCALE SCHEMATIC SECTION 37

FIGURE 6-5 SCHEMATIC LONG SECTION OF SOUTH MOUNTAIN SKARN DEPOSITS.. 38

FIGURE 6-6 MASSIVE SULFIDE REPLACING LAXEY MARBLE, SM19-003, 248-263 FT (SILLITOE, 2019) 39

FIGURE 6-7 QUARTZ AND ARSENOPYRITE (SILVERY GRAY) CUT BY PYRRHOTITE (DARK VEINLET, UPPER RIGHT), ... 40

FIGURE 6-8 QUARTZ-ARSENOPYRITE (RIGHT) IN CONTACT WITH MASSIVE SULFIDE (LEFT), SM19-003, 209 FT (SILLITOE, 2019) 41

FIGURE 6-9 GOSSAN AFTER MASSIVE SULFIDE REPLACING LAXEY MARBLE, BAY STATE WORKINGS (SILLITOE, 2019) 41

FIGURE 6-10 MALACHITE-IMPREGNATED GOSSAN AFTER MASSIVE SULPHIDE MANTO, TEXAS SHAFT (SILLITOE, 2019) 44

FIGURE 7-1 PLAN VIEW OF THMG AND SMM CHANNEL SAMPLES ALONG THE SONNEMAN DRIFT 46

FIGURE 7-2 ROCK CHIP SAMPLE LOCATIONS (WITTMAN, 2010) 49

FIGURE 7-3 ROCK CHIP SAMPLE GOLD VALUES (WITTMAN, 2010)... 49

FIGURE 7-4 COMPARISON BETWEEN THMG AND KINROSS OF GOLD IN ROCK CHIP SAMPLES (WITTMAN, 2010) 50

FIGURE 7-5 GOLD SOIL SAMPLE RESULTS (WITTMAN, 2010) 50

FIGURE 7-6 COPPER SOIL SAMPLE RESULTS (WITTMAN, 2010) 51

FIGURE 7-7 MOLYBDENUM SOIL SAMPLE RESULTS (WITTMAN, 2010)... 51

FIGURE 7-8 DRILL COLLAR LOCATIONS, REGIONAL.. 54

FIGURE 7-9 DRILL COLLAR LOCATIONS, LOCAL... 55

FIGURE 8-1 BLANK SAMPLE ANALYTICAL RESULTS - AU.. 64

FIGURE 8-2 BLANK SAMPLE ANALYTICAL RESULTS - AG.. 65

FIGURE 8-3 BLANK SAMPLE ANALYTICAL RESULTS - PB.. 65

FIGURE 8-4 BLANK SAMPLE ANALYTICAL RESULTS - ZN.. 66

FIGURE 8-5 BLANK SAMPLE ANALYTICAL RESULTS - CU.. 66

FIGURE 8-6 DUPLICATE SAMPLE ANALYSIS - AU.. 67

FIGURE 8-7 DUPLICATE SAMPLE ANALYSIS - AG.. 68

FIGURE 8-8 DUPLICATE SAMPLE ANALYSIS - PB.. 68

FIGURE 8-9 DUPLICATE SAMPLE ANALYSIS - ZN.. 69

FIGURE 8-10 DUPLICATE SAMPLE ANALYSIS - CU 69

FIGURE 8-11 RESULTS FROM SMMI BLANK QA/QC SAMPLES 72

FIGURE 8-12 RESULTS FROM SMMI DUPLICATE QA/QC SAMPLES 73

FIGURE 8-13 RESULTS FROM SMMI MEG-AG-2 STANDARD QA/QC SAMPLES 74

FIGURE 8-14 RESULTS FROM SMMI MEG-CU-1 STANDARD QA/QC SAMPLES... 75

FIGURE 9-1 AG CHECK SAMPLE ANALYSIS... 79

FIGURE 9-2 ZN CHECK SAMPLE ANALYSIS 79

FIGURE 9-3 CU CHECK SAMPLE ANALYSIS 80

FIGURE 9-4 PB CHECK SAMPLE ANALYSIS 80

FIGURE 9-5 AU CHECK SAMPLE ANALYSIS... 81

FIGURE 10-1 INITIAL TESTWORK FLOWSHEET 89

FIGURE 11-1 PLAN VIEW OF THE GEOLOGIC MODEL WITHOUT THE OVERBURDEN SURFACE. 95

FIGURE 11-2 LONG SECTION VIEW OF THE GEOLOGIC MODEL.. 96

FIGURE 11-3 LONG SECTION VIEW OF MODELED ESTIMATION DOMAINS. 99

FIGURE 11-4 RADIAL PLOT AND VARIOGRAMS FOR ZINC WITHIN THE MASSIVE SULFIDE DOMAIN 105

FIGURE 11-5 RADIAL PLOT AND VARIOGRAMS FOR SILVER WITHIN THE MASSIVE SULFIDE DOMAIN 105

FIGURE 11-6 ROTATED X, Y, AND Z-AXIS ZINC SWATH PLOTS (MASSIVE SULFIDE).. 111

FIGURE 11-7 VIEW OF THE ZINC GRADE ESTIMATE WITHIN THE MASSIVE SULFIDE LOOKING NORTHEAST 112

FIGURE 11-8 ESTIMATED ZINC GRADES ON THE LAXEY LEVEL 113



FIGURE 11-9 ESTIMATED ZINC GRADES ON THE SONNEMAN LEVEL 114
FIGURE 11-10 VIEW OF MEASURED AND INDICATED POLYLINES OVER MODELED ESTIMATION DOMAINS 117
FIGURE 11-11 LONG SECTION USED TO CLASSIFY MINED OUT MATERIAL WITHIN THE BLOCK MODEL 118
FIGURE 11-12 VIEW LOOKING NORTHEAST SHOWING METALLURGICAL DOMAIN TYPES ABOVE THE NSR CUT-OFF 120
FIGURE 11-13 GRADE TONNAGE CURVE FOR ESTIMATED NSR GRADE 123

LIST OF TABLES

TABLE 1-1 MINERAL RESOURCE STATEMENT FOR THE SOUTH MOUNTAIN PROJECT AS OF DECEMBER 31, 2023 5
TABLE 1-2 RECOMMENDED SCOPE OF WORK FOR THE SOUTH MOUNTAIN PROJECT 7
TABLE 2-1 ABBREVIATIONS AND TERMS OF REFERENCE 9
TABLE 3-1 LEGEND EXPLANATION FOR FIGURE 4-2 16
TABLE 3-2 SOUTH MOUNTAIN PROJECT, PATENTED CLAIMS 17
TABLE 3-3 SOUTH MOUNTAIN PROJECT, UNPATENTED CLAIMS 18
TABLE 3-4 SOUTH MOUNTAIN PROJECT, ANNUAL LEASE EXPENSES 18
TABLE 5-1 DRILLING BY PREVIOUS OPERATORS 28
TABLE 5-2 HISTORIC PRODUCTION SUMMARY BASED ON AVAILABLE SMELTER RECEIPTS 31
TABLE 7-1 SIGNIFICANT THMG CHANNEL SAMPLE INTERVALS– SONNEMAN DRIFT 47
TABLE 7-2 SMMI DRILLING SUMMARY 56
TABLE 7-3 SIGNIFICANT INTERCEPTS FROM THE 2019 DRILLING 57
TABLE 7-4 SIGNIFICANT INTERCEPTS FROM THE 2020 DRILLING 59
TABLE 7-5 SIGNIFICANT INTERCEPTS FROM THE 2021 DRILLING 59
TABLE 7-6 SIGNIFICANT INTERCEPTS FROM THMG DRILLING CAMPAIGNS 60
TABLE 7-7 SIGNIFICANT INTERCEPTS FROM THMG DRILLING CAMPAIGN - INTRUSIVE BRECCIA 61
TABLE 10-1 1987 BULK SAMPLE HEAD ASSAY RESULTS 83
TABLE 10-2 1987 BULK FLOTATION RESULTS 84
TABLE 10-3 2014 BULK SAMPLE HEAD ASSAY RESULTS 85
TABLE 10-4 SUMMARY OF GRAVITY SEPARATION TEST ON DMEA COMPOSITE 85
TABLE 10-5 SUMMARY OF LEAD FLOTATION RESULTS 86
TABLE 10-6 ZINC ROUGHER/SCAVENGER FLOTATION RESULTS 86
TABLE 10-7 SAMPLE HEAD GRADES 87
TABLE 10-8 SIMPLIFIED METALLURGICAL TEST RESULTS 90
TABLE 10-9 ESTIMATED OVERALL GOLD PERFORMANCE WITH RESPECT TO COPPER CONCENTRATE 90
TABLE 11-1 SUMMARY OF ASSAY VALUE HANDLING BY METAL 94
TABLE 11-2 LIST OF DRILLHOLES FILTERED OUT OF THE MRE 94
TABLE 11-3 DESCRIPTIVE ASSAY STATISTICS BY GEOLOGIC UNIT 97
TABLE 11-4 ASSAY STUDY STATISTICS BY METAL AND DOMAIN 100
TABLE 11-5 BLOCK MODEL PARAMETERS 101
TABLE 11-6 LENGTH WEIGHTED COMPOSITE STATISTICS BY METAL AND DOMAIN 102
TABLE 11-7 CAPPING OR RESTRICTED VALUES BY DOMAIN AND METAL 103
TABLE 11-8 LENGTH WEIGHTED CAPPED COMPOSITE STATISTICS BY METAL AND DOMAIN 103
TABLE 11-9 VARIOGRAM PARAMETERS FOR ALL ESTIMATION DOMAINS BY METAL 106
TABLE 11-10 SUMMARY OF ESTIMATION PARAMETERS 108
TABLE 11-11 DESCRIPTVE STATISTICS FOR NN, ID, AND OK INTERPOLANTS, AND COMPOSITES 109
TABLE 11-12 DENSITIES APPLIED TO THE BLOCK MODEL 116
TABLE 11-13 NSR CALCULATION PARAMETERS 119



TABLE 11-14 CUT-OFF GRADE PARAMETERS... 119
TABLE 11-15 MINERAL RESOURCE STATEMENT FOR THE SOUTH MOUNTAIN PROJECT, APRIL 20, 2021, IN U.S. CUSTOMARY UNITS. 122
TABLE 23-1 RECOMMENDED SCOPE OF WORK FOR THE SOUTH MOUNTAIN PROJECT... 136



1. EXECUTIVE SUMMARY

1.1 Introduction

South Mountain Mines, Inc. ("SMMI"), a wholly owned subsidiary of Thunder Mountain Gold, Inc., ("THMG") ("The Registrant") has retained Hard Rock Consulting, LLC ("HRC") to prepare an independent Initial Assessment Technical Report Summary ("TRS") for the South Mountain Project (the "Project"), a past-producing base and precious metals property located in Owyhee County, Idaho, USA. The purpose of this TRS is to support the disclosure of the mineral resource estimate as of December 31, 2023 for the Project.

THMG is the Registrant and issuer of this report, which presents the results of the updated mineral resource estimate and summarizes associated work completed by HRC. This report is intended to fulfill the reporting Standards of United States Securities and Exchange Commission's ("SEC") Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations ("S-K 1300") and Item 601 (b)(96) Technical Report Summary. The mineral resource estimate reported herein is based on all available technical data and information as of December 31, 2023, which is the effective date of the report in full.

1.2 Property Description and Ownership

The South Mountain Project is a historically productive polymetallic (Zn, Ag, Au, Pb, and Cu) deposit located in southwestern Idaho, in Owyhee County approximately 70 air miles southwest of Boise, Idaho, and approximately 24 miles southeast of Jordan Valley, Oregon. The Project area is situated entirely within the State of Idaho at approximately 42°44'41.65" North latitude and 116°55'13.48" West longitude.

The Project is 100% owned by SMMI, which is a wholly owned subsidiary of THMG. The Project area is comprised of 17 patented and 21 unpatented contiguous mining claims covering a total of approximately 616 acres, with an additional 489 acres of leased private land. Also included in the Project area is a 360-acre millsite, not contiguous with the mining claims, which was purchased by THMG in 2013. The millsite is located approximately 6.8 road miles from the existing workings, with access provided by a newly constructed, 1.2-mile haul road between the millsite and Owyhee County South Mountain Road.

The private land lease agreements include, among others, a mining lease with option to purchase dated November 13, 2016 between Owyhee Gold Territory ("OGT") and SMMI. The claims and leased lands comprising the Project are subject to a 5% net returns royalty in favor of OGT, which is capped at $5M, and certain other leased lands covering approximately 489 acres are subject to a 3% net smelter returns royalty plus an annual per-acre rental fee. There are no other royalties or encumbrances associated with the patented or unpatented claims. The unpatented claims require annual holding fees of $155 per claim to be paid to the Bureau of Land Management and the patented claims are subject to property taxes levied by Owyhee County.

1.3 Geology and Mineralization

The South Mountain mining district is situated within a roof pendant of marble, quartzite, and schist, in an igneous complex which has been the site of intrusive and extrusive activity since Cretaceous time.



These igneous rocks, and those of the nearby Owyhee Mountains, are separated from similar rocks of the Idaho batholith by the volcanic rocks of the Snake River Plain. Uplift of South Mountain and subsequent erosion has resulted in a broad range, elongated to the northwest, cored by the pre-Cretaceous metasediments and Cretaceous to Tertiary plutonic rocks. Bimodal (basaltic and rhyolitic) volcanic rocks of two distinct ages, Eocene-Oligocene and Miocene-Pliocene are the dominant rock types exposed in the region.

Metasedimentary rocks, which host the skarn and carbonate replacement deposit ("CRD") style of mineralization at South Mountain, are common in and on the margin of the Idaho batholith and occur as pendants or inclusions in the Owyhee region. These metasedimentary rocks consist of a roof pendant of interbedded schist, quartzite, and limestone and marble (undifferentiated and Laxey Marble) and may be either Mesozoic or Paleozoic in age. The marble is the host rock to the massive sulfide (skarn) and replacement vein mineralized zones at South Mountain and comprises approximately one-quarter of the metasedimentary assemblage. The metasediments are approximately 1,800 feet thick and appear to have undergone at least two episodes of folding deformation. A variety of dikes ranging in age from Eocene to Oligocene are also present on South Mountain. The dikes range in composition from mafic fine-grained basalts to leucocratic pegmatites.

Historic production at South Mountain has largely come from the high-grade massive sulfide bodies, which comprise the primary mineral resource of the Project. These occurrences are localized almost entirely to the Laxey marble, and specifically those portions of the marble that have been altered to hedenbergite-rich, Pb/Zn skarn. The mineralized zones in the skarn occur as pipe-like bodies which plunge 40-50 degrees southwest, and rake approximately 50 degrees within the marble bed. Mineralization is at least partially controlled by northeast trending structures and is persistent with depth. The high-grade massive sulfide zones remain open at depth and along strike of the Laxey marble.

1.4   Status of Exploration

SMMI completed underground drilling campaigns in 2019 and 2020. These programs included 21 NQ diameter core drillholes totaling 7,475 ft (2,280 meters), and 31 NQ diameter core drillholes totaling 8,907 ft (2,715 meters), respectively. The 2019 and 2020 drilling campaigns were successful in extending the DMEA and Texas East and West zones down dip. In addition to the drilling, over 300 ft of rehab and additional drifting was completed to access the stations targeting the Texas zones.

Prior to 2019, THMG drilled 27 holes for a total of 16,600 ft. Twenty of the holes are diamond core holes, and the remaining seven are RC. Other exploration (and development) activities carried out by THMG since 2008 include:

- Adjoining property evaluation and acquisition;
- Title work for the patented claims and private land parcels;
- Surveying the claim boundaries;
- Rehabilitation of the Laxey and Sonneman Drifts, some to production standards;
- Surveying Laxey and Sonneman drifts, cross cuts, and drill stations;
- Channel sampling the ribs in the massive sulfide zones on the Sonneman level;
- Geologic mapping and geochemical sampling specific to an intrusive gold breccia target;



- A ground magnetics survey as well as compiling and reprocessing public domain geophysical surveys; and

- A pulse electromagnetic ("PEM") survey completed in September 2022.

1.5 Mineral Resource Estimate

HRC is responsible for the mineral resource estimate presented herein (Table 1-1). HRC is a Qualified Person ("QP") as defined by S-K 1300 and is independent of SMMI and THMG. Mineral resources were estimated by the QP based on capped and composited drillhole and channel sample data constrained by geologic boundaries using an ordinary kriging algorithm using Leapfrog Geo® version 2023.1.1. The geologic model was constructed using lithology within the database, in conjunction with an underground geologic map, drillhole cross sections, and interpretations by SMMI staff and consultants. The overall geologic model is constrained within 500 ft of drillholes and channel samples within the area of mineralization, and it includes six discrete geological units. The metals of interest at the Project are zinc, silver, gold, copper, and lead. Primary units used for the resource calculations are U.S. customary, with the exception of gold and silver grades which were estimated in ppm, and all costs are reported in US dollars unless otherwise specified. Work to complete the mineral resource estimate was conducted between October 16th, 2023 and December 15th, 2023. The QP is unaware of any information that would materially impact the mineral resource estimate since the completion of the work. The effective date for the mineral resource estimate is December 31, 2023.

The undiluted in-situ South Mountain Project mineral resource statement is presented in Table 1-1 by metallurgical domain and in total. The results are rounded to reflect the approximation of grade and quantity which can be achieved at this level of resource estimation. Rounding may result in apparent differences when summing tons, grade and contained metal content. Mineral Resources were classified into inferred, indicated, and measured mineral resources in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S–K. Classification of the resources reflects the relative confidence of the grade estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors. Inferred mineral resources are that portion of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

Risks associated with the mineral resource estimate include, but are not limited to changes in metal price, changes to geotechnical, mining, and metallurgical recovery assumptions, changes to the formula used to generate the block model NSR values, and changes to the assumptions used to generate the reporting NSR cut-off value. Additionally, changes in interpretations of mineralization geometry and continuity of mineralization zones could be modified based on results from additional drillhole information, channel sample assays, and new geological mapping information.



The mineral resources are confined to material exceeding a net smelter return ("NSR") cut-off of 97.50 $US/ short ton within coherent wireframe models. After the block grade estimations were complete, the estimated blocks at and above the cut-off grade were reviewed in long section by the QP. The majority of estimated blocks demonstrate grade continuity and meet the criteria of a minable shape. Small, and isolated blocks that did not meet the QP's opinion of a minable shape were excluded from the mineral resource statement. The application of a cut-off grade to estimated blocks which meet the criteria of a minable shape within coherent wireframe models meets the test of reasonable prospect for economic extraction ("RPEE"). The NSR cut-off is calculated based on the following assumptions: metal prices based on the 36-month moving average as of the end of September 29, 2023, assumed mining costs of $65/ton, processing costs of $25/ton, general and administrative costs of $7.50/ton, and recovered and payable, and smelting costs for each metal by metallurgical domain.

The QP is of the opinion the Mineral Resources for the Project, which have been estimated using information obtained from drill data, geological mapping, and channel sampling programs, have been performed to industry best practices, and conform to the requirements of S-K 1300. Further work is likely to resolve all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction.



Table 1-1 Mineral Resource Statement for the South Mountain Project as of December 31, 2023



Metallurgical Domain	***Classification***	**Mass**	***Contained Metal***									
			Zinc		**Silver**		**Gold**		**Copper**		**Lead**	
		sh. ton	**Grade (%)**	**lb. (x1,000)**	**Grade (oz/sh. Ton)**	**oz (x 1,000)**	**Grade (oz/sh. Ton)**	**oz**	**Grade (%)**	**lb. (x1,000)**	**Grade (%)**	**lb. (x1,000)**
Massive Sulfide Type	Measured	54,000	11.51	12,300	3.62	194	0.070	3,800	0.45	500	0.79	850
	Indicated	122,000	11.15	27,300	4.74	580	0.074	9,100	0.55	1,300	1.32	3,240
	Measured + Indicated	**176,000**	**11.26**	**39,600**	**4.39**	**774**	**0.073**	**12,900**	**0.52**	**1,800**	**1.16**	**4,080**
	Inferred	868,000	8.25	143,200	5.96	5,177	0.040	34,700	0.74	12,800	1.16	20,200
Skarn Type	Measured	15,000	0.99	300	4.61	70	0.017	300	1.12	300	0.27	80
	Indicated	32,000	0.44	300	3.44	109	0.005	100	1.12	700	0.07	40
	Measured + Indicated	**47,000**	**0.62**	**600**	**3.82**	**179**	**0.009**	**400**	**1.12**	**1,000**	**0.13**	**120**
	Inferred	91,000	1.02	1,900	2.86	261	0.005	400	1.41	2,600	0.04	70
Total	**Measured**	**69,000**	**9.18**	**12,600**	**3.84**	**264**	**0.058**	**4,000**	**0.60**	**800**	**0.67**	**930**
	Indicated	**154,000**	**8.95**	**27,600**	**4.47**	**688**	**0.060**	**9,300**	**0.66**	**2,000**	**1.06**	**3,280**
	Measured + Indicated	**223,000**	**9.02**	**40,200**	**4.27**	**953**	**0.059**	**13,300**	**0.64**	**2,900**	**0.94**	**4,210**
	Inferred	**959,000**	**7.56**	**145,000**	**5.67**	**5,438**	**0.037**	**35,200**	**0.80**	**15,400**	**1.06**	**20,270**

1. The undiluted in-situ mineral resources are reported at an underground mining Net Smelter Return (“NSR”) cut-off of **97.50 $US/Short Ton**. The NSR calculation is based on the assumptions stated in the following footnotes 2 – 5.
2. **Metal prices** are based on the 36-month moving average as of September 29, 2023, and are **$1,800/oz for Au**, **$23.50/oz for Ag**, **$1.00/lb. for Pb**, **$1.35/lb. for Zn**, and **$4.00/lb. for Cu**.
3. An assumed mining cost of **$65/short ton**, process costs of **$25/short ton**, and general and administrative costs of **$7.50/short ton.**
4. Massive Sulfide type **metallurgical recoveries and payables** are **52.25% for Au**, **71.25% for Ag**, **71.40% for Zn**, **66.50% for Pb**, and **49.00% for Cu** and a total smelter cost of **$33.29**.
5. Skarn type **metallurgical recoveries and payables** are **71.25% for Au**, **80.75% for Ag**, **51.00% for Zn**, **47.50% for Pb**, and **87.70% for Cu**, and a smelter cost of **$7.24**.
6. Rounding may result in apparent differences when summing tons, grade and contained metal content. Tonnage and grade are in U.S. Customary units. Prices are in $US.

1.6   Conclusions

The geology of the South Mountain Project is well understood, and the appropriate deposit model is being applied for exploration. The conceptual geologic model is sound, and in conjunction with drilling results, indicates that mineralization is essentially open in all directions. Significant potential exists to increase the known mineral resource with additional drilling, as well as to upgrade existing mineral resource classifications with infill drilling. The current mineral resource at the South Mountain Project is more than sufficient to warrant continued evaluation of the Project. The South Mountain Project has completed the requisite engineering studies necessary to complete an Initial Assessment TRS that would include economic analysis, similar to a Preliminary Economic Assessment ("PEA").

The sample preparation, analytical procedures, and security measures presently employed at the South Mountain Project are reasonable and adequate to ensure the validity and integrity of the data derived from sampling programs to date. Based on the results of the site investigation and data validation efforts, the drilling and sampling data, as contained in the current Project database, are considered to be accurate and suitable for use in estimating mineral resources.

The South Mountain Project is not subject to any known environmental liabilities. Existing surface rights are sufficient for all presently planned development and operations. The Project is largely located on and surrounded by private land surface, and as such the permitting and environmental aspects of the Project are quite simple and straightforward. Based on permits in hand and associated work completed to date, in conjunction with the long and successful history of mineral exploration throughout the district, no barriers to proposed or future plans for exploration and development at the Project are anticipated.

1.7   Recommendations

1.7.1   General Recommendations

The QA/QC program instituted during the 2019, 2020, and 2021 drilling followed the QPs recommendations, meets industry standards, and represents a substantial improvement from previous drilling on the property. Those procedures should continue to be implemented in future drilling programs.

SMMI should continue routine, internal mechanical audits of the database to check for overlaps, gaps, total drill hole length inconsistencies, non-numeric assay values, and negative numbers. The internal mechanical audit should be carried out after any significant update to the database, and the results of each audit, including any corrective actions taken, should be documented and stored for future use in database validation.

SMMI should continue to work toward the completion of an Initial Assessment TRS that would include economic analysis, similar to a PEA for the Project. While most of the underlying metallurgical, environmental, and economic studies have been completed, additional drilling is required to support the PEA.



1.7.2 Drilling

The South Mountain Project would benefit from infill and step-out drilling in the DMEA zone, Texas zone, and from muck bays 3 and 4 on the Sonneman level in support of a PEA. SMMI should develop a plan, if practical, to orient drilling in directions that would intersect mineralization closer to true thickness angles. Development of exploration drifts from current workings to provide new drill stations, drilling from surface, and/or incorporating wedges should also be considered.

1.7.3 Exploration

In addition to the infill and step out drilling, an exploration program testing anomalies identified in the PEM survey should be considered. Before detailed exploration drilling can be planned, the anomalies identified in the PEM survey should be mapped and surface sampled to the extent possible.

1.7.4 Work Plan and Budget

At this time, HRC recommends a single-phase work plan which includes preparation of a Preliminary Economic Assessment. The largest component of the work plan includes the infill and step-out drilling. The $3,00,000 budget includes additional drifting, and all associated drilling costs. The work plan also includes a limited amount of additional exploration in the form of surface geological mapping and geochemical sampling. Estimated costs for the recommended scope of work are summarized in Table 1-2.

Table 1-2 Recommended Scope of Work for the South Mountain Project

Item	Estimated Costs
PEA Study	$30,000
Infill and Step-out Drilling, Drifting	$3,000,000
Surface Geological Mapping and Geochemistry	$50,000
Administration and Overhead	$400,000
TOTAL	**$3,480,000**

2.   INTRODUCTION

2.1   Registrant and Terms of Reference

South Mountain Mines, Inc. ("SMMI"), a wholly owned subsidiary of Thunder Mountain Gold, Inc., ("THMG") ("The Registrant") has retained Hard Rock Consulting, LLC ("HRC") to prepare an independent Initial Assessment Technical Report Summary ("TRS") for the South Mountain Project (the "Project"), a past-producing base and precious metals property located in Owyhee County, Idaho, USA. The purpose of this TRS is to support the disclosure of the mineral resource estimate as of December 31, 2023 for the Project.

THMG is the Registrant and issuer of this report, which presents the results of the updated mineral resource estimate and summarizes associated work completed by HRC, the QP of this report. This report is intended to fulfill the reporting Standards of United States Securities and Exchange Commission's ("SEC") Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations ("S-K 1300") and Item 601 (b)(96) Technical Report Summary. The mineral resource estimate reported herein is based on all available technical data and information as of December 31, 2023, which is the effective date of the report in full.

SMMI is the owner of a 75% equity interest in Owyhee Gold Territory LLC ("OGT"), the owner of the South Mountain Project, and a mining lease with option to purchase the South Mountain Project granted by OGT to SMMI and the remaining 25% , non-controlling equity interest in OGT. Thunder Mountain Resources Inc. ("TMRI") is the legal and beneficial owner of all issued and outstanding shares of SMMI. Thunder Mountain Gold Inc. ("THMG") is the legal and beneficial owner of all of the issued and outstanding shares of TMRI.

Abbreviations and terms of reference used in this technical report are presented in Table 2-1.



Table 2-1 Abbreviations and Terms of Reference

μm	micrometer		OK	Ordinary Krig
Ag	Silver		opt	Ounces per ton
AgCl	Silver Chloride		OVB	Overburden boundary
AMAG	Airborne magnetic data		oz/t	ounces per ton
AMSL	Above mean seal level		PA	Preliminary Assessment
ARAD	Airborne radiometric data		Pb	Lead
Au	Gold		PEA	Preliminary Economic Assessment
Au2Bi	Maldonite		ppm	Parts per million
BDL	Below detection limit		QA/QC	Quality assurance and quality control
BMET	BeMetals Corp.		RES	Residual
CEP	Cumulative Frequency Plot		RM	Registered member
CIM	Canadian Institute of Mining, Metallurgy & Petroleum		S-K 1300	Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K
CPG	Construction General Permit		SCHL	Footwall schist
CRD	Carbonate-replacement Deposits		SCHU	Hanging wall schist
CRIRSCO	Committee of Mineral Reserves International Reporting Standards		SEC	United States Securities and Exchange Commission
Cu	Copper		SME	Society for Mining, Metallurgy, and Exploration
CUP	Conditional Use Permit		SMM	South Mountain Mines
CuSO4-5H2O	Copper Sulfate Pentahydrate		SMMI	South Mountain Mines, Inc.
CxCu	Cold extractable copper		SMSZ	South Mountain Structural Zone
CxHM	Cold extractable total heavy metals		SWPPP	Storm Water Pollution Prevention Plan
DMEA	Defense Minerals Exploration Administration		t	ton
EDA	Exploratory Data Analysis		TH	Thorium
EPA	Environmental Protection Agency		THMG	Thunder Mountain Gold, Inc. ("The Registrant")
Fe	Iron		TMRI	Thunder Mountain Resources, Inc.
ft	Feet		TRS	Technical Report Summary
GRAV	Gravity data		tpd	tons per day
HRC	Hard Rock Consulting LLC		U	Uranium
IBMG	Idaho Bureau of Mines and Geology		US$	U.S. dollars
ID	Inverse Distance		USGS	United States Geological Survey
IDEQ	Idaho Department of Environmental Quality		Zn	Zinc
JORC	Australasian Joint Ore Reserves Committee		Zn(CN)2	Zinc Cyanide
K	Potassium		ZnAgEq	Zinc Silver Equivalent
K-Ar	Potassium-argon radiometric dating			
Kqd	cretaceous age quartz dioritic rocks			
Kwhr	Kilowatt per hour			
LXY	Laxey marble unit			
m	meters			
MRE	Mineral Resource Estimate			
MSGP	Multi-Sector General Permit			
my	Million years			
NA2S2O5	Sodium Metabisulfite			
NAA	No Action Assurance			
NI 43-101	National Instrument 43-101			
NN	Nearest Neighbor			
NPDES	National Pollutant Discharge Elimination System			
NSR	Net Smelter Return			
NURE	National Uranium Resource Evaluation			
OGT	Owyhee Gold Territory, LLC			

Hard Rock Consulting, LLC

2.2   Sources of Information

A portion of the background information and technical data presented in this report was obtained from the following documents:

HRC, 2023. *NI 43-101 Technical Report: Updated Mineral Resource Estimate for the South Mountain Project, Owyhee County, Idaho USA*; NI 43-101 Technical Report prepared for SMMI, December 23, 2023.

HRC, 2021. *NI 43-101 Technical Report: Updated Mineral Resource Estimate for the South Mountain Project, Owyhee County, Idaho USA*; NI 43-101 Technical Report prepared for BeMetals Corp. and SMMI, April 20, 2021.

Kleinfelder West, Inc., 2008. *Resource Data Evaluation, South Mountain Property, South Mountain Mining District, Owyhee County, Idaho*; internal report prepared for Thunder Mountain Resources, May 14, 2008.

Northwest Groundwater & Geology, 2010. *NI 43-101 Technical Report, South Mountain Project, Owyhee County, Idaho*; prepared for Thunder Mountain Gold, Inc., March 23, 2010.

Sillitoe, R.H., 2019. *Comments on Geology and Exploration of the South Mountain Polymetallic Project, Idaho*; internal report prepared for BeMetals and Thunder Mountain Gold, Inc., September 2019.

Sillitoe, R.H., 2020. *Comments on Recent Drill Core from the South Mountain Polymetallic Project, Idaho*; internal report prepared for BeMetals and Thunder Mountain Gold, Inc., January 2020.

Forbush, T., 2019. *Core Handling and Data Collection Procedures, South Mountain Mine, Idaho: 2019*; internal report prepared for South Mountain Mines, Inc. July 2020.

The information contained in the current report Chapters 3 through 6 was largely presented in, and in some cases, is excerpted directly from, the reports listed above. HRC has reviewed this material and associated supporting documentation in detail, and finds the information presented herein to be factual and appropriate with respect to guidance provided by Regulation S-K 1300.

Additional information was requested from and provided by SMMI. In preparing Chapters 7 through 10 of this report, the authors have, in part, sourced information from historical documents including exploration reports, technical papers, sample descriptions, assay results, computer data, maps and drill logs generated by previous operators and associated third party consultants. Historical documents and data sources used during the preparation of this report are cited in the text, as appropriate, and are summarized in current report Chapter 24.

The Registrant has not previously filed a TRS for the Project.

2.3   Personal Inspection

This TRS was prepared by HRC QPs, as defined by S-K 1300.



HRC's QP of geology conducted an on-site inspection of the South Mountain Project on April 2nd through 4th, 2018. While on site, the QP conducted general site and geologic field reconnaissance, including inspection of on-site facilities and examination of underground bedrock exposures and drill collar locations in the Sonneman drift. The QP also examined select core intervals from historic and recent drilling, obtained a variety of duplicate samples for independent check sampling, and reviewed with THMG geology staff the conceptual geologic model, data entry and document management protocols, and drilling and sampling procedures and the associated quality assurance and quality control ("QA/QC") methods presently employed.

HRC's QP of Mineral Resources conducted an on-site investigation of the South Mountain Project and Jordan Valley field office on May 5th through 7th, 2021, accompanied by SMMI staff Rocky Chase – Project Manager; SMMI staff Eric Jones and Jim Collord; and Tyson Forbush SMMI Project Geologist. While on site, the QP conducted general geologic field reconnaissance, including inspection of on-site facilities and examination of underground bedrock exposures on the Sonneman level, and examined select core intervals from recent drilling.

2.4   Units of Measure

Unless otherwise stated, all measurements reported herein are U.S. customary units and currencies are expressed in constant 2023 US dollars ("US$"). Gold and silver values are reported in parts per million ("ppm") or in Troy ounces per ton ("oz/t"). Tonnage is reported as short tons ("t" or "Sh. Ton"), unless otherwise specified. Lead, zinc, and copper values are reported in weight percent (%).

2.5   Cautionary Statements

This report contains "forward-looking information" or "forward-looking statements" that involve a number of risks and uncertainties. Forward-looking information and forward-looking statements include, but are not limited to, statements with respect to future metal prices, the estimation of mineral resources, the realization of mineral estimates, mining cost, processing cost, general and administrative costs, currency fluctuations, government regulation of mining operations, environmental risks, title disputes or claims, and limitations on insurance coverage.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "budget", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes or variations of such words or phrases or state that certain actions, events, or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

Forward-looking statements are based on the opinions, estimates, and assumptions of contributors to this report. Certain key assumptions are discussed in more detail. Forward-looking statements known and unknown risks, uncertainties, and other factors which may cause the actual, results, performance, or achievements of THMG to be materially different from any other future results, performance, or achievements expressed or implied by the forward-looking statements.



Such factors include, among others: future prices of metals, possible variations in mineralized grade or recovery rates; as well as those risk factors discussed or referred in this report and in THMG documents filed from time to time with the securities regulatory authorities in the United States and Canada.

There may be other factors than those identified that could cause actual actions, events, or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results not to be anticipated, estimated, or intended. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance of forward-looking statements. Unless required by securities laws, the authors undertake no obligation to update forward-looking statements if circumstances or opinions should change.



3. PROPERTY DESCRIPTION

3.1 Project Location and Ownership

The South Mountain Project is located in southwestern Idaho's Owyhee County, approximately 70 air miles southwest of Boise, Idaho, and approximately 24 miles southeast of Jordan Valley, Oregon. The Project is situated entirely within the State of Idaho at approximately 42°44'41.65" North latitude and 116°55'13.48" West longitude (Figure 3-1). Map coverage of the Project area is provided by the Cliff, Idaho, and the Flint Creek, Idaho, 7.5- and 15-minute U.S.G.S. topographic quadrangles, respectively.


GRASSY MTN
PARAMOUNT GOLD
QUARTZ MTN
BOISE
IDAHO
OREGON
Integra Resources
DELAMAR
JORDAN VALLEY
SOUTH MTN
THUNDER MOUNTAIN GOLD, INC. SOUTH MOUNTAIN PROJECT

Figure 3-1 South Mountain Project Location

The South Mountain Project is wholly owned by SMMI, and is presently comprised of 17 patented and 21 unpatented contiguous mining claims covering a total of approximately 616 acres, as well as an additional 489 acres of leased private land (Figure 3-2, Table 3-1). Also included in the Project area is a 360-acre millsite not contiguous with the mining claims, purchased by THMG in 2013. The millsite sits approximately 6.8 road miles from the existing workings, with access provided by a newly constructed, 1.2-mile haul road between the millsite and Owyhee County South Mountain Road (Figure 3-3). Patented and unpatented claim details are summarized in Tables 3-2 and 3-3. Annual payments for leased private land surface are summarized in Table 3-4.





Figure 3-2 South Mountain Project Claim Areas

Table 3-1 Legend Explanation for Figure 4-2

Parcel No.	Acreage	Land Type
51-67 (Red)	326	Patented Claims
1-21 (Blue)	290	Unpatented Claims
133 (Pink)	376	Leased: Lowry
132 (Pink)	113	Leased: Acree
131, 141 (Pink)	56	Leased: Herman (In Negotiation)


17 miles to Jordan Valley Oregon from South Mountain Millsite
South Mountain Millsite
Distance from Mine to Mill site: 6.5 miles
South Mountain Millsite
South Mountain Mine
Copyright © 2013 National Geographic Society, i-cubed
Created by: Jessica Ader
Created on: 03/12/2014
Edited on: 3/19/2014
Projects_Idaho
South Mountain Proposed Mill
Mill Site Boundary
Leased Ground
Patented Claims
Unpatented Claims
Roads
1 in = 4,396 ft
NAD 1983 StatePlane Idaho West FIPS 1103 Feet
N
W
E
S
South Mountain Project
Owyhee County, Idaho
Owyhee Gold Trust, LLC
Mine and Mill Map

Figure 3-3 South Mountain Project, Millsite Location

Table 3-2 South Mountain Project, Patented Claims

Name	Mineral Survey	Patent No.	Survey Date	Ownership
Illinois	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Michigan	1446	32995	17-Sep-00	OGT* (leased to SMMI)
New York	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Tennessee	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Oregon	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Massachusetts	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Washington	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Maine	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Idaho	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Vermont	1446	32995	17-Sep-00	OGT* (leased to SMMI)
Texas	1447	32996	17-Sep-00	OGT* (leased to SMMI)
Florida	1447	32996	17-Sep-00	OGT* (leased to SMMI)
Alabama	1447	32996	17-Sep-00	OGT* (leased to SMMI)
Virginia	1447	32996	17-Sep-00	OGT* (leased to SMMI)
Mississippi	1447	32996	17-Sep-00	OGT* (leased to SMMI)
Queen	3400	1237144	27-Oct-64	OGT* (leased to SMMI)
Kentucky	3400	1237144	27-Oct-64	OGT* (leased to SMMI)

The BLM serial register pages for the unpatented claims list TMRI as the current claimant, but the unpatented claims were deeded from TMRI to OGT pursuant to a Quitclaim Deed dated October 31, 2013, recorded in Owyhee County, Idaho on October 31, 2013, as Instrument No. 282464.

Table 3-3 South Mountain Project, Unpatented Claims

Claim Name	Owyhee County Instrument No.	BLM: IMC Serial No.	Ownership
SM-1	262582	192661	OGT* (leased to SMMI)
SM-2	262578	192662	OGT* (leased to SMMI)
SM-3	262581	192666	OGT* (leased to SMMI)
SM-4	262579	192665	OGT* (leased to SMMI)
SM-5	262580	192669	OGT* (leased to SMMI)
SM-6	262577	192664	OGT* (leased to SMMI)
SM-7	262576	192663	OGT* (leased to SMMI)
SM-8	262575	192670	OGT* (leased to SMMI)
SM-9	262574	192671	OGT* (leased to SMMI)
SM-10	262573	192668	OGT* (leased to SMMI)
SM-11	262572	192672	OGT* (leased to SMMI)
SM-12	262571	192667	OGT* (leased to SMMI)
SM-13	262570	192673	OGT* (leased to SMMI)
SM-14	262569	192674	OGT* (leased to SMMI)
SM-15	266241	196559	OGT* (leased to SMMI)
SM-16	266242	196560	OGT* (leased to SMMI)
SM-17	266243	196561	OGT* (leased to SMMI)
SM-18	266244	196562	OGT* (leased to SMMI)
SM-19	266245	196563	OGT* (leased to SMMI)
SM-20	266246	196564	OGT* (leased to SMMI)
SM-21	266247	196565	OGT* (leased to SMMI)

The BLM serial register pages for the unpatented claims list TMRI as the current claimant, but the unpatented claims were deeded from TMRI to OGT pursuant to a Quitclaim Deed dated October 31, 2013, recorded in Owyhee County, Idaho on October 31, 2013, as Instrument No. 282464.

Table 3-4 South Mountain Project, Annual Lease Expenses

Owner	Agreement	Amount	Acres	Current Annual Lease Payments
Lowry	Oct. 10, 2008	$20/acre	376	$ 7,520 per year
		$30/acre staring 7th year		$ 11, 280 per year
Acree	June 20, 2008	$20/acre	113	$ 2,260 per year
		$30/acre staring 7th year		$ 3,390 per year
*OGT LLC (THMG through SMM)	Nov. 6, 2016	$5,000 per year, with a capped $5M Net Returns Royalty, payable at 5% NPI from Mining	1,465	$5,000 per year
Herman	Nov. 23, 2009	$30/acre through 2026	56	In Negotiation

The private land lease agreements include, among others, a mining lease with option to purchase dated November 13, 2016, between OGT and SMMI. The claims and leased lands comprising the Project are subject to a 5% net returns royalty in favor of OGT, which is capped at $5M and certain other leased land

Hard Rock Consulting, LLC

covering approximately 489 acres are subject to a 3% net smelter returns royalty plus an annual per-acre rental fee.

Commencing on June 20, 2008, the Company entered into a lease agreement with Ronald Acree for a period of 6 years, covering 113 acres at a rate of $20 per acre. The Acree Lease includes an option to extend for an additional 10 years at a revised rate of $30 per acre. Upon the 17th Anniversary from the effective date, a rate of $50 per acre will be paid in the form of an advanced royalty until the 30th anniversary from the date. Then, a rate of $75 per acre will be paid to Acree. The total annual lease payment for the 113 acres amounts to $3,390. There is no expiration date with this lease.

On October 24, 2008, the Company executed a lease agreement with William and Nita Lowry for a duration of 6 years, encompassing 376 acres at a rate of $20 per acre. Similar to the Acree Lease, the Lowry Lease incorporates an option to extend for an additional 10 years at a revised rate of $30 per acre. Following the passing of the original lessors, the lease was inherited by Michael Lowry, their son. The lease will expire on October 24, 2025. The Company is currently in discussions to extend the lease.

On December 13, 2023, the Company completed a land purchase of an additional 56 acres (previously referred to as the Herman Lease) of strategic land at the Company`s South Mountain Project. The land is a combination of both patented and private land, with full mineral rights, and was previously leased by the Company in prior years. The parcel is contiguous with the South Mountain patented claims and is important to the future development of the Texas Zone. This land acquisition covers a gap in the main mine area and eliminates any outside ownership within the main mine area.

The Laxey, Golconda and Sonneman level workings and the Texas shaft are the original historic workings of the South Mountain Project and are located within the present-day patented claim block. SMMI's exploration efforts to date have largely focused on targeting the down-dip extensions of the past producing, massive sulfide mineralized zones. The general location of the existing workings and exploration target area are shown in Figure 3-4.





Figure 3-4 South Mountain Mine Workings and Exploration Targets

3.2   Permitting and Environmental Liabilities

The South Mountain Project is largely located on and surrounded by private land. Future agreements with individual private landowners, along with the existing easements and right of ways, may be necessary to establish infrastructure such as roads and power lines. The private land setting greatly simplifies and streamlines the permitting and approval process since the Project does not require oversight from a federal land management agency (e.g., United States Bureau of Land Management or the United States Forest Service), which in turn would have required an Environmental Impact Statement under the federal National Environmental Policy Act.

In 2013, THMG completed two Conditional Use Permit ("CUP") applications, one for the mine site and one for the mill site, thru Owyhee Gold Trust, LLC. Both CUPs were submitted to and approved by Owyhee County in 2013, and the two-year time frame for completion of work under each was extended by the County for an additional four years beginning in 2016. Both the mine and the mill site are located on private land surface, and as such require no other permit authorization for surface disturbance.

Also in 2013, THMG filed for and received an Army Corps of Engineers (DA) Nationwide Permit (NWP) No. 14: Linear Transportation Projects, which allowed THMG to place 660 feet of 48-inch galvanized culvert through the Sonneman waste rock dump in order to segregate historic and future mined rock from direct contact with Williams Creek to ensure compliance with the NPDES Stormwater Permit, described immediately below.

In 2012, EPA "acknowledge[d] receipt of a complete Notice of Intent form seeking coverage under EPA's [NPDES] Construction General Permit (CGP), activated on Thursday, May 17, 2012." In accordance with this NPDES Permit, THMG developed a site wide Storm Water Pollution Prevention Plan (SWPPP) under guidance of the EPA NPDES Form 3510-9 and per EPA IDR120000 and EPA Tracking Number IDR12AX72. An independent consultant was hired to carry out this planning for the Company.

The IDEQ completed a Preliminary Assessment ("PA") at the Sonneman mine in July 2002 that included a property description and mitigation/exposure pathways and potential targets. Based on the findings of the PA, the U.S. Environmental Protection Agency ("EPA") recommended further action and IDEQ initiated an EPA-funded study. The extensive study and report (IDEQ, 2005) were completed in March 2005 under contract with Region 10 of the EPA. The 2005 IDEQ study identified two areas of concern for risks to human health and the environment at the site: 1) the ore and waste stockpiles near the Sonneman adit, and; 2) the BLM tailings facility lower in the Williams Creek drainage. The report included recommendations on methods for reclaiming both of these areas. In 2006, South Mountain Mines completed the reclamation activities on the ore and waste stockpiles pursuant to the recommendations contained in the IDEQ report. The work was done by South Mountain Mines personnel with design and construction oversight by LFR, Inc.

In 2007, the BLM contracted with North Wind Environmental (North Wind) to design a reclamation program for the estimated 16-17,000 tons of tailings situated solely on BLM land below the Sonneman mine portal and waste rock dump area. North Wind completed the outlined reclamation work in October 2007 by providing diversion ditches for a small side-drainage to Williams Creek, shaping and capping with both synthetic HOPE plastic and soil and fencing the area to exclude livestock access. The reclaimed area was also seeded then covered with straw mat material to minimize erosion.

As part of their due diligence in 2007, THMG conducted water sampling at the mine portals and various other locations along Williams Creek. They also contracted with Enviroscientists, Inc. of Reno, Nevada, to conduct an environmental data review and site assessment. Based on the completed state and federal site work and environmental evaluations, THMG determined that environmental liabilities associated with the Project are minimal, and therefore an acceptable risk, given the history of state and federal and environmental evaluations and remediations in and around the site. There are no current applicable federal or state environmental orders regarding the site.



THMG also completed water quality sampling programs on a quarterly basis from 2012 through 2014, during that phase of exploration and pre-development work. Several sample stations were established along the stream from the area below the Sonneman waste rock dump and historic tailings repository. This baseline sampling has continued through and into the current exploration program through the fourth quarter of 2020. No significant variations in quality, trends or concerns were noted in the sampling.

The South Mountain Project is not subject to any other known environmental liabilities, and HRC knows of no other significant factors or risks which might impact SMMI's access, title, or right or ability to perform work on the property.

3.2.1   Current Permitting Status

In 2020, THMG directed their independent consultant, WEC, to update the existing site wide Storm Water Pollution Prevention Plan (SWPPP) under guidance of the EPA NPDES Stormwater Discharges from Industrial Activities-EPA's 2015 Multi-Sector General Permit (MSGP).

On June 3, 2020, at 11:59 p.m., the 2015 MSGP Program expired, and EPA did not reissue a new permit prior to its expiration. Therefore, the 2015 MSGP has been administratively continued in accordance with the Administrative Procedure Act and 40 CFR 122.6 and remains in force and effect for discharges that were covered prior to the 2015 MSGP's expiration.

WEC is in the process of submitting an NOI to EPA to obtain general permit coverage under the MSGP. However, there will likely be no permits issued until EPA promulgates and approves the MSGP program that expired in 2020. Such facilities may follow conditions outlined in EPA's No Action Assurance (NAA) memorandum for new facilities that commence discharging stormwater on or after June 4, 2020.

It is estimated that Idaho DEQ will assume regulatory compliance of this program and take over the NPDES program beginning in July of 2021. At that time, THMG may have to file an NOI again with the state of Idaho.

The current site conditions related to underground water and the mine portal are as follows:

1. As mentioned above, Williams Creek has been placed in a 660 feet of 48-inch galvanized culvert through the Sonneman waste rock dump, starting above the mine workings, and continuing below the workings, in order to protect Williams Creek, and to ensure compliance with the National Pollutant Discharge Elimination System (NPDES/IPDES) Stormwater Permit.

2. There is no direct or open surface channel that routes water from underground tunnels or drifts, out of the mine and into Williams Creek. All water underground is considered meteoric and finds its way down through and below mine infrastructure. There is no way in which to determine if or how this water supplements the flow in Williams Creek.

3. The surface water sampling baseline data that has been collected for about 10 years shows no upstream or downstream influence from constituent analysis on Williams Creek.

4. Even though Williams Creek is routed through a 48-inch culvert for 660 feet to protect the water, it still crosses over and through the host rock and mineralized zones that are part of the system of mineralization at the Sonneman.



3.2.1.1   Water Management – Mining Operations

If mining operations in the future require dewatering in the mining areas, then an IPDES Permit would be required for point source discharges from the mining operation to "waters of the United States." Likely point discharges would include treated mine drainage, treated net precipitation from the tailings storage facility, and any other discernible or discrete point source associated with mining and processing at the site. In addition, the project would be subject to performance standards for new sources for its respective industrial source category. The Project would have to demonstrate that it is applying the best available control technology to meet applicable water quality standards. The permit application must be submitted at least 180 days prior to the approved discharge.

3.2.1.2   Air Quality

Scoping has been conducted by management, and several independent contractors have been invited to submit proposals for air quality baseline monitoring and permitting. Permits to construct and then later to operate are expected to be required for both the mine and mill and would be submitted with information developed from further mine and mill planning to include engineering studies and equipment lists.

3.2.1.3   Owyhee County Conditional Use Permits

In November 2019, South Mountain Mines, Inc./Owyhee Gold Trust filed an application with the Owyhee County Planning and Zoning Commission requesting a second four-year time extension for previously approved conditional use permit 213-13. That permit was originally issued in 2013 to Owyhee Gold Trust LLC, granting approval to establish an industrial milling operation on approximately 360 acres of land located in an agricultural zone. The first four-year time extension was applied for and granted in 2015. The subject parcels are located in the NE¼ of Section 23, the SW¼ of the NE¼, and the SE¼ of Section 14 Township 7 South, Range 5 West, Boise Meridian, Owyhee County, Idaho. Following a duly noticed hearing on December 11, 2019, the Commission granted the time extension of four (4) years, subject to the special conditions set forth in the original approved conditional use permit.

In 2023, the Commission granted the Company a one (1) year extension with the existing CUPs, with the understanding that the Company will update and submit a new application that is more specific to the current exploration activities. SMMI keeps the County up to date and informed with annual presentations to the Owyhee County Commissioners.



4.   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1   Access and Climate

Primary access to the South Mountain Project is provided by Interstate 84 West out of Boise, roughly 22 miles to Nampa, Idaho, and then south on U.S. Highway 95 for 63 miles to Jordan Valley, Oregon. The mine is located approximately 24 miles southeast of Jordan Valley via 7 miles of paved road and 17 miles of improved and unimproved gravel and dirt roads. Access throughout the claim block, including to old workings and drill pads, is provided by an assortment of secondary dirt roads and jeep trails requiring four-wheel-drive or all-terrain vehicles. The primary access road to and through the Project area also provides public and BLM access to the South Mountain Lookout, one of two remaining active BLM lookouts in the state of Idaho.

The climate in the vicinity of the Project area is semi-arid, with long snowy winters and short, cool, dry summers. Average annual temperatures range from 20°F to 81°F. Precipitation occurs largely as spring rainstorms and winter snowfall. Total annual precipitation averages 20 to 40 inches, and largely occurs as winter and late spring snowfall. Exploration and development can be carried out year-round, with routine plowing of the access road required during the winter months.

4.2   Local Resources and Infrastructure

The community nearest to the Project is Jordan Valley, Oregon, roughly 24 miles to the northwest of the Project area. Jordan Valley hosts a regional population of about 450 and offers limited standard municipal amenities. The nearest major supply center is the city of Nampa, roughly 100 miles northeast of the Project area. Commercial air and rail service are both available in Nampa, which is served by the Nampa Municipal Airport and Union Pacific's Northwest Corridor rail line. Ample skilled and unskilled labor can be found in Nampa and the greater Boise-Nampa metropolitan area.

Existing surface rights are sufficient for all presently proposed development and operations activities. Existing infrastructure within the Project area includes six cabin-style bunkhouses (circa 1975) and a small number of other historic wooden structures, as well as a large fabric-sided equipment maintenance and storage facility situated near the entrance to the Sonneman adit. Drill core and various supplies and equipment are stored on-site in a series of locked, Connex-style storage containers located along the main access road just above the bunkhouse cabins.

Electrical power is currently supplied by portable diesel generators. A three-phase power line could be established by upgrading about 15 miles of the existing two-phase line, with construction of an additional 4.5 miles of new line from the county road to the mine site. Line power from Idaho Power's distribution line to the mill site would require roughly one mile of new line construction and another 17 miles of existing line upgrades, along with some transformer and line upgrades near Jordan Valley, Oregon.

Potable water is available within the Project area from a number of existing groundwater springs. Water for milling operations is expected to be provided by an onsite well, though a pipeline could potentially be



engineered to carry water to the mill from mine workings, providing water for milling operations as well as a means for dewatering the mine.

4.3   Physiography

South Mountain is a broad, dome-shaped uplift associated with the Owyhee Mountain Range just to the north. The Project area is topographically separated from the main Owyhee range by a broad, northwest-trending valley, and the local terrain is generally steep, with elevations ranging from 5,000 ft AMSL in the valley bottoms to roughly 7,800 ft at the summit of South Mountain.

Surface waters drain radially to the north and northeast of South Mountain via Williams Creek and South Mountain Creek, respectively, and to the east via Mill Creek, south via Buck Creek, West Fork Creek and Juniper Creek, and southwest and west via Soldier Creek and Lone Tree Creek, respectively. Local vegetation varies with elevation, aspect, and proximity to water. The lower elevations are generally covered by sparse sagebrush and grasses, with a mixed forest of Douglas fir and Aspen at the higher elevations, and sub-alpine meadow flora near the mountain summit.



5.   HISTORY

5.1   Historical Ownership

Mineralization in the form of gold-bearing quartz veins was first discovered at South Mountain in 1868, with subsequent mining activity leading to the discovery of the oxidized silver-lead veins.

The South Mountain Consolidated Mining and Smelting Company purchased the principal mines in the district, including the earliest workings of the South Mountain Project, in 1874. The company constructed a smelting furnace for processing crude ore, but the lack of a market for the ore caused the company to fail, and the district to be largely abandoned, in 1875. No further development occurred in the district from 1875 to 1906. In 1906, the American Standard Mining Company shipped 14 tons of ore prior to shut down.

The Exploration Company of California completed development of the Sonneman, Golconda, and Laxey levels of the South Mountain mine in 1929 through 1931, concentrating primarily on the Laxey ore zone. In 1940 through 1946, the International Smelting and Refining Co. (Anaconda) began metal production from the Laxey ore zone. Approximately 53,635 tons of ore were direct shipped to a smelter in Tooele, Utah during this time.

The Texas shaft was active from 1950 to 1955 under the South Mountain Mines ("SMM") partnership. The partnership constructed a single-stage (copper-lead circuit) flotation mill capable of handling 150 tons per day, and reportedly extracted 6,703 tons of ore. The Defense Minerals Exploration Administration ("DMEA") evaluated the property for its strategic zinc potential during this same time frame.

In 1956, the property was leased for two years to the Potash Company of America, which operated sporadically until 1968, when the 17 patented claims, which comprise the patented claim block of the present- day South Mountain Project, were purchased by W.A. Bowes, Inc.

The W.A. Bowes Company developed the property from 1977 until the early 1980's when it was purchased by an east coast investment group who formed South Mountain Mining, Inc. Following purchase of the property, W.A. Bowes remained as managing operator. The property was acquired by Thunder Mountain Resources, Inc., a wholly owned subsidiary of THMG, in September 2007 following due diligence work on the title, environmental considerations, and geology.

5.2   Historic Exploration and Development

Early underground exploration and mine development produced the original workings of the Sonneman, Laxey, and Golconda levels and the Texas shaft. By 1875, the district was largely abandoned due to failure of the principal mining company and the lack of a market for the ore. No further exploration or development occurred in the district through the early 1900's.

The Exploration Company of California completed exploration and development of the Sonneman, Golconda, and Laxey levels in the early 1930's, concentrating primarily on the Laxey ore zone. In 1940 and continuing through 1946, the International Smelting and Refining Co. (Anaconda) began metal production from the Laxey ore zone as part of the strategic materials effort for World War II. During this same



timeframe, the Defense Minerals Exploration Administration (DMEA) evaluated the Project for its strategic zinc potential, overseeing mining and exploration of the Project both during and for some time after the War. The Texas shaft was reactivated by the South Mountain Mines Partnership in 1950 and was worked for a period of roughly 5 years.

In 1975 and 1976 the Idaho Bureau of Mines and Geology ("IBMG") conducted a geology and geochemical reconnaissance over a 450-square mile area which included the South Mountain Mining District. The purpose of the IBMG survey was to evaluate the greater region for potential mineralized zones. 583 stream sediment samples were collected and analyzed at the Idaho Bureau of Mines and Geology analytical laboratory, University of Idaho. The samples were analyzed for zinc, nickel, lead, silver, and copper by atomic absorption spectroscopy. Bennett (1976) reports that cold extractable copper ("CxCu") and cold extractable total heavy metals ("CxHM") were analyzed using Colorimetry analysis. No values were found which were exceedingly high for any element, though the study did note high values of zinc and copper concentrated south of South Mountain.

The IBMG reports that regional air magnetic and gravity surveys were completed over the project area (Bennett, 1976). Due to the regional nature of the geophysical surveys, there is nothing significant to report regarding the South Mountain project.

W.A. Bowes managed the Project from 1977 until the mid-1980's, conducting geophysical, soil and rock chip sampling and analysis programs. Bowes (1985) reports that geophysical surveys have been conducted in the vicinity of South Mountain since 1968, consisting primarily of reconnaissance VLF surveys utilizing EM-16 instruments. In 1978, Phoenix Geophysics, Inc., Denver, Colorado, contracted IP and Resistivity surveys. Twelve preliminary lines delineated two anomalous IP zones coinciding with the Laxey marble, and another marble unit to the north. The initial survey was followed up with additional surveys oriented within the anomalous zones. The EM response from these mineralized zones was generally weaker than expected from sulfide zones in other deposits. In 1982 a VLF survey was run, and again the EM response was poor. The VLF delineated apparent structural boundaries with east-west, northwest, and northeast trends.

After acquisition of the Project by an eastern money interest in the mid-1970s, South Mountain Mining ("SMM") was incorporated and proceeded to conduct expansive exploration in the form of tunneling and underground and surface drilling. SMM personnel have verbalized to THMG personnel that approximately $6 million was spent at the Property by them during this period, culminating in preparation of an internal feasibility study.

SMM collected 60 channel samples in the Sonneman drift to delineate mineralization in the DMEA and Texas zones. Orientations for these samples are either along the length of the drift, which is approximately along strike of the deposit, or across the drift. The channel sampling successfully defined high grade mineralization for the Project.



5.3   Historic Drilling

Historic drilling carried out by previous operators of the South Mountain Project accounts for 201 of the total 282 drillholes included in the Project database. Prior to 2008, the property was drilled by three different companies. Historic drilling at the South Mountain Project is summarized in Table 5-1.

Table 5-1 Drilling by Previous Operators

Year(s)	Company	Drilling Contractor	Type	Count	Total Depth (ft)
1960's	Potash Corp	unknown	Core	10	1,293
1960's	Potash Corp	unknown	Longhole	23	2,078
1971	Austral Oil	Longyear	Core	8	7,551
1975-1985	South Mountain Mining	South Mountain Mining	Longhole	89	3,713
1975-1985	South Mountain Mining	South Mountain Mining	Longhole	6	428
1975-1985	South Mountain Mining	South Mountain Mining	Longhole	21	672
1975-1985	South Mountain Mining	South Mountain Mining	Core EX/AX	32	4,222
1975-1985	South Mountain Mining	South Mountain Mining	Core BX	1	375
1975-1985	South Mountain Mining	South Mountain Mining	Air Track	5	486
1984	South Mountain Mining	South Mountain Mining	Core NC	1	328
1986	South Mountain Mining	South Mountain Mining	Core EX/AX	5	542
			Totals:	201	21,688

In the 1960's, Potash Corporation drilled 10 core holes of unknown size totaling 1,293 ft and 24 longholes totaling 2,078 ft. All drilling was conducted across the length of the Laxey level and successfully tested the vertical continuity of mineralization. The drilling was oriented horizontally on either side of the drift across the thickness of the Laxey marble, and significant intercepts are considered generally representative of the true thickness of mineralization. Drilling was terminated when the hanging wall or footwall schist was encountered. Neither core nor longholes were surveyed down-the-hole. The QP knows of no other drilling, sampling, or recovery factors that might materially impact the accuracy of the drilling results.

In 1971, Austral Oil drilled 8 core holes totaling 7,551 ft of unknown diameter north of the Project. The drillholes were oriented at various directions and inclinations and were not surveyed down-the-hole. The Austral hole intervals were logged for geology but were not assayed for metal content.

In the period from 1975 to 1986, SMM drilled a total of 161 holes. Of these holes, 117 were longholes (blastholes) totaling 4,817 ft. Thirty-nine were core holes ranging in size from EX to HQ and totaling 5,467 ft. Only one core hole, SML-1, was surveyed down-the-hole. The remaining 5 holes were shallow air track holes, which were not assayed, totaling 486 ft. Orientation of the drillholes relative to the mineralized zones is variable, and as such, sample lengths do not necessarily reflect the true thickness of mineralization. The drilling by SMM largely defined the extent of mineralization for the Project prior to drilling operations by, or on behalf of THGM. The QP knows of no other drilling, sampling, or recovery factors that might materially impact the accuracy of the drilling results.



84-G-1 was a core hole drilled from surface near the Laxey level adit. This core hole was oriented south-southwest and inclined 70° below horizontal down the dip of the Laxey marble.

SML-1 was a core hole drilled from the Laxey level near the Texas zone. This core hole was oriented north-northwest and inclined 50° below horizontal down the dip and along strike of the Laxey marble.

The S- series core holes were drilled off the Sonneman level in between the DMEA and Texas mineralized zones. Drilling was predominantly oriented along strike of the Laxey marble at various inclinations.

The ST series core holes were drilled off the Sonneman drift in the DMEA and Texas mineralized zones. The drilling was oriented horizontally on either rib of the drift across the thickness of the Laxey marble. Drilling was terminated when the hanging wall or footwall schist was encountered.

The T28 series core holes were drilled off of a raise between the Laxey and Sonneman levels in the Texas massive sulfide zone. The drilling was oriented horizontally, fanning out between 190° and 345° azimuth along strike and across thickness of the Laxey marble. The raise, approximately 125-ft long, was developed from the Sonneman level in the footwall schist adjacent to the Laxey marble.

The T29 series core holes were drilled off the Sonneman level in the Texas mineralized zone. The drilling was inclined between 40° and 70° below horizontal in multiple directions along the dip of the Laxey marble.

The 3000 series longholes were drilled off the Sonneman drift in the DMEA and Texas zones. The drilling was oriented horizontally on either rib of the drift across the thickness of the Laxey marble. Drilling was terminated when the hanging wall or footwall schist was encountered.

The LH series longholes were drilled off the Laxey level in the DMEA massive sulfide zone. The drilling was oriented horizontally on either rib of the drift across the thickness of the Laxey marble. Drilling was terminated when the hanging wall or footwall schist was encountered.

The N series, O series, P series, Q series, and R series longholes were drilled off the Sonneman level in the DMEA mineralization. The drilling was oriented horizontally and in multiple directions across the thickness of the Laxey marble. Drilling was terminated when the hanging wall or footwall schist was encountered.

The S series and T series longholes were drilled off the Sonneman level in the Texas mineralization. The drilling was oriented horizontally on either rib of the drift across the thickness of the Laxey marble. Drilling was terminated when the hanging wall or footwall schist was encountered.

The ATDH series vertical air track drillholes are located northeast of the Laxey marble, except ATDH-14, which is southwest of the Laxey marble, and were drilled from surface. No significant results are discussed from these drillholes.

5.4   Historic Estimates

Mineral resource estimates produced prior to SMMI's involvement with the South Mountain Project are not discussed in this report as they are historical in nature, have not been sufficiently validated by a QP, and are not considered reliable or relevant to the Project at present. The mineral resource estimate presented in Chapter 11 of this report supersedes all previous mineral resource estimates reported for the South Mountain Project.



5.5   Historic Production

Mineable quantities of precious and base metals, predominantly silver, zinc, lead, copper and gold, were discovered in the South Mountain mining district in the late 1800's. During the early years, high grade silver was mined from the oxidized portion of lead-silver replacement veins in the marble, though there are no production records for this early period, but a small smelter operated at the site.

Since the early 1900's, and primarily during World War II, approximately 8,000 feet of underground workings have been completed, the majority of which occur on two primary levels, the Sonneman Level (5,000 feet long at 6,850 feet above mean sea level (AMSL), and the Laxey Level (2,000 feet long at 7,145 feet AMSL). Available smelter records for the War period indicate that 53,635 tons of raw ore were direct shipped to a smelter in Tooele, Utah containing approximately 15.59 million pounds zinc, 2.56 million pounds lead, 1.49 million pounds copper, 566,440 ounces of silver and 3,118 ounces of gold.

Mining activity on the property continued during the early 1950s, and sporadically through 1968. A single-stage flotation mill was financed by the DMEA and constructed onsite in 1951, reportedly processing 6,700 tons of ore grade material. No records indicating grades and specific quantities of metal are available for the onsite mill. However, available smelter records for offsite concentrate shipments during this period indicate approximately 1,800 tons were sold containing approximately 144,426 pounds zinc, 194,550 pounds lead, 118,500 pounds copper, 33,850 ounces of silver and 41 ounces of gold. Although the available mill records show 6,700 tons were processed, the tailings from the flotation mill are estimated at approximately 17,000 tons. This would indicate that production from the mill was likely two to three times greater than recorded.

Available smelter records indicate that approximately 53,642 tons of ore have been mined to date. Historical smelter records indicate zinc values averaging 14.5%, lead 2.4%, copper 1.4%, silver at 10.6 opt, and gold at 0.058 opt (Table 5-2).



Table 5-2 Historic Production Summary Based on Available Smelter Receipts

Mine Area	Tons	Metal	Grade	Total Metal	Unit Value		Value 8.13 Prices	
Laxey Ore Shoot	51,000	Gold	0.06	3,060	$	1,300.00	$	3,978,000.00
		Silver	10	510,000	$	16.50	$	8,415,000.00
		Copper	0.7%	714,000	$	3.00	$	2,142,000.00
		Lead	2.3%	2,346,000	$	1.10	$	2,580,600.00
		Zinc	15.0%	15,300,000	$	1.40	$	21,420,000.00
Texas Ore Shoot								
Hardwick Sub Lease 1941	857	Gold	0.02	17	$	1,300.00	$	22,282.00
		Silver	26.36	22,591	$	16.50	$	372,743.58
		Copper	4.9%	83,129	$	3.00	$	249,387.00
		Lead	1.3%	21,768	$	1.10	$	23,944.58
		Zinc	9.4%	160,773	$	1.40	$	225,082.48
Anderson / Texas Shaft 1950	462	Gold	0.01	5	$	1,300.00	$	6,006.00
		Silver	25.16	11,624	$	16.50	$	191,794.68
		Copper	5.2%	48,418	$	3.00	$	145,252.80
		Lead	N/A		$	1.00	$	-
		Zinc	N/A		$	1.40	$	-
Purdy sub-lease/Texas shaft 1953-54	522	Gold	0.039	20	$	1,300.00	$	26,465.40
		Silver	23.78	12,413	$	16.50	$	204,817.14
		Copper	3.1%	32,782	$	3.00	$	98,344.80
		Lead	4.3%	44,892	$	1.10	$	49,381.20
		Zinc	N/A		$	1.10	$	-
Texas, Laxey hanging wall zone 1953	357	Gold	0.021	7	$	1,300.00	$	9,746.10
		Silver	18.86	6,733	$	16.50	$	111,094.83
		Copper	2.9%	20,492	$	3.00	$	61,475.40
		Lead	1.7%	12,138	$	1.10	$	13,351.80
		Zinc	N/A		$	1.40	$	-
Ore shoot crosscut, Laxey Level 1951	120	Gold	0.04	5	$	1,300.00	$	6,240.00
		Silver	11.96	1,435	$	16.50	$	23,680.80
		Copper	1.2%	2,880	$	3.00	$	8,640.00
		Lead	3.3%	7,920	$	1.10	$	8,712.00
		Zinc	13.0%	31,200	$	1.40	$	43,680.00
250-360 Ore Shoots, Laxey 1952	324	Gold	0.01	3	$	1,300.00	$	4,212.00
		Silver	5.07	1,643	$	16.50	$	27,104.22
		Copper	2.2%	13,932	$	3.00	$	41,796.00
		Lead	20.0%	129,600	$	1.10	$	142,560.00
		Zinc	15.6%	101,088	$	1.40	$	141,523.20
Totals								
Total tons	53,642							
Gold	0.058			3,118				
Silver	10.6			566,439				
Copper	1.4%			1,485,188				
Lead	2.4%			2,562,318				
Zinc	14.5%			15,593,061				
					Total		$	40,794,918.01
				Value per Ton / Current Metal Prices			$	760.50

* Summary by Bowes based on smelter settlement sheets.



6.   GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

A portion of the text presented in this section is modified and/or excerpted directly from the M.S. thesis papers prepared by Freeman (1982) and Beaver (1986) and internal reports on the Project by Sillitoe (2019, 2020). The QP has reviewed this information and available supporting documentation in detail, and finds the descriptions and interpretations presented herein to be reasonable and suitable for use in this report.

6.1   Regional Geology

The South Mountain mining district is situated within a roof pendant of marble, quartzite, and schist, in an igneous complex which has been the site of intrusive and extrusive activity since Cretaceous time. These igneous rocks, and those of the nearby Owyhee Mountains, are separated from similar rocks of the Idaho batholith by the volcanic rocks of the Snake River Plain. Uplift of South Mountain and subsequent erosion has resulted in a broad range, elongated to the northwest, cored by the pre-Cretaceous metasediments and Cretaceous to Tertiary plutonic rocks. Bimodal (basaltic and rhyolitic) volcanic rocks of two distinct ages, Eocene-Oligocene and Miocene-Pliocene are the dominant rock types exposed in the region.

Metasedimentary rocks, which host the carbonate replacement deposits at South Mountain, are common in and on the margin of the Idaho batholith (Lund & Snee, 1985) and occur as pendants or inclusions in the Owyhee region (Pansze, 1975). The age of the metasediments at South Mountain is not presently well defined. Sorenson (1927) suggests that the metasedimentary units are Paleozoic in age, while Beaver (1986) presents a compelling argument that they are part of an allochthonous terrane accreted during the Mesozoic.

The igneous rocks of South Mountain and the Owyhee Mountains generally range in composition from granodiorite to quartz monzonite (Pansze, 1975; Bennett, 1976). However, at South Mountain compositions are more variable, ranging from quartz diorite to granitic pegmatite (Freeman, 1982). K-Ar age dates for the igneous rocks are 87±3 my for the quartz diorite of South Mountain (Armstrong, 1975), 62.1±1.2 my for the granodiorite of the Owyhee Mountains (Pansze, 1975), and 45.2±1.3 my for granodiorite from South Mountain (Armstrong, 1976). Taubeneck (1971) and Ekren et al. (1982) concur that plutonic rocks of the Owyhee Mountains and South Mountain are related to the Idaho batholith, which is also a multiple intrusive complex in which emplacement spans the Jurassic to Eocene, with the majority of the formation during the Cretaceous.

Tertiary flows and tuffs are prevalent in the South Mountain area as well as throughout southern Idaho and northern Oregon and Nevada. The oldest exposed volcanic rocks are Eocene silicic flows and tuffs, totaling 500 to 1000 m in thickness, that are probably related to Challis volcanism (Ekren et al., 1982). The Oligocene Upper Salmon Creek andesite and basalt flows (up to 1160 m thick), found northeast of the study area, are chemically distinct from overlying Miocene volcanics (Ekren et al., 1982).

Extensive sheets of Miocene-Pliocene volcanic rocks unconformably overlie the Oligocene flows and Cretaceous granodiorites (Ekren et al., 1982). This assemblage consists of 1600 m of Miocene basalt, latite, and quartz latite, and 600 to 1000 m of rhyolite tuffs ranging in age from 16 to 10 my (Ekren and others,



1982). The oldest basalt of this sequence surrounds South Mountain. Major eruptive centers for the Miocene rhyolite have been identified in the Juniper Mountain and Bruneau-Jarbridge areas (Ekren et al., 1982). Smaller, local eruptive centers are common, with Delamar and its associated volcanic-hosted epithermal gold deposits (located 30 km north of South Mountain) as an example (Pansze, 1975). Overlying the rhyolite is 300 m of olivine basalt and interbedded sedimentary rocks correlated with the Banbury Basalts of the Snake River Plain by Ekren and others (1982). A map of the regional geologic setting for the Project is presented in Figure 6-1.



Figure 6-1 Regional Geologic Setting of the South Mountain Project (Freeman, 1982)



6.2 Local and Property Geology

6.2.1 Lithology

Rock types within the Project area are comprised of an isolated exposure of metasedimentary and intrusive rock, surrounded by younger upper-Tertiary volcanic and sedimentary units of the Owyhee volcanic field (Figure 6-2). Uplift and subsequent exposure of the older metasedimentary rocks is a result of extensional block faulting and doming. Multiple thin flows of Miocene basalt ramp onto the lower slopes of South Mountain surrounding the intrusive and metasedimentary rocks. Locally, the flows may contain thin interbeds of basaltic and rhyolitic lithic tuffs which may have been locally derived (Ekren et. al, 1981, Freeman, 1982). The accumulated basalt flows range up to 1,640 feet thick.


Approximate Property Boundary
Legend
Qal Alluvium and Colluvium.
Tb Basalt
Tqm Quartz monzodiorite.
Tlg Leucocratic Granite.
Tlb Lower Tuff.
Tir Felsic Dikes.
Tip Pegmatite Dikes.
Tid Intermediate Dikes.
Tib Intrusive Breccia.
pTsc Undifferentiated Metamorphics.
pTm Undifferentiated Marble.
pTlm Laxey Marble.
Ktmg Leucocratic microcline granite.
Kqd Quartz dioritic rocks.
Fault, dashed where approximate, dotted where concealed.
Lithologic contact, Dashed where inferred
Mine Shaft
Drill Hole
Mine Portal
A-A' and B-B' - represent cross-sectional lines, shown in Figure
1 Km 0.5 0 0.5 1Km

Figure 6-2 Geologic Map of the South Mountain Project Area

According to Freeman (1982), there are five major plutonic map units in the South Mountain area. The granitic intrusive rocks range in composition from biotite-hornblende quartz diorite to biotite-muscovite granodiorite, microcline granite, leucocratic granite and quartz monzonite (Ekren et. al, 1981, Freeman, 1982). The intrusive rocks at South Mountain are believed to be a satellite pluton to the Idaho Batholith and are radiometrically-dated from Cretaceous to Eocene in age (Bennett and Galbraith, 1975). An intrusive complex of gabbro and hornblendite locally intruded by quartz diorite is mapped on the southern and eastern aspects of South Mountain. The gabbroic complex is Cretaceous in age and according to Taubeneck (1971) are common in satellites of the Idaho Batholith.

The metasedimentary rocks consist of a roof pendant of interbedded schist, quartzite, and limestone and marble (undifferentiated and Laxey Marble) and may be either Mesozoic or Paleozoic in age (Ekren et. al, 1981). The marble is the host rock to the skarn and replacement vein mineralized bodies at South Mountain and comprise approximately one-quarter of the metasedimentary assemblage (Ekren et. al, 1981, Bowes, 1985). The metasediments are approximately 1,800 feet thick and appear to have undergone at least two episodes of folding deformation. A variety of dikes ranging in age from Eocene to Oligocene are present on South Mountain. The dikes range in composition from mafic, fine-grained basalts to leucocratic pegmatite and aphanitic rhyolite.

6.2.2   Structure

The northeast trend and compositional variation of the dikes suggest concentration from several intrusive/extrusive episodes within a structurally active zone (Bowes, 1985). The depth and lateral extent of the dikes is unknown. Structural elements identified in the South Mountain area include at least two episodes of deformational folding of the metamorphic rocks, and north-northwest trending, high-angle normal and reverse faults of minor regional displacement (Freeman, 1982). The faulting cross-cuts Miocene volcanics and is likely associated with faulting and extension of the Western Snake River plain located to the north-northeast. One large northeast trending fault runs through the South Mountain property and is informally named the Golconda Structure. This structure physiographically separates exposures of the two types of mineralization observed at the property. The generalized geologic and structural setting of the Project is presented in cross section in Figure 6-3. Figure 6-4 shows a stratigraphic column the Local geology as well as a schematic cross section of how the units interact at the Project.



Figure 6-3 Schematic Cross Sections of the South Mountain Project Area (section lines on Figure 6-2)



Local Geology Stratigraphic Column
Age
Thickness (Not to Scale)
Unit
Sub Unit
Description
Quaternary (< 2.4 Ma)
Qal
Quaternaly Alluvium
Unconformity
Miocene (23.0 - 5.3Ma)
1600' Thick
Owyhee Vocanic Field
Tb
Tertiary Basalts
Tlb
Tuffs
Eocene to Oligocene (55.8 - 23.0 Ma)
Tid
Intermediate - Fesic Dikes
Cretacous to Eocene (145.0 - 55.8 Ma)
Idaho Batholith
Tqm
Quartz Monzodiorite
Tlg
Leucocratic granite
Kqd
Quartz Diorite
Unconformity
Paleozoic to Mezozoic (Between 542 and 145 Ma)
1800' Thick
Metasediments
pTsc
Schist
pTlm
Laxey Marble
pTsc
Schist
Project Schematic Section
(Thickness and apparent dips not to Scale)
Topography
Intermediate Dikes
Schist
Skarn
Massive Sulfide
Laxey Marble
(Approx 200' Thick)
Schist
Interbedded Marble
Granitic Intrusion

Figure 6-4 Stratigraphic Column and Project Scale Schematic Section

6.3 Mineralization

The current interpretation of mineralization extent on the Project shows a strike length of approximately 2,250 ft. The mineralized bodies dip approximately 50° southwest from surface (between 7,500 ft. and 7,300 ft.) to a depth of 5,900 ft. depth, or approximately 1,500 vertical ft. Mineralization thickness is variable, but the DMEA massive sulfide, the most significant mineralized body, has thicknesses between 10 ft. and 20 ft. Mineralization is separated into discrete high-grade bodies along strike. Mineralized continuity within those bodies is oriented down-dip and along plunge. Mineralization remains open down dip, and further exploration could result in more mineralized bodies being identified along strike or within currently undrilled parts of the Laxey Marble.

Historically, two styles of mineralization were identified and have been worked by mines on the South Mountain Project: Pb-Ag replacement vein or fissure vein deposits, and skarn-hosted, Zn-rich, polymetallic massive sulfide bodies.

The Pb-Ag veins were the first target of mining activity within the Project area. These veins proved to be amenable to early-day mining practices as the oxidized portions consisting of argentiferous lead carbonate were easily smelted. The oxidized portions of the veins are relatively shallow, on the order of 70 to 80 ft (Bowes, 1985). The unoxidized components of these veins include the sulfides pyrrhotite, arsenopyrite, sphalerite, galena, chalcopyrite, and pyrite. The sulfide minerals occur within quartz, calcite, and chlorite gangue.



The Pb-Ag veins range in width from narrow stringers to 8 feet wide, and follow a predominate northeast trend with steep, southwesterly to vertical dips. The veins are open-space fillings along previous existing structures, and evidence can also be seen of localized replacement along adjacent bedding planes and fracture surfaces.

The primary source of historic production at South Mountain is a series of irregular, pipe-like, massive sulfide, carbonate replacement bodies, which are accompanied by much larger volumes of pre-mineral calcic skarn within the Laxey marble (Figure 6-5) and manto-style mineralization in the Texas Zone. The skarn and massive sulfide bodies plunge ~50° southwest, parallel to the bedding and coincident tectonic fabric, and appear to be controlled by northeast-striking fractures along which aphanitic rhyolite dikes are commonly localized. The aphanitic rhyolite dykes are pervasively kaolinised but do not contain obvious sulfide mineralization.


LOOKING NORTHEAST
Section Width: 500ft
ZnAgCat
Marble
Skarn
Sulfide
Slide Block
Rhyolite Dike
Dacite Porphyry Dike
Alaskite Dike
Drillholes and Channel Samples
Laxey Level
Golconda Dike
Golconda Level
Sonneman Level
1100 Level
Avenue Dike
Felsite Dike
1000 Level
900 Level
+7500
+7000
+6500
Plunge 00
Azimuth 060
125
250
375
500

Figure 6-5 Schematic Long Section of South Mountain Skarn Deposits

The skarn is dominated by massive, bladed aggregates of prograde hedenbergitic clinopyroxene, which is locally converted to mosaics of andraditic garnet and, in the form of irregular pods, to calcite, ilvaite ± quartz. Probable rhodonite was noted as a minor mineral in the skarn, much of which is sulfide free.

The massive sulfide is coarse-grained and preferentially formed by replacement of marble (Figure 6-6). Oxidized massive sulfide bodies in the western portion of the Project area appear to lack skarn development but do possess accompanying jasperoid produced by silicification of the marble. Early sulfide minerals consist of arsenopyrite and subordinate pyrite, which are post-dated first by pyrrhotite and then by iron-rich sphalerite, chalcopyrite, galena and minor tennantite-tetrahedrite. Small amounts of iron-rich chlorite accompany both the sulfides and late calcite veinlets. The high silver values at South Mountain are present in solid solution in galena and tennantite-tetrahedrite whereas at least some of the locally high-grade gold values appear to occur in association with the early arsenopyrite.



Figure 6-6 Massive sulfide replacing Laxey Marble, SM19-003, 248-263 ft (Sillitoe, 2019)

The DMEA massive sulfide zone at South Mountain preferentially replaced Laxey marble alongside the hedenbergite skarn. Massive sulfide development is localized along the skarn-marble contact, particularly where the contact is intersected by northeast trending fractures, and appears to be bounded, especially against marble, by 0.5- to 5-inch-wide replacement front or selvage of crystalline quartz intergrown with coarse euhedral arsenopyrite. Minor amounts of apatite and scheelite have also been identified in the quartz. Prismatic quartz crystals line cavities in the selvages, which provide the permeability for deep but extremely localized supergene sulfide oxidation. The quartz and arsenopyrite clearly pre-date the massive sulfide, as evidenced by partial replacement of arsenopyrite by pyrrhotite and cross-cutting pyrrhotite veinlets (Figure 6-7). Elevated gold values accompany the quartz and arsenopyrite, probably hosted by the latter mineral, but also extend into the outermost few feet of the massive sulfide (Sillitoe, 2019).



Figure 6-7 Quartz and arsenopyrite (silvery gray) cut by pyrrhotite (dark veinlet, upper right), SM19-014, 468 ft (Sillitoe, 2019)

Quartz and intergrown arsenopyrite occur as vein-like zones in partly garnet-replaced marble (SM19-014) and as blebs within massive sulfide (SM19-003; Figure 6-8). These quartz-arsenopyrite occurrences are consistently gold-bearing and may represent an early stage of retrograde mineralization partially replaced by massive sulfide. The massive sulfide itself is comprised of intergrowths of fine-grained pyrrhotite and pyrite and coarser-grained iron-rich sphalerite and galena. Chalcopyrite is a subordinate sulfide species in the massive sulfide (Sillitoe, 2019). Elevated silver values are contributed by the galena as well as by minor amounts of tennantite-tetrahedrite.



Figure 6-8 Quartz-arsenopyrite (right) in contact with massive sulfide (left), SM19-003, 209 ft (Sillitoe, 2019)

The massive sulfide bodies have weathered to limonitic gossan (Figure 6-9) to uncertain but relatively shallow depths. The gossan, containing locally identifiable cerussite, malachite, chlorargyrite (AgCl) and other oxidized species, was smelted locally in the 1870s for its silver and gold contents (Sillitoe, 2019).



Figure 6-9 Gossan after Massive Sulfide Replacing Laxey Marble, Bay State Workings (Sillitoe, 2019)

6.4 Deposit Types

The primary deposit being explored at South Mountain is now classified as a Carbonate Replacement Deposit ("CRD"). The mineralized zones are largely within the Laxey marble (Sillitoe, 2019).

The CRD deposit classification commonly provides for both massive sulfide and skarn hosted mineralization. Skarns are coarse-grained metamorphic rocks composed of calcium-iron-magnesium-manganese-aluminum silicate minerals that form by replacement of carbonate-bearing rocks (in most cases) during contact or regional metamorphism and metasomatism. Skarn deposits are relatively high-temperature mineral deposits related to magmatic hydrothermal activity associated with granitoid plutons in orogenic tectonic settings; skarns generally form where a granitoid pluton has intruded sedimentary strata that include limestone or other carbonate-rich rocks. The processes that lead to formation of all types of skarn deposits include: (1) isocheimal contact metamorphism during pluton emplacement, (2) prograde metasomatic skarn formation as the pluton cools and an ore fluid develops, and (3) retrograde alteration of earlier-formed mineral assemblages. Deposition of ore minerals accompanies stages 2 and 3.

CRD deposits are typically zoned mineralogically with respect to pluton contacts, original lithology of host rocks, and (or) fluid pathways. Later petrogenetic stages may partly or completely obliterate earlier stages of skarn development. CRD deposits commonly are also associated with many other types of magmatic-hydrothermal deposits in mineral districts.

Each class of skarn deposit has a characteristic, though not necessarily unique, size, grade, tectonic setting, granitoid association, and mineralogy (Einaudi and Burt, 1982; Einaudi and others, 1981; Meinert, 1984). Not surprisingly, therefore, the various classes of skarn deposits have different geochemical signatures and oxidation/sulfidation states. Most economic skarns present as exoskarn, which forms in carbonate rock that hosts a mineralizing intrusion. These deposits consist of base- and precious-metal minerals in calcsilicate rocks. Pb/Zn skarns are composed of sphalerite and galena in calc-silicate rocks that may represent contact metasomatism by nearby granitoid intrusions or they may form hundreds of meters from intrusions inferred to be sources of metasomatizing fluids.

As aptly described by Beaver (1985) and others, Pb/Zn skarn and Pb-Ag veins in the South Mountain mining district are hosted by the Laxey marble, which is part of a roof pendant of pre-Cretaceous age metasediments. The igneous complex surrounding the roof pendant is predominantly granodiorite (K-Ar dated at 45.2 to 51.9 my) and is probably an outlier of the Idaho batholith. The Sonneman stock portion of the complex is the likely source of mineralizing fluids. There is a strong structural control upon skarn and mineralized zones; mineralized zones are subparallel to Fl and F2 fold axes. This may be a result of increased permeability in tensional fold hinges. Known mineralization is bounded and formed along two prominent N to NE trending faults.

The South Mountain CRD is potentially zoned relative to the N to NE trending faults. In pyroxene, Mg decreases and Mn increases away from the fault zones. Locally, Cu, Pb, Zn and Ag in sulfide minerals are also zoned relative to faults. This metal zonation may be due to fluid flow and evolution away from "feeder-faults" and into the Laxey marble. The skarn consists predominantly of hedenbergitic pyroxene and minor late andraditic garnet. Retrograde alteration of skarn includes manganiferous ilvaite and sub-



calcic amphibole. Fluid inclusion studies indicate that skarn formed from relatively hot, complex saline brines. Homogenization temperatures in pyroxene average 3540 C and, based upon a 0.9 kb pressure determined from sphalerite geobarometry, the temperature of pyroxene skarn formation was about 430° C. Both skarn mineral compositions and fluid inclusion homogenization temperatures indicate a possible minor vertical temperature gradient, assumed to result from fluid flow patterns.

Distal Pb-Ag veins and replacement bodies mined in the late 1800's may be the vertical and lateral equivalent to the main CRD system. Thus, numerous surface exposures of Pb-Ag veins at South Mountain could indicate the potential for significant Zn-Pb-Ag mineralization at depth.

6.5   Additional Considerations

While historically the primary massive sulfide bodies at the South Mountain Project have been classified as skarn deposits, Sillitoe (2019) postulates that all massive sulfide bodies at South Mountain may be generally classified as CRD's, because they largely replace marble irrespective of whether or not prograde skarn is present. In this regard, South Mountain is reminiscent of the major Naica zinc-lead-silver CRD in Chihuahua state, Mexico, where most of the massive sulfide developed at the expense of marble alongside bodies of largely barren calcic skarn (Sillitoe, 2019).

CRDs can occur alongside proximal skarn orebodies that abut intrusive stocks (e.g., Bingham district, Utah), in association with dikes and sills that presumably overlie concealed stocks (e.g., Naica and Santa Eulalia, Mexico) or can completely lack intrusions, which, nonetheless, are assumed to exist at depth (e.g., El Mochito, Honduras and Olympias, Greece). South Mountain mineralization is likely genetically related to the aphanitic rhyolite dykes, which appear texturally and compositionally similar to the minor intrusions at Naica and Santa Eulalia (Sillitoe, 2019).

CRDs typically comprise an interconnected array of chimneys and mantos, the former localized by steep faults and fractures and the latter by receptive, commonly shallowly dipping carbonate horizons. Mineralization at South Mountain differs from typical chimney-manto deposits in that the pipe-like massive sulfide bodies, in effect chimneys, are parallel to rather than perpendicular to bedding. The 50°-dipping, malachite-impregnated gossan exposed at the top of the Texas shaft is notably bedding parallel (Figure 6-10) and, hence, manto- rather than pipe-like in form (Sillitoe, 2019).





Figure 6-10 Malachite-Impregnated Gossan after Massive Sulphide Manto, Texas Shaft (Sillitoe, 2019)

7.   EXPLORATION

Exploration (and development) activities carried out on behalf of SMMI since 2008 include:

- Adjoining property evaluation and acquisition
- Title work for the patented claims and private land parcels
- Surveying the claim boundaries,
- Rehabilitation of the Laxey and Sonneman drifts, most to a production level (12 ft by 12 ft),
- As-built survey of the Laxey and Sonneman drifts,
- Channel sampling of the Sonneman drift at the intersections of massive sulfide mineralization,
- Geologic mapping and geochemical sampling specific to an intrusive breccia target, and
- A ground magnetics survey as well as compiling and reprocessing public domain geophysical surveys, and
- A pulse electromagnetic ("PEM") survey completed in September 2022.

The procedures, parameters, and general results of each of the exploration efforts listed above are summarized in the following paragraphs.

7.1   Surveying

A priority portion of the patented claims and the leased ground were surveyed during the 2008 field season. Twenty-one new unpatented claims were added to the property holdings. The surveyed locations for claim corners and leased land boundaries from past surveys were checked and validated by Wittman (2010).

7.2   Rehabilitation and Surveying of the Laxey and Sonneman Adits and Drifts

The Sonneman portal and existing workings were rehabilitated during 2008. The portal improvements included the addition of a lockable steel door system on the Laxey and Sonneman portals. Other activities during the 2008 field season included a survey of the Laxey underground workings to the point that the surveys by SMM could be confirmed. This was essential to develop drill targets to test downdip extensions of the mineralized massive sulfide zones exposed in the underground workings (Wittman, 2010).

7.3   Channel Sampling of the Sonneman Drift

THMG collected seven channel samples in the Sonneman Drift (Figure 7-1) to delineate mineralization in various parts on the Sonneman level. Orientations for these samples are either from the rib along the length of the drift, which is approximately along strike of the deposit, or from the ribs of the cross-cuts adjacent to the drift. Ribs were washed down with water from the underground plumbing system. Length of sample lines were determined by geology with the longer sampling runs in known waste rock, and shorter runs in mineralized zones and along observed structures. Lengths ranged from 5 feet to 50+ feet. The runs were outlined with fluorescent paint along with sample numbers. Samples were essentially chip channels taken with rock picks and/or hammer and chisel. Care was taken to make sure that the amount along the run was distributed evenly. Sample size ranged up to 10-25 pounds depending upon length of



run. Samples were bagged and shipped to ALS Chemex in Reno, Nevada. Significant results for the channel sampling program are presented in Table 7-1. Channel samples are not necessarily representative of the deposit and tend to bias towards higher grades but are still useful in indicating the undiluted high-grade potential of the deposit. The results from the sampling confirmed mineralization at the Project.



Figure 7-1 Plan View of THMG and SMM Channel Samples Along the Sonneman Drift

Table 7-1 Significant THMG Channel Sample Intervals– Sonneman Drift

ID	From	To	Length	Ag (opt)	Ag (ppm)	Zn %	Au (opt)	Au (ppm)	Cu %	Pb %
OGT_161671-702	30.0	160.0	130.0	4.11	140.8	16.76	0.090	3.08	0.78	0.38
OGT_161671-702	209.2	230.2	21.0	3.14	107.5	14.02	0.260	8.90	0.31	0.37
OGT_161671-702	270.2	275.0	4.8	3.21	109.9	13.80	0.240	8.22	0.14	1.10
OGT_161704-714	30.4	53.4	23.0	7.18	245.9	14.69	0.010	0.34	1.17	0.65
OGT_161715-722	14.5	29.6	15.1	8.24	282.2	14.04	0.010	0.34	2.30	0.59
OGT_161735-739	0.0	40.0	40.0	13.97	478.4	16.44	0.020	0.68	0.70	0.86
OGT_161724-730	0.0	40.0	40.0	5.80	198.6	5.63	0.000	0.00	0.28	2.83

7.4   Geologic Mapping

Geological mapping during 2009 outlined a gold-bearing, multilithic intrusive breccia on the south side of South Mountain. Outcrops of intrusive breccia have been mapped along and area approximately 5,000 ft. by 1,500 ft. and cuts the mixed metasediments and granitic rocks at the site. The breccia contains angular and rounded lithic rock fragments that include schists, quartzites, carbonates, and granitic rock contained in a silica-rich, granitic matrix. Small quartz veinlets cut the breccia were exposed in rock outcroppings. Five (5) polished thin sections and one (1) polished section from the South Mountain project were sent to LTL Petrographics (Dr. Lawrence Larson) in Sparks, Nevada for petrographic analysis. Samples collected from the intrusive breccia analyzed by Dr. Larson confirm the rocks have been potassically altered with the formation of variable amounts of K-spar and secondary biotite (Wittman, 2010).

7.5   Geochemical Sampling

Approximately three miles of access roads and drill sites were constructed in 2010 during exploration of the gold breccia. A campaign of road cut sampling was undertaken on the new roads as they were completed. Three sets of samples were obtained along the cut bank of the road. Channel samples were taken on 25-foot, 50-foot or 100-foot intervals, depending upon the nature of the material cut by the road with the shorter spaced intervals being taken in areas of bedrock. A total of 197 samples were collected and sent to ALS Chemex labs in Elko, Nevada. A majority of the samples contained anomalous gold values and in addition to confirming the three anomalies identified by soils sampling, the road cuts added a fourth target that yielded a 350-foot-long zone that averaged 378 parts per billion gold (0.011 opt) Follow up sampling on a road immediately adjacent to this zone yielded a 100-foot sample interval that ran 5.91 parts per million gold (0.173 opt).

Rock chip samples collected by THMG staff from the intrusive breccia and the surrounding rocks resulted in gold values ranging from 490 ppb ppm to 8,810 ppb. Additional rock chip samples were collected by Kinross geologists in 2009 during an evaluation of the property. Kinross collected rock chip samples from the breccia at South Mountain that produced gold values closely matching the rock chip geochemical values collected by THMG staff. The locations of the rock chip samples collected by THMG are plotted on the map shown in Figure 7-2. The gold values of the rock chip samples collected by THMG are shown on Figure 7-3. The gold values increase in rock chip samples collected from along the contact of the intrusive



breccias. Figure 7-4 shows a comparison of the rock chip samples collected by THMG and by the Kinross staff (Wittman, 2010).

A soil sample program was conducted in the area of the intrusive breccia on South Mountain by THMG staff and contract geologist Dennis Lance. Soil samples collected from a 2008 orientation sample grid over the breccia zone resulted in gold values ranging up to 310 ppb. During the 2009 field season, an expanded soil grid was completed over the breccia zone. Figure 7-5 shows the location and results for gold in soil samples collected from South Mountain. The soil samples were collected from a grid oriented west-northwest with a sample spacing of 100 ft. along the lines. The soils were collected from the c-soil horizon and sieved to 80 mesh. Gold values in the soil samples ranged up to 701 ppb. Copper in soils collected from the South Mountain sample grid is shown in Figure 7-6. Molybdenum in soil samples is shown in Figure 7-7 (Wittman, 2010).

Also in 2010, Newmont Mining Corp. submitted two bulk samples for gold characterization and modal mineralogy. The samples comprised approximately 1.5 kilograms of -10-mesh rejects from ALS Chemex. Gold characterization was done by examination of gravity concentrates optically and by SEM/MLA. Bulk modal mineralogy was determined by semiquantitative XRD, while trace mineralogy was determined by SEM/MLA. The samples were labeled GXE-18093 (Porphyry) and GXE-18097 (Skarn). The following discussion is excerpted from Newmont (2010):

> "Gold in the porphyry sample (GXE-18093) appears to mostly occur as fine liberated grains. Five liberated grains with average diameter of 76 microns were found, with the coarsest grain having an average diameter of 91 microns. The only gold occurrence in the porphyry sample found by MLA was maldonite (Au_2Bi), which was completely encapsulated in K-feldspar. The porphyry sample comprises 45% plagioclase, 32% quartz, 10% K-feldspar, 9% amphibole, 4% chlorite, and 0.5% biotite. Trace minerals recognized optically and quantified by MLA included ilmenite (0.48%) and pyrrhotite (0.29%) indicating a probable reduced magma.

> The skarn sample (GXE-18097) is similar to what is seen at the Phoenix mine with 55% pyrrhotite, 14% pyrite, 11% sphalerite, 5% pyroxene, 5% calcite, and 0.5% galena. Trace minerals of note found optically and quantified by MLA include arsenopyrite (0.41%) and chalcopyrite (0.25%). No liberated gold was found optically, but MLA found 7 electrum grains with average diameter of 18 microns and 14 silver rich electrum grains with average diameter of 10 microns. SEM/EDS spot analyses of 4 electrum grains had an average of 62.7% Au and 37.3% Ag. Spot analyses of 3 silver rich electrum grains had an average of 63.2% Ag and 36.8% Au. This is also similar to Phoenix. Electrum is mostly associated with pyrite and arsenopyrite with 36.5% of electrum grain boundaries shared with pyrite, 25.2% with arsenopyrite, 17.6% with silver-rich electrum, and 20.7% of electrum grain boundaries are free (touching epoxy). For silver rich electrum, 15.4% of the grain boundaries are shared with sphalerite, 15.4% with arsenopyrite, 12.8% with electrum, 11.7% with rutile, 8.6% with pyrrhotite, 3.7% with iron oxide, 1.3% with pyrite, and 31.2% of silver rich electrum grains are free (touching epoxy)."

In the QPs opinion, results from the geologic mapping and geochemical sampling of the gold breccia area suggest the presence of a significant exploration target. RC drilling targeting the intrusive breccia did intersect low grade gold mineralization at depth (Table 7-7). More drilling could be completed on the prospect to define extent as well as other metals present.




MOUNTAIN
South Mountain
Property Boundary
Intrusive Breccia
Sample Location
GP-09-332
Sample Number
N
1000 feet
Northwestern Groundwater & Geology
TMR Rock Chip Sample Locations
South Mountain Project
Owyhee County, Idaho
Figure 10-1

Figure 7-2 Rock Chip Sample Locations (Wittman, 2010)


MOUNTAIN
South Mountain
Property Boundary
Intrusive Breccia
Sample Location
2730
Gold Value - ppb
N
1000 feet
Northwestern Groundwater & Geology
Gold in Rock Chip Samples
South Mountain Project
Owyhee County, Idaho
Figure 10-2

Figure 7-3 Rock Chip Sample Gold Values (Wittman, 2010)



Figure 7-4 Comparison between THMG and Kinross of Gold in Rock Chip Samples (Wittman, 2010)



Figure 7-5 Gold Soil Sample Results (Wittman, 2010)



Figure 7-6 Copper Soil Sample Results (Wittman, 2010)



Figure 7-7 Molybdenum Soil Sample Results (Wittman, 2010)

7.6   Geophysics

In 2010, J.L. Wright Geophysics compiled several geophysical datasets:

- Airborne magnetic data ("AMAG");
- Airborne radiometric data ("ARAD"); and
- The gravity data ("GRAV").

The AMAG data originate from the USGS nation-wide magnetic grid and were re-gridded at 500m from the original one-kilometer grid spacing and low pass filtered with a nine-point Gaussian filter. The total field data was pole reduced with an USGS algorithm. ARAD data originate from the National Uranium Resource Evaluation ("NURE") data set acquired in the late 1970's with a line spacing of five kilometers. The data were gridded at 500m, and low pass filtered with a nine-point Gaussian filter. Five (5) products are provided: equivalent potassium (K / %), uranium (U / ppm), thorium (TH / ppm) and two rations TH/K and U/K (Wright, 2010). GRAV data originate from the USGS nation-wide gravity grid and were re-gridded at 500m from the original one-kilometer grid spacing and low pass filtered with a nine-point Gaussian filter. The Bouguer gravity was further recursively filtered with a Gaussian filter to produce a regional, which subtracted from the original Bouguer grid yielded a residual ("RES") gravity product (Wright, 2010).

The gravity data indicates the property to be located at an intersection of two large scale structural features. Density variations, responsible for the gravity anomalies, are inferred to be related to large scale basement rock changes. Two intrusions of differing composition / age also occur at the intersection, as well as the known mineralization. An arcuate shaped structure, termed the South Mountain Structural Zone ("SMSZ"), correlates directly with known mineralization on a district scale. The zone facets the Kqd intrusion and extends a considerable distance to the northwest and east-southeast beyond the property. The close spatial relationship between the SMSZ, intrusions and basement structures suggest some form of kinematic connection.

In July 2013, a ground magnetic survey was completed over a portion of the South Mountain property by MaGee Geophysical Services LLC. The objective was to delineate structures and lithologies proximal to known gold and base metal mineralization. A total of about 93.7-line kilometers of magnetic data were acquired on 100m and north-south lines and 200m east-west tie lines. Measurements of the total magnetic intensity were taken in the continuous mode at two-second intervals. Results from the survey show complex magnetic patterns produced by both lithologic and alteration features. Linear highs are interpreted as being sourced by either dikes in areas of shists or intrusive rocks, or skarns/veins in areas of carbonate rocks. The study indicated 5 locations with magnetic anomalies which could be followed up with filed exploration (Wright, 2013).

In September 2022, Crone Geophysics based in Toronto, Canada completed a pulse electromagnetic ("PEM") survey covering a portion of the Project area. The results from the PEM survey was compiled into a report and interpreted by J.L. Wright Geophysics in October. The survey is initially centered on the South Mountain Mine, then follows the marble unit to the north with the objective of delineating massive sulfides. Instrumentation consisted of a Crone CDR2 receiver, CHT3 transmitter and fluxgate magnetometer (Wright, 2022). Loops are placed on the up-dip side of the favorable marble horizon with the loop edge located approximately 400 m from the primary marble outcrop. Dips on the marble unit are to the southwest for Loop 1 and west for Loops 2 and 4. Line azimuths are 32° for Loop 1 and 88° for Loops 2 and 4. The vertical component of the magnetic field was recorded on 50 m spaced stations. Lines extend 1,000 meters from the loop edge for Loop 1 and 1,250 meters for Loops 2 and 4. Loop dimensions for Loop 1 are 1,000 X 1,000 meters and 1,000 X 1,500 meters for Loops 2 and 4 (Wright, 2022). Interpretations of the PEM survey data produced 72 individual anomalies. Many of those anomalies are grouped into 9 conductive zones, with one having a strike length of 1,500 meters. The anomalies are estimated to occur within 200 meters of the surface. "Loop 1 conductors are dominated by what appear to be interactions with underground infrastructure such as power lines, piping and rails. However, an interesting anomaly is noted on the southwest end of Line 1. This weak, but conductive, anomaly is associated with a magnetic high and skarn developed in marble, which extends off the survey to the southeast (Wright, 2022)". "Loop 2 results are dominated by a 700 m long conductor extending along Williams Creek and proximal to mapped limestone units (Wright, 2022)". "Finally, Loop 4 results are dominated by a moderate conductor which extends completely across the survey loop. This conductor appears to be associated with a mapped carbonate unit (Wright, 2022)". In the opinion of the QP, the 2022 geophysics survey suggests the presence of additional exploration targets beyond the extent of currently defined mineralization.

7.7   Drilling

Drillhole exploration and blasting was conducted intermittently on the Project from the 1960's through 2021 by various operators. Figures 7-8 and 7-9 show the collar locations on a large regional scale, and a property scale respectively.




Collars
Company, Type
Potash Corp, Core
Potash Corp, Longhole
Austral Oil, Core
South Mountain Mining, Air Track
South Mountain Mining, Core
South Mountain Mining, Longhole
Thunder Mountain Gold, Core
Thunder Mountain Gold, RC
BeMetals Corp., Core
N
2300000
2310000
410000
400000
390000
Austral5-8
Austral5-2
Austral5-6
Austral5-1
Austral5-3
Austral5-4
ATDH-16
Austral5-7
PC-12
TX-1
LO-03
LO-02
LO-01
LO-05
LO-04
ST-4
Jims Peak
SOUTH MOUNTAIN
Lone Tree Creek
South Mountain Creek
Mill Creek
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo, © OpenStreetMap contributors, and the GIS User Community
Claim Boundary
Feet
0
2,500
5,000
10,000
HARD ROCK CONSULTING, LLC
Geographic Coordinate System: NAD 1983
Projection: Idaho State Plane West NSRS 2007 US Feet
November 6, 2023

Figure 7-8 Drill Collar Locations, Regional


Collars
Company, Type
Potash Corp, Core
Potash Corp, Longhole
Austral Oil, Core
South Mountain Mining, Air Track
South Mountain Mining, Core
South Mountain Mining, Longhole
Thunder Mountain Gold, Core
Thunder Mountain Gold, RC
BeMetals Corp., Core
Claim Boundary
100ft Contours
20ft Contours
Geographic Coordinate System: NAD 1983
Projection: Idaho State Plane West NSRS 2007 US Feet
Feet
0 250 500 1,000
November 6, 2023
2311000
2312000
395000
394000
393000
N

Figure 7-9 Drill Collar Locations, Local

7.7.1   Drilling Exploration Conducted on behalf of SMMI

In 2019, 2020, and 2021, SMMI completed a total of 52 NQ diameter core drillholes totaling 16,382 ft. as well as two HQ diameter core drillholes totaling 3,541 ft. Drillhole totals and footages by year are summarized in Table 7-2. The drilling in 2019 and 2020 was conducted from underground stations in the Sonneman level and was largely designed to extend the MB4, DMEA and Texas Zone mineralization down-dip. Due to the location of the Sonneman level and the geometry of the deposit, drilling directions are restricted, and intercepts are often of an apparent width nature. Drilling from underground oriented to true thickness would require the development of exploration drifts from the Sonneman level in order to gain elevation from the mineralization. The drilling completed in 2021 was from surface and targeted the down-dip extension of the DMEA. The 2021 drilling intersected the mineralization approximate to the true thickness of the deposit. Other than orientation to the mineralization, the QP is unaware of any other factors that would materially affect the accuracy and reliability of the drilling conducted in 2019, 2020, and 2021.

Table 7-2 SMMI Drilling Summary

Year	Drilling Contractor	Type	Count	Total Depth
2019	KB Drilling	NQ Core	21	7,475
2020	Boart Longyear	NQ Core	31	8,907
2021	Quality Diamond Drilling	HQ Core	2	3,541
Total			**54**	**19,922**

The 2019 drilling was completed by KB Drilling using a Hagby OnRam 1000 drill retrofitted with a 125HP motor, rig number KBUG-1. Drilling began at the beginning of August and continued into early November. Drillholes were surveyed down hole using a DeviFlex non-magnetic multi-shot tool. The average drillhole length was 356 ft with a maximum length of 899.4 ft. The average recovery was 96% with an average and median RQD of 68% and 72% respectively. When insignificant lithologies and intervals with logged structure are removed, the average and median RQD is 70% and 74%. The drilling targeted three zones from several drill stations located in the Sonneman Level, the MB4 zone, the DMEA zone, and the Texas zone. Significant intercepts from the 2019 drilling are presented in Table 7-3.

The MB4 zone drilling was oriented to extend the target down-dip. Two drillholes were oriented at an azimuth of 235° and 240° with inclinations oriented below horizontal 44.08° and 21.9°. Three other drillholes from a different station were oriented at an azimuth of 205° and angled below horizontal between 40° and 50°. The MB4 zone is currently understood to be a cigar shaped massive sulfide pipe with mineralized skarn halo surrounding it. None of the drillholes were successful in intersecting the massive sulfides; however, two drillholes intersected significant intercepts of mineralized skarn, as summarized in Table 7-3. The drillholes are oriented oblique to the target and the lengths reported do not represent the true thickness of the skarn.

Drilling targeting the DMEA was oriented to extend the zone both up- and down-dip. The four up-dip drillholes were collared from a single station and oriented between 313° and 50° azimuth. The inclinations ranged from 29° to 68° above horizontal. Fourteen drillholes attempted to extend the DMEA zone down



dip from a single station. Drillholes were predominately oriented between 152° and 240° azimuth and inclined between 21° and 82° below horizontal. The drilling in both directions was successful in extending known mineralization within the DMEA massive sulfide and mineralized skarns. Unlike the MB4 zone, the DMEA zone massive sulfide presents as a more sheet-like, manto-shaped geometry, rather than cigar shaped. Both the up-dip and down-dip drilling is oblique to the target and the lengths reported do not represent the true thickness.

Three drillholes targeted the Texas zone. Approximately 250 ft of additional underground drifting was completed to gain access to the station where the drillholes were collared. The drilling was oriented from a single station between 110° and 150° azimuth and inclined between 18° above and 14° below horizontal. The drilling is oblique to the target, and only one drillhole was successful in intersecting significant mineralization. The interval lengths do not represent the true thickness of the target.

Table 7-3 Significant Intercepts from the 2019 Drilling

Hole ID	Target	From	To	Length	Ag (opt)	Ag (ppm)	Zn (%)	Au (opt)	Au (ppm)	Cu (%)	Pb (%)
SM19-002	DMEA Down Dip	153.8	188.3	34.5	6.59	226	17.80	0.070	2.41	0.18	1.59
SM19-002	DMEA Down Dip	222.6	235.0	12.4	4.25	145	5.45	0.245	8.39	0.15	0.58
SM19-002	DMEA Down Dip	281.6	316.3	34.7	3.58	123	11.42	0.129	4.43	0.52	0.36
SM19-003	DMEA Down Dip	167.9	247.2	79.3	7.80	267	11.12	0.100	3.44	0.29	3.75
SM19-003	DMEA Down Dip	254.6	266.6	12.0	9.66	331	9.74	0.057	1.94	0.34	1.11
SM19-005	DMEA Down Dip	246.5	283.4	36.9	3.75	128	7.97	0.035	1.20	0.24	0.91
SM19-006	DMEA Up Dip	91.9	143.4	51.5	4.29	147	21.27	0.235	8.04	0.30	0.77
SM19-007	DMEA Up Dip	88.5	128.5	40.0	3.58	123	18.16	0.129	4.41	0.16	1.55
SM19-010	Texas Zone	80.1	103.8	23.7	4.53	155	4.37	0.004	0.13	2.07	0.03
SM19-010	Texas Zone	174.3	207.2	33.0	3.96	136	0.39	0.002	0.07	1.76	0.01
SM19-014	DMEA Down Dip	345.5	395.0	49.5	3.71	127	9.59	0.044	1.50	0.28	0.69
SM19-014	DMEA Down Dip	453.0	472.1	19.1	2.24	77	4.88	0.074	2.55	0.12	0.21
SM19-014	DMEA Down Dip	509.1	521.5	12.4	4.25	146	14.49	0.011	0.37	0.48	0.25
SM19-014	DMEA Down Dip	605.0	621.9	16.9	2.33	80	0.28	0.061	2.08	0.06	0.15
SM19-014	DMEA Down Dip	822.4	849.6	27.2	5.22	179	8.11	0.014	0.48	1.73	0.57
SM19-014	DMEA Down Dip	873.8	879.8	6.0	4.64	159	1.32	0.075	2.56	0.11	0.56
SM19-016	DMEA Down Dip	368.6	433.3	64.7	0.25	8	0.07	0.044	1.52	0.00	0.01
SM19-016	DMEA Down Dip	448.0	481.1	33.1	4.42	151	3.15	0.049	1.68	0.22	0.66
SM19-016	DMEA Down Dip	519.3	536.7	17.5	1.37	47	0.59	0.053	1.81	0.04	0.11
SM19-016	DMEA Down Dip	604.3	618.9	14.7	14.08	482	5.04	0.125	4.27	0.43	5.80
SM19-016	DMEA Down Dip	745.8	757.3	11.5	3.98	136	8.85	0.005	0.17	1.67	1.25
SM19-017	MB4	4.5	17.2	12.7	9.17	314	12.90	0.008	0.26	1.08	0.88
SM19-017	MB4	53.6	79.0	25.5	2.67	91	10.23	0.002	0.07	0.55	0.36
SM19-018	MB4	0.0	61.1	61.1	2.14	73	5.15	0.003	0.11	0.41	0.02

The 2020 drilling was contracted through Boart Longyear, beginning in late September and continuing into early December. The drillholes were surveyed down-hole using a GyroMaster non-magnetic multi-shot tool. The average drillhole length was 287 ft with a maximum length of 1,070 ft. The average recovery was 94% with an average and median RQD of 64% and 70%. The 2020 drilling intersected more structural



zones than the 2019 drilling resulting in a lower RQD. When insignificant lithologies and structural intervals are removed, average and median RQD is 71% and 75% respectively.   The drilling targeted two zones from two drill stations located in the Sonneman level, the DMEA zone, and the Texas zone. Significant intercepts from the 2020 drilling are presented in Table 7-4.

Six drillholes targeting the DMEA zone were oriented to extend the target down dip. The drillholes were oriented between 150° and 230° azimuth and had inclinations ranging from 35° and 61° below horizontal. One drillhole, SM20-022, was oriented 83° azimuth and inclined up 20° targeting the DMEA zone proximal to the Sonneman level. The drilling is oriented oblique to the DMEA mineralization and interval lengths do not represent the true thickness.

The remaining 24 drillholes were targeted to better define the Texas West, which is lower in zinc, higher in copper, and has less massive sulfides, and Texas East mineralization, which is more similar to the rest of the Project. Approximately 80 ft of additional rehab and drifting was completed to gain access to the station where the drillholes were collared. Drillholes were oriented between 0° and 170° azimuth and inclined between 15° above and 80° below horizontal. The drilling is oblique to the target and reported mineralized intercepts do not represent the true thickness of mineralization.

The two drillholes collared at the surface were completed in October 2021, and contracted through Quality Diamond Drilling. The drilling was surveyed down-the-hole on nominal 30-ft intervals. SM21-052 had a total length of 1,697 ft, oriented northeast, and inclined 75°. SM21-053 had a total length of 1,844 ft, oriented to the northeast, and inclined 80°. The QP's review of the core photos for both holes did not show any significant issues with recovery that would impact the reliability of assay results. Both drillholes targeted the down-dip extension of the DMEA mineralization. SM21-052 successfully intersected 5.9 ft of DMEA massive sulfide mineralization approximately 250 ft down dip from previous drilling results. SM21-053 intersected 18.2 ft of mineralized skarn. Results from 2021 drilling show the DMEA massive sulfide mineralization remains open down dip and down plunge of SM21-052. While SM21-053 did not intersect a significant massive sulfide intercept, review of the core photos did suggest possible thinner intercepts of massive sulfide within the skarn mineralization. Significant intercepts for the 2021 drilling are shown in Table 7-5.



Table 7-4 Significant Intercepts from the 2020 Drilling

Hole ID	Target	From	To	Length	Ag (opt)	Ag (ppm)	Zn (%)	Au (opt)	Au (ppm)	Cu (%)	Pb (%)
SM20-022	DMEA Up Dip	153.7	186.3	32.6	1.97	67	3.64	0.002	0.08	0.64	0.06
SM20-023	DMEA Down Dip	210.9	227.4	16.5	4.48	154	8.13	0.013	0.44	1.24	0.51
SM20-023	DMEA Down Dip	227.4	275.5	48.1	2.65	91	8.81	0.076	2.62	0.18	0.46
SM20-023	DMEA Down Dip	292.1	319.0	26.9	5.16	177	7.02	0.017	0.60	1.35	0.25
SM20-024	DMEA Down Dip	275.2	335.9	60.7	4.09	140	4.50	0.068	2.35	0.19	0.64
SM20-025	DMEA Down Dip	282.6	327.3	44.8	3.50	120	3.40	0.096	3.28	0.33	0.22
SM20-025	DMEA Down Dip	382.5	406.1	23.6	2.17	74	2.50	0.036	1.25	0.09	0.22
SM20-025	DMEA Down Dip	579.8	643.7	63.9	5.07	173	0.36	0.063	2.17	0.12	0.43
SM20-028	Texas West	199.0	234.6	35.6	7.52	258	0.13	0.007	0.25	2.52	0.10
SM20-029	Texas East	202.2	206.6	4.4	6.71	230	19.65	0.111	3.81	0.25	3.95
SM20-030	Texas West	54.9	82.1	27.2	3.66	125	0.26	0.003	0.10	1.13	0.02
SM20-031	Texas West	136.1	140.6	4.5	8.98	307	2.21	0.012	0.40	1.57	1.09
SM20-032	Texas West	63.1	80.3	17.2	2.48	85	0.03	0.001	0.04	0.87	0.02
SM20-033	Texas West	110.8	119.5	8.7	7.19	246	0.15	0.011	0.36	2.70	0.04
SM20-034	Texas West	104.5	149.2	44.7	3.17	109	0.58	0.002	0.07	1.07	0.04
SM20-034	Texas West	190.2	199.0	8.8	2.74	94	2.19	0.034	1.14	0.06	0.66
SM20-036	Texas West	112.4	143.7	31.3	9.25	317	2.15	0.007	0.25	0.99	0.39
SM20-037	Texas West	110.8	135.5	24.8	3.22	110	0.08	0.007	0.25	1.04	0.02
SM20-037	Texas West	139.5	142.3	2.9	4.94	169	1.75	0.178	6.10	0.10	1.19
SM20-037	Texas West	162.5	167.6	5.1	10.16	348	0.07	0.009	0.29	0.91	0.29
SM20-038	Texas West	106.0	131.0	25.0	8.16	279	0.55	0.021	0.74	1.63	0.86
SM20-039	Texas East	215.8	236.5	20.8	4.60	158	6.96	0.100	3.42	0.23	2.08
SM20-041	Texas West	63.7	73.9	10.2	5.18	177	0.04	0.002	0.09	1.29	0.07
SM20-041	Texas West	104.2	109.2	5.0	4.95	170	1.99	0.069	2.37	0.44	0.91
SM20-042	Texas West	59.0	65.2	6.2	3.01	103	0.03	0.002	0.08	1.92	0.01
SM20-042	Texas West	78.1	84.0	5.9	3.33	114	0.10	0.002	0.08	1.06	0.03
SM20-043	Texas West	131.0	154.0	23.0	5.30	182	0.29	0.007	0.22	2.84	0.01
SM20-043	Texas East	185.5	200.9	15.5	4.92	169	6.19	0.060	2.07	0.39	0.71
SM20-044	Texas West	57.0	81.3	24.3	3.18	109	0.09	0.002	0.08	1.43	0.02
SM20-047	Texas West	55.0	68.0	13.0	2.12	73	0.03	0.002	0.05	1.19	0.00
SM20-049	Texas West	106.9	120.7	13.8	2.61	89	0.18	0.002	0.07	1.82	0.01
SM20-049	Texas West	147.3	151.3	4.0	4.03	138	0.07	0.004	0.14	2.42	0.01
SM20-050	Texas East	151.9	159.4	7.6	4.25	146	0.10	0.005	0.18	2.90	0.01
SM20-050	Texas East	162.9	190.3	27.4	5.69	195	4.17	0.118	4.05	0.54	0.78

Table 7-5 Significant Intercepts from the 2021 Drilling

Hole ID	Target	From	To	Length	Ag (opt)	Ag (ppm)	Zn (%)	Au (opt)	Au (ppm)	Cu (%)	Pb (%)
SM21-052	DMEA Down Dip	1429.7	1435.6	5.9	10.13	347	12.20	0.000	0.00	0.47	5.73
SM21-053	DMEA Down Dip	1521.8	1539.9	18.2	1.78	61	0.80	0.003	0.12	0.48	0.08



7.7.2 THMG Drilling Exploration

Between 2008 and 2018, THMG drilled 27 holes for a total of 16,600 ft. Twenty of the holes are diamond core holes, and the remaining seven are RC. THMG drillhole collar locations were surveyed by THMG's Project Manager, Mike Smith, a licensed land surveyor and registered Professional Engineer. The drill collars were located as close to the coordinate as possible with the direction and angle corresponding to the survey. THMG's core drilling is largely oriented perpendicular to the mineralized zones, and as such associated significant intercepts are considered representative of the true thickness of mineralization. Orientation of the RC holes with respect to the mineralized zones is variable, and associated sample lengths do not necessarily represent the true thickness of mineralization. The QP knows of no other drilling, sampling, or recovery factors that might materially impact the accuracy of the drilling results. Table 7-6 summarizes significant intercepts encountered by the drilling.

Table 7-6 Significant Intercepts from THMG Drilling Campaigns

Hole ID	Type	From	To	Length	Ag (opt)	Ag (ppm)	Zn %	Au (opt)	Au (ppm)	Cu %	Pb %
DMEA2	Core	657.0	669.5	12.5	1.65	56.5	12.2	0.070	2.40	0.18	0.31
DMEA2	Core	688.0	693.5	5.5	3.25	111.3	4.9	0.200	6.85	0.24	0.19
LO-06	RC	760.0	790.0	30.0	1.86	63.7	3.5	0.040	1.37	0.21	0.16
LO-07	RC	600.0	625.0	25.0	1.15	39.4	8.6	0.000	0.00	0.04	0.09
TX13-01	Core	295.0	326.0	31.0	4.69	160.6	4.0	0.010	0.34	0.58	0.15
TX13-02	Core	308.0	339.0	31.0	4.55	155.8	4.3	0.020	0.68	0.29	1.46
TX13-03	Core	288.0	300.0	12.0	9.01	308.6	14.1	0.010	0.34	1.43	0.35
TX13-03	Core	318.0	339.0	21.0	5.54	189.7	7.2	0.000	0.00	0.86	0.13
TX13-05	Core	518.0	535.0	17.0	8.06	276.0	3.5	0.000	0.00	1.81	0.20
TX13-06	Core	482.0	505.0	23.0	11.94	408.9	4.1	0.010	0.34	2.90	0.92
TX13-07	Core	506.0	516.0	10.0	3.55	121.6	0.1	0.000	0.00	0.03	0.07
DMEA13-08	Core	503.0	518.0	15.0	4.39	150.3	21.1	0.120	4.11	0.34	0.31
DMEA13-09	Core	503.0	518.0	15.0	2.67	91.4	20.1	0.220	7.53	0.27	0.35
DMEA13-10	Core	496.0	522.0	26.0	3.04	104.1	2.6	0.010	0.34	0.58	0.05
LX13-11	Core	516.0	536.0	20.0	6.56	224.7	10.9	0.010	0.34	0.11	0.27
DM2UC13-13	Core	162.0	184.0	22.0	4.72	161.6	12.3	0.070	2.40	0.48	1.56
DM2UC13-14	Core	163.5	256.5	93.0	12.75	436.6	13.8	0.080	2.74	0.45	7.07
DM2UC13-14	Core	301.0	331.0	30.0	3.17	108.6	14.5	0.140	4.79	0.29	0.67
DM2UC13-15	Core	98.0	113.0	15.0	5.01	171.6	5.6	0.010	0.34	1.42	0.11
DM2UC13-16	Core	85.0	111.0	26.0	5.39	184.6	3.9	0.010	0.34	1.81	0.34
DM2UC13-17	Core	210.0	252.0	42.0	2.98	102.1	17.9	0.130	4.45	0.18	0.47
DM2UC13-17	Core	277.0	313.5	36.5	2.45	83.9	9.1	0.030	1.03	0.85	0.22

THMG completed two core holes in 2008, TX-1 and DMEA2. TX-1 was drilled from surface, oriented south-southwest and inclined 60° targeting Texas mineralization. The drillhole was surveyed down-the-hole with a single shot camera every 100 ft. The drillhole did not intersect any mineralization, because the drillhole orientation followed the Laxey marble down dip. DMEA2 was drilled from surface, and oriented vertically. The drillhole was surveyed down-the-hole every 10 ft using a Deviflex multishot survey tool. The drillhole intersected DMEA zone mineralization at depth.



In 2010, THMG completed seven RC drillholes with the prefix LO. The drillholes were vertically oriented and not surveyed down-the-hole. LO-01 through LO-05 targeted the intrusive breccia defined by geologic mapping and rock chip samples across a strike length of 4,440 ft. These drillholes were assayed for gold only and intersected several low-grade intercepts (Table 7-7). Although these results are encouraging, more drilling is required before a mineral resource can be estimated from these drillholes.

Table 7-7 Significant Intercepts from THMG Drilling Campaign - Intrusive Breccia

Hole ID	Type	From	To	Length	Au (opt)	Au (ppm)
LO-01	RC	290.0	355.0	65.0	0.012	0.41
LO-02	RC	675.0	685.0	10.0	0.011	0.38
LO-03	RC	45.0	80.0	35.0	0.012	0.41
LO-03	RC	145.0	205.0	60.0	0.010	0.34
LO-03	RC	235.0	280.0	45.0	0.011	0.38
LO-03	RC	460.0	470.0	10.0	0.014	0.48
LO-03	RC	570.0	580.0	10.0	0.007	0.24
LO-03	RC	680.0	690.0	10.0	0.019	0.65
LO-04	RC	25.0	35.0	10.0	0.014	0.48
LO-05	RC	290.0	345.0	55.0	0.008	0.27
LO-05	RC	400.0	410.0	10.0	0.021	0.72
LO-05	RC	470.0	485.0	15.0	0.008	0.27
LO-05	RC	600.0	610.0	10.0	0.017	0.58

Drillholes LO-06 and LO-07 tested DMEA and Laxey zone mineralization, respectively, at depth below the Sonneman level. Both drillholes intersected mineralization, with LO-o6 intercepting the DMEA2 sulfide zone down dip of the DMEA2 drill hole by about 110 ft, extending the depth of known mineralization to more than 450 ft below the Sonneman level.

The 2013 drilling program consisted of 12 drillholes targeting three mineralization zones from surface and surveyed down-the-hole every 10 ft using a Deviflex multishot survey tool. TX13-01 through TX13-03 were oriented northeast and inclined between 55° and 65°. They were successful in extending mineralization 220 ft above the Laxey level. TX13-04 through TX13-07 targeted Texas zone mineralization below the Laxey level. These drillholes were oriented southwest and inclined between 60° and 70°. This drilling orientation is not preferred for intersecting mineralization across the true thickness of the deposit, however, 3 of the 4 drillholes did intersect massive sulfide mineralization associated with the Texas zone. DMEA13-08 through DMEA13-10 targeted DMEA zone mineralization between the Laxey and Sonneman levels. DMEA13-08 and DMEA13-09 were oriented northwest and inclined at 66°. DMEA13-10 was oriented east and inclined at 45°. All three drillholes were successful in intersecting mineralization in the DMEA zone. LX13-11 and LX13-12 were oriented northeast and inclined at 60° and 75° respectively. These drillholes followed up on the results from LO-07 targeting Laxey zone mineralization at depth and were successful. TX13-01 through TX13-07 targeted the Texas zone.

The 2013 drilling also included 6 underground core drillholes with the prefix DM2UC13. They were drilled off the Sonneman level (Muck Bay 5) in order to determine the geometry of the DMEA mineralized zone as it passes through the Sonneman level to the intervals intersected at depth in DMEA2 and LO-06. The



drilling was oriented 133° azimuth, along the strike of the Laxey marble, and inclined in a fan from 12° to 47° degrees below horizontal in 5° increments. The drilling was not surveyed down-the-hole. The program was successful in defining the geometry and confirming the grades of the DMEA massive sulfide zone.



8.   SAMPLE PREPARATION, ANALYSIS AND SECURITY

8.1   2008 - 2009 Sample Preparation and Analysis

All rock chip samples reported during the 2008 and 2009 field programs were collected by Mr. Pete Parsley, Vice President of Exploration for THMG, who kept the samples personally secured prior to shipment to the laboratory. Approximately two to seven pounds of rock chips were collected from each sample site. The samples were sealed in cloth sacks with a sample tag bearing THMG's sample designation.

Drill core collected during the 2008 and 2009 drilling programs was transported to the THMG Garden City, Idaho office for logging and sampling. Sample intervals ranging in length from 1 to 3.7 ft were selected based on changes in lithology and/or mineralogy. The selected sample intervals were split by THMG staff using a diamond saw. One half of each core sample was retained for logging, and the other prepared for shipment to the laboratory for assay.

Sample preparation for all of the THMG rock chip and core samples was completed by ALS Chemex at their preparation facility in Elko, Nevada, and analysis was performed by ALS Chemex in Vancouver, BC. ALS is an ISO/IEC accredited laboratory and conforms with requirements of CAN-P-1579 and CAN-P-4E of the Standards Council of Canada. The samples were analyzed for gold using ALS method codes AA23 and GRA21, and for all other elements using ALS method code ME-MS41.

8.2   2010 – 2014 Sample Preparation and Analysis

Samples collected during the 2010 through 2014 field seasons include drill core and channel samples. Drill core and channel samples were collected on-site and transported to the Jordan Valley field office by THMG personnel. Core was logged and split in Jordan Valley, and samples selected for assay were placed in appropriately labeled cloth sacks in preparation for shipment to the laboratory. All samples were delivered to ALS Chemex in either Elko or Reno by THMG staff.

Sample preparation methods carried out by ALS include:

- Log received sample weight;
- Crush entire sample to 70% passing -6 mm;
- Fine crush to 70% passing -2 mm;
- Split sample using riffle splitter;
- Pulverize split to 85% < 75 microns; and,
- Send samples to Laboratory in Vancouver, BC for final analysis.

ALS employed the following analytical procedures for the 2010 – 2014 samples from the South Mountain Project:

- ME-ICP$_{61}$ (four acid digestion-33 element ICP-AES finish)-all samples;
- ME-OG$_{46}$ (four acid digestion-ICP-AES finish) – Cu, Pb, Zn >10,000 ppm;
- AG-GRA$_{21}$(fire assay-gravimetric finish)- Ag,>100 ppm; and,
- AU-AA$_{23}$ (fire assay-AAS finish).



8.2.1   QA/QC

THMG submitted blank samples with each set of drillhole samples, and one set of duplicate samples for a single hole with unusually high massive sulfide grades (DM2UC13-14). No standard reference samples were submitted for analysis. A total of 14 blanks were submitted.

4.2.1.1   Blank Sample Analysis

A total of 14 blanks were submitted as pulps in order to monitor the integrity of laboratory analytical procedures.   A blank analysis ≥5 times the laboratory detection limit is considered a blank failure. Detection limits for gold and silver are 0.005 ppm and 0.5 ppm, respectively. Detection limits for Cu, Pb, and Zn are 1, 2, and 2 ppm respectively. Blank analytical results indicate no failures for gold, a single failure for silver, and a single failure for zinc. Results of blank analysis for both lead and copper indicate either consistent contamination, or, more likely, a blank which isn't actually blank for lead and copper. Blank analytical results are presented in Figures 8-1 through 8-5.



Figure 8-1 Blank Sample Analytical Results - Au

Hard Rock Consulting, LLC



Figure 8-2 Blank Sample Analytical Results - Ag



Figure 8-3 Blank Sample Analytical Results - Pb



Figure 8-4 Blank Sample Analytical Results - Zn



Figure 8-5 Blank Sample Analytical Results - Cu

4.2.1.2   Duplicate Sample Analysis

THMG had not regularly submitted duplicate samples as part of an overall QA/QC program. The results from one exceptionally high-grade hole were questioned, and a set of duplicate assays were obtained from crushed drill core rejects of the original samples for that hole. The following two paragraphs are excerpts from an internal memo that describes this procedure:



The original ALS Analysis results for Drill hole DM2UC13-14 (ALS #RE 13229714) contained exceptionally high lead assays that ranged up to 20% lead. These results are much higher than any other lead results received in the 2013 drill core program and were a cause for concern. It was surmised that there could have been an analytical error or a decimal point error in the original analysis. Therefore, it was decided to reanalyze the string of eleven high samples using sample material from the original crushed drill core rejects stored at ALS facilities, Reno, Nevada.

Reject sample material was collected from sample numbers #261616 to 261626 and subjected to the same sample preparation and analytical procedures as the original samples. This included initial analysis using ME-ICP61 for most elements and Au-AA23 for gold analysis. All over limit base metal results were analyzed by a higher-grade reporting procedure ME-ICP62. All over limit precious metals were analyzed by Au-Ag GRA21 procedures.

Results of the duplicate analysis are presented in Figures 8-6 through 8-10. The results show that there are no significantly higher values in the original analysis for Pb or any of the other metals of interest. It should be noted that the original assay values were retained in the master drillhole database and are those used for modeling purposes.



Figure 8-6 Duplicate Sample Analysis - Au





Figure 8-7 Duplicate Sample Analysis - Ag



Figure 8-8 Duplicate Sample Analysis - Pb



Figure 8-9 Duplicate Sample Analysis - Zn



Figure 8-10 Duplicate Sample Analysis - Cu

8.3 SMMI Sample Preparation and Analysis (2019, 2020, and 2021)

Drill core was removed from the barrel and boxed by the drillers before being delivered to the logging site outside the Sonneman tunnel. There, "boxes are oriented properly and that labels are correct and visible. Box number and footage labels are cleaned, checked for accuracy, and corrected if necessary. The footage for the top and bottom of each box is respectfully measured and written on the top of the box below the start and above the end (Forbush, 2019)". Core is then cleaned with water and scrubbing brushes and broken core is pieced back together. RQD information consistent with industry standards is also collected at the logging site. The core is then logged in detail characterizing lithology, alteration, oxide and carbonate intensities, structures, veining, and mineralization. Sample intervals are then designated with the intention of placing sample breaks between rocks of different chemistry in order to prevent smearing of geochemical data. Sample breaks are placed at:

- Lithologic contacts;
- Alteration intervals;
- Samples do not include void space or caved material; and,
- Sample lengths do not exceed 10 ft and are no less than 0.5 ft.

"The beginning of each sample is marked in the box with a sample tag stapled to the box with the tag number facing upward clearly visible for photographing" (Forbush, 2019). Locations of QA/QC samples are selected while setting sample breaks so that sample numbers are sequential. When a QA/QC sample is to be inserted, its tag is stapled to the core box immediately following the sample tag of the sample for which it is to follow" (Forbush, 2019).

Specific gravity measurements are taken approximately every 100 ft to characterize each rock type. SG measurements are collected using the immersion method, which involves weighing the sample dry and weighing the mass sample again while immersed in liquid. The SG is then determined by the ratio between the two measurements.

The data collected in the above procedures is entered directly into a digital excel spreadsheet. Hard copies of the most critical log data are printed from the "log form" tab. Electronic copies are kept by SMMI and both electronic and hard copies are in the possession of Thunder Mountain Gold. This redundancy is to ensure against any data loss (Forbush, 2019).

The core is then photographed using a high-resolution camera on a stable platform. The core is "photographed wet, footages marked, top and bottom of the box labeled" (Forbush, 2019).

Core was cut on site using a Husqvarna (HM-62) masonry saw equipped with a 20 in. continuous rim diamond blade. Cut lines are drawn on the core by the geologist using a red china marker. "Contamination between samples is reduced by not recycling the water, rather continually feeding the saw from a fresh supply. Likewise, after cutting through sulfide rich sections the core cutter is to cut one or two passes through marble rocks to prevent cross contamination between sulfide rich and unaltered intervals. The cutter also washes the sample before placing it back into the core box by letting the water spray from the saw wash away the cuttings slurry. The cutter is to follow cut lines when provided. If the cutter has extensive geologic training, they determine how best to cut the interval into two equally representative halves, often along a vein or foliation axis" (Forbush, 2019).



After cutting, the core is then ready to be sampled. Samplers remove any jewelry containing precious metals and rigorously follow the described methodology below:

- The sampler will match the sample number recorded in the log and on the box with the bag label.

- The right half of the core is removed and placed into the appropriate bag. A rock hammer can be used to break up large segments so they can fit into the bag. For rock types that tend to shatter, the sample is placed on a cardboard tray and gently broken with a hammer. Large pieces are placed in the bag first and fines are poured into the bag. A hand shovel is used for extremely broken rock, and the sampler ensures equal amounts of equally representative recovered material is placed into the bag.

- A brush may be used to clean the station and/or sampling tools between samples to prevent contamination.

- Bag strings are pulled closed and tied around the top of the bag. The bags are then placed in sequential order on the ground or in carts.

- Periodically, the sampler is to count their number of prepared samples, to ensure no mistakes have been made, and if so allow them to be corrected. If a mistake has been made, the sampler should consult with the supervising geologist immediately.

Upon completion of sampling, final checks are made, core box lids are replaced in preparation for transport to storage, and the station is brushed or swept clean to prevent contamination.

Samples were sent to ALS Laboratories in Reno, NV for analysis. ALS is independent of SMMI and THMG. ALS meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. Samples were received and prepared for analysis at either ALS locations in Reno, NV or Elko NV. Sample preparation procedures included:

- Drying and recording the received sample weight,

- Crushing the sample to 70% passing < 2mm,

- Splitting the sample using a riffle splitter, or rotary spliiter, and

- Pulverizing the sample split to 85% passing <75 μm.

Gold was analyzed at the ALS Laboratory in Reno using a 30g charge and fire assay methods with an atomic absorption finish. All other metals and elements were then analyzed at the ALS Laboratory in Vancouver, BC. Ag, Cu, Pb Zn, as well as 29 additional elements were analyzed using a 0.25g sample by four acid digestion with an induced plasma couple mass spectroscopy finish. Gold results exceeding 10ppm and silver results exceeding 100ppm were reanalyzed using a 30g charge and fire assay methods with a gravimetric finish. Zinc, Copper and Pb results exceeding 10,000ppm, were reanalyzed using 0.4g sample with four-acid digestion.



8.3.1 QA/QC

The drilling competed by SMMI in 2019, 2020, and 2021 included three types of QA/QC samples including blanks, standards, and duplicates into the sampling program. The combined SMMI drilling program totaled 1,537 sampled intervals and 209 recorded QA/QC samples representing approximately 14% of the sampled intervals.

Granusil® was used as blank material for the SMMI drilling program. The QP reviewed the lab results for seventy-two samples by plotting the reported grades on line graphs (Figure 8-11). Gold and silver results fail if they have a value greater than three times (3x) the minimum detection limit. Gold reported only two failures for a success rate of 97.2%. Silver reported five failures for a success rate of 93.1%. Copper results had a 100% success rate with no results exceeding 0.03%. Lead and zinc results fail if the blank sample had a grade greater than 0.06%. Zinc reported five failures for a success rate of 93.1%. Lead reported two failures with a success rate of 97.2%. Lab results for blank material had a success rate greater than 90% for all metals.



Blank Results for Zinc
Zn (%)
Sample ID
Lab Result
< 0.02
< 0.06
Blank Results for Silver
Ag (ppm)
Sample ID
Lab Result
Detection Limit
3x Detection Limit
Blank Results for Gold
Au (ppm)
Sample ID
Lab Result
Detection Limit
3x Detection Limit
Blank Results for Copper
Cu (%)
Sample ID
Lab Result
< 0.01
< 0.03
Blank Results for Lead
Pb (%)
Sample ID
Lab Result
< 0.02
< 0.06

Figure 8-11 Results from SMMI blank QA/QC samples

Sixty duplicate sample results were analyzed and reviewed by the QP. The lab results were evaluated by plotting the original grade against the duplicate grade on log scale scatter plots for each metal (Figure 8-12). R^2 linear correlation coefficients were calculated as a quantification of similarity between the duplicate and original samples and a normal (X=Y) line was plotted as a visual aide to identify significant deviations. Overall, the duplicate results are in line with the original grades confirming the precision of ALS labs. Only gold had an R^2 value less than 0.99 with an R^2 value of 0.9684. Examination of Figure 8-12 shows no significant deviations from normal for zinc. One copper duplicate shows a significant deviation



from the normal line at high grades. One silver duplicate shows a significant deviation from the normal line at low grades. One lead duplicate shows a significant deviation at 0.01%. Gold shows two duplicates with significant deviations between 0.1 and 1.0 ppm.


Zinc Duplicate Results
$R^2 = 0.9988$
Duplicates
Original
Lab Result
Normal
Linear (Lab Result)
Silver Duplicate Results
$R^2 = 0.9968$
Duplicates
Original
Lab Result
Normal
Linear (Lab Result)
Gold Duplicate Results
$R^2 = 0.9684$
Duplicates
Original
Lab Result
Normal
Linear (Lab Result)
Copper Duplicate Results
$R^2 = 0.9949$
Duplicates
Original
Lab Result
Normal
Linear (Lab Result)
Lead Duplicate Results
$R^2 = 0.9991$
Duplicates
Original
Lab Result
Normal
Linear (Lab Result)

Figure 8-12 Results from SMMI duplicate QA/QC samples

Two standards were used during the SMMI sampling, MEG-AG-2 and MEG-CU-1 from Shea Clark Smith / MEG Labs in Reno Nevada. Lab results for MEG-AG-2 were compared against the standard deviation and 95% confidence limits listed for the standard. The analysis of fifty-four results is plotted on Figure 8-13 for copper, gold, lead, silver and zinc. A sample failed the QA/QC test if the lab result fell outside the 95% confidence limit. All metals had a success rate greater than 90%. Four results were outside the 95% confidence limit for zinc, two results were outside the 95% confidence limit for silver, one result was outside the 95% confidence limit for gold, and no results were outside the 95% confidence limit for lead or copper. Review of the plots show a slight low bias for silver and copper, a slight high bias for zinc and gold, and no bias was noted for lead.


Standard Results (MEG-AG-2) for Zinc
Zn (%)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence
Standard Results (MEG-AG-2) for Silver
Ag (ppm)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence
Standard Results (MEG-AG-2) for Gold
Au (ppm)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence
Standard Results (MEG-AG-2) for Copper
Cu (%)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence
Standard Results (MEG-AG-2) for Lead
Pb (%)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence

Figure 8-13 Results from SMMI MEG-AG-2 standard QA/QC samples

Lab results for MEG-CU-1 were compared against the standard deviation and 95% confidence limits listed for the standard. The analysis of twenty-three results are plotted on Figure 8-14 for copper, lead, silver and zinc. An analysis of gold could not be determined since the standard does not report gold values. A sample failed the QA/QC test if the lab result fell outside the 95% confidence limit. Four results were outside the 95% confidence limit for zinc resulting in a success rate of 81.8%. No samples were outside the 95% confidence limit of silver, lead, or copper. Review of the plots show a slight low bias for copper, lead and zinc. A slight high bias was observed in the silver analysis.



Standard Results (MEG-CU-1) for Zinc
Zn (%)
Sample ID
Lab Result
CRM Avg
-SD
+SD
-95% Confidence
+95% Confidence
Standard Results (MEG-CU-1) for Silver
Ag (ppm)
Sample ID
Standard Results (MEG-CU-1) for Copper
Cu (%)
Sample ID
Standard Results (MEG-CU-1) for Lead
Pb (%)
Sample ID

Figure 8-14 Results from SMMI MEG-CU-1 standard QA/QC samples

8.4 Sample Storage and Security

Drill core, chip trays, and pulp rejects are stored in locked, Connex-style shipping containers located at the Project site. Coarse rejects are temporarily stored in a secure rental storage unit in Elko, Nevada, and are periodically hauled to the mill site for long term storage in the gated, covered storage area. Samples are continuously monitored by SMMI personnel from the time of collection through delivery to the lab. SMMI employs standard chain of custody procedures, including formal COC documentation, during all phases of sample transport.

8.5 Opinion on Adequacy

The QP finds the sample preparation, analytical procedures, and security measures described herein to be reasonable and adequate to ensure the validity and integrity of the data derived from THMG's sampling programs. The QA/QC program instituted during the SMMI drilling followed HRC's recommendations, meets industry standards, and represents a substantial improvement from previous drilling on the property. The QP recommends the following procedures continue to be followed for future work:

- The formal, written procedures for data collection and handling should be made available to all SMMI Project field personnel. These should include procedures and protocols for field work, geological mapping and logging, database construction, sample chain of custody, and documentation trail. These procedures should also include detailed and specific QA/QC procedures for analytical work, including acceptance/rejection criteria for batches of samples.



- A detailed review of field practices and sample collection procedures should be performed on a regular basis, to ensure that the correct procedures and protocols are being followed.

- Review and evaluation of laboratory work should be an on-going process, including occasional visits to the laboratories involved.

- For drillhole samples, the control samples sent to a second (check) laboratory should be from pulp duplicates in all cases and should include one blank, two sample pulps, and one standard for every 40-sample batch.



9.   DATA VERIFICATION

Data verification efforts carried out by HRC include:

- Discussions with THMG and SMMI personnel;

- Personal investigation of the Project and field office;

- Mechanical audit of the exploration drillhole database received from THMG;

- Detailed review of additional information obtained from historical reports and internal company reports;

- Validation of the geologic information as compared to the paper logs; and,

- Validation of the assay values contained in the exploration database as compared to assay certificates from records found on file in THMG's Jordan Valley, Oregon field office.

9.1   Site Investigation

HRC representatives and QP's conducted on-site inspections of the South Mountain Project and Jordan Valley field office in 2018 and 2021. Public documents and filings indicate that SMMI has completed no recent exploration, development, or other activity that might warrant a site visit in conjunction with the current report.

HRC's geology QP conducted an on-site inspection of the South Mountain Project on April 2nd through 4th, 2018. While on site, the QP conducted general site and geologic field reconnaissance, including inspection of on-site facilities and examination of underground bedrock exposures and drill collar locations in the Sonneman drift. The QP also examined select core intervals from historic and recent drilling, obtained a variety of duplicate samples for independent check sampling, and reviewed with THMG geology staff the conceptual geologic model, data entry and document management protocols, and drilling and sampling procedures and the associated quality assurance and quality control ("QA/QC") methods presently employed.

HRC's mineral resource QP conducted an on-site investigation of the South Mountain Project and Jordan Valley field office on May 5th through 7th, 2021, accompanied by SMMI staff Rocky Chase – Project Manager; SMMI staff Eric Jones and Jim Collord; and Tyson Forbush SMMI Project Geologist. While on site, the QP conducted general geologic field reconnaissance, including inspection of on-site facilities and examination of underground bedrock exposures on the Sonneman level, and examined select core intervals from recent drilling.

Field observations during the site visits generally confirm previous reports on the geology of the Project area. Bedrock lithologies, alteration types, and significant structural features are all consistent with descriptions provided in existing Project reports, and the author did not see any evidence in the field that might significantly alter or refute the current interpretation of the local geologic setting. A total of 7 specific core intervals from 3 separate drill holes were selected for visual inspection and check sampling based on a preliminary review of the drill hole logs and associated assay values. The samples were selected from low, moderate, and high-grade intervals. In all cases, the core samples accurately reflect the lithologies recorded on the logs and the degree of visible alteration and evidence of mineralization observed was generally consistent with the grade range indicated by the original assay value.



The check samples were bagged, labelled, and further prepared for shipment by HRC during the 2018 site visit. Laboratory analysis was completed by ALS in Reno, Nevada using the same sample preparation and analytical procedures as were used for the original samples. A comparison of the check sample assay results against the original assay data shows very good correlation for silver and zinc (Figures 9-1 and 9-2). Copper, lead and gold all show very good correlation at low and moderate grades, with some variation of the higher grades, and one extreme high-grade outlier for gold (Figures 9-3 through 9-5). Extreme high grades are often difficult to reproduce, and some variation is generally expected. Given the similar tenor of the high-grade sample results (all significantly high), the degree of variance displayed here is considered acceptable by the QP.





Figure 9-1 Ag Check Sample Analysis



Figure 9-2 Zn Check Sample Analysis



Figure 9-3 Cu Check Sample Analysis



Figure 9-4 Pb Check Sample Analysis



Figure 9-5 Au Check Sample Analysis

Bedrock exposures of the geology on the Sonneman level inspected during the 2021 site visit confirm the overall geometry of the deposit. The marble unit, massive sulfides and skarns dip 50-60° to the southwest with a northwesterly plunge. The mineralized units were visually distinct and exhibited sharp contacts and good continuity. The mineral resource QP reviewed core from two drillholes; SM20-041 and SM20-050; intersecting the Texas zone at the millsite area with Tyson Forbush, SMMI Project Geologist. The logs provided to the QP accurately captured what was visually present in the core.

9.2   Database Audit of the 2019 and 2020 Drilling

The QP downloaded the Project database as a series of .csv text files from the file sharing service Dropbox™ on March 9th, 2021. Revised versions of the database were downloaded on March 11th and the final version of the database was downloaded again on April 16th. The database included both the 2019 and 2020 drilling as well as the prior drilling and channel samples. The audit of the database was completed by comparing the current database to the 2018 database HRC possesses from the previous mineral resource estimate, by reviewing the assay certificates and QA/QC results from the 2019 and 2020 drilling, and by conducting a mechanical audit of the database using Leapfrog Geo® version 6.0.4. Summaries of the findings are presented below:

9.2.1   Collar

The collar table did not have any issues in the mechanical audit. Comparison of the current collar table to the 2018 collar table found OGT channel samples had differing hole ID's and total lengths. The OGT hole IDs were renamed in order to better reflect the continuous channel sample sequences they represented, and hole lengths were adjusted based on the sample length recorded in the assay file. Sixteen collars have



differing total depths when compared to the 2018 database. The 2021 database lengths are considered to be more reliable by SMMI staff.

9.2.2   Survey

No issues were found in the survey table during the mechanical audit. Twenty-five channel samples with horizontal orientations in the 2018 database were determined to have vertical orientations in the 2021 database. One drillhole in the database was not surveyed down-hole because it was abandoned after only 9 ft of progress.

9.2.3   Assay

The QP compared the assay intervals as well as copper, gold, lead, silver, and zinc grades in the current assay table to those in the 2018 assay table. Other than the OGT channel samples mentioned in the collar section, there were no discrepancies in the sampled intervals. Minor discrepancies in grade as a result of rounding errors were noted in gold, silver, copper, lead, and zinc values. The QP compared the original .csv assay certificates from ALS to the assay grades recorded in the assay table for the 2019/2020 drilling and found no errors. Additionally, assay results in the .csv certificates were spot checked against the .pdf certificates and no errors were noted. Three drillholes SM19-008, SM19-007, and SM19-021 were not sampled, presumably due to lack of mineralization indicators.

9.2.4   Lithology

No errors were identified in the mechanical audit. Only one historic hole had differences compared to the 2018 database. The discrepancy was the result of the drillhole being relogged as preparation for the 2019 drilling. A spot check of the database to paper logs did not show any inconsistencies for the 2019 and 2020 drilling.

9.2.5   Other Tables (Alteration, Mineralization, RQD, SG, Structure, and Veins

These tables only have data for the 2019 and 2020 drilling and could not be compared to the 2018 database. The mechanical audit found two interval overlap errors which were corrected. Otherwise, no issues were noted for these tables.

9.3   Database Audit of the 2021 Drilling

The QP received the drillhole data for the 2021 surface drillholes on October 16th, 2023, as .csv files. The drillhole data was verified by the QP using the following methods. The collar elevations were compared to the topographic surface, the assay values for the metals of interest were compared to the original .pdf certificates, the logged lithologies were compared to the core photographs, and the survey, assay, and lithology tables were mechanically audited in Leapfrog Geo® version 2023.1.1. The QP did not find any discrepancies in the 2021 surface drillhole data.

9.4   Adequacy of Data

Based on the results of the site investigations and data validation efforts, The QP considers THMG's drilling and sampling data, as contained in the current Project database, to be reasonably accurate and suitable for use in estimating mineral resources.



10.   MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralization at the South Mountain Project is polymetallic, consisting of zinc, silver, lead, gold and copper. Mineralogical examination of samples from the deposit indicated that the mineralized zones contain significant sulfide content, with the DMEA zone containing approximately 80% sulfides (mostly pyrrhotite, sphalerite, and pyrite). Analyses of sphalerite in the DMEA zone indicate that this mineral contains approximately 12% Fe. The pyrrhotite was identified as the monoclinic variety and is therefore magnetic.

Three metallurgical test programs have been conducted in the past, one undertaken by Dawson Metallurgical Laboratories in 1987, one undertaken by FLSmidth's Dawson Metallurgical Laboratories in 2014, and one undertaken by SGS Minerals ("SGS") in 2021. The metallurgical labs are independent of THMG. The majority of the samples have been from the DMEA zone, which represents the majority of the mineral resource, but the 2021 study did include material from the Texas West skarn zone which has higher amounts of copper and less lead and zinc than the DMEA zone.   In addition to the three metallurgical test programs Petrolab completed a Mineralogical Report in 2019 with some follow up leachability testwork for gold and silver. The QP believes the level of testing described in this chapter is adequate for the purposes of mineral resource estimation.

10.1   1987 Preliminary Selective Lead-Zinc Flotation Testing

In 1987, Dawson Metallurgical Laboratories, Inc. performed cursory flotation testing to provide data for net smelter evaluation. This work focused on producing a precious metal bearing lead concentrate and a separate zinc concentrate. Approximately 60% of the gold, 78% of the silver and 91 percent of the lead was recovered into a lead cleaner concentrate assaying over 100 ppm Au, 4000 ppm Ag and 54% Pb. Subsequent zinc flotation recovered 86% of the zinc into a 3rd cleaner concentrate that assayed 53% Zn.

Although six different samples were received for the 1987 testwork only the larger 300-pound bulk sample was used in the flotation tests. The bulk sample was thoroughly mixed, and 75 pounds was carefully split out and stage crushed to a 20-mesh using a rolls crusher. The other five individual samples were stored as received for possible future testwork. A sample of the minus 20 mesh was split out and submitted for Head assays, the results if the head assay compared to the back calculated head grade from the testwork are presents in Table 10-1 below.

Table 10-1 1987 Bulk Sample Head Assay Results

	Au opt	Ag opt	Cu %	Pb %	Zn %	Fe %
Assayed Head	0.190	6.10	0.50	2.30	16.35	27.90
	0.190	6.39	0.57	2.49	16.90	N/A

The bulk sample responded well to selective flotation. A high degree of selectivity was obtained using sodium sulfite and cyanide to depress pyrite, pyrrhotite and sphalerite during the lead flotation. The testing results are summarized below in Table 10-2.



Table 10-2 1987 Bulk Flotation Results

Product	Weight %	Assay					Distribution %				
		Au opt	Ag opt	Cu %	Pb %	Zn %	Au	Ag	Cu	Pb	Zn
Pb Cl Conc	4.21	2.930	118.50	7.87	53.60	4.20	61.1	77.8	57.4	91.4	1.1
Zn Cl Conc	27.22	0.080	1.00	0.25	0.10	52.80	10.8	4.2	11.7	1.1	85.7
Zn Scav Tails	26.97	0.010	0.20	0.04	0.05	0.30	1.3	0.8	1.9	0.6	0.5

Some trends observed during the flotation testing noted by Dawson Metallurgical Laboratories are presented below.

- Sphalerite is not naturally activated in the mineralized material and may be easily depressed during lead flotation with sodium sulfite and cyanide.

- Pyrite and pyrrhotite are easily depressed during lead flotation with depressants described above.

- Pyrrhotite is activated to some extent by copper sulfate during zinc flotation. This may explain the high iron assays in the final zinc cleaner concentrate.

- Generally, silver follows copper concentrate during flotation.

While most of the gold reports to the lead concentrate, significant amounts of gold report to the zinc tailings along with pyrrhotite and pyrite.

10.2   2014 Gravity and Flotation Concentration Test Results

In May of 2014, FLSmidth's Dawson Metallurgical Laboratories completed gravity and flotation concentrate testing on a bulk composite that they prepared from 12 individual samples from the DMEA zone, this composite sample was identified as "DMEA" and included some rib samples from PLH34 taken from the rib on the Laxey drift. Another sample of approximately 150 kilograms of minus 5 cm material identified as "Bulk Composite" was received from Phillips Enterprises. This composite was prepared for testwork in a similar manner to the DMEA composite. These samples did not include samples from all of the massive sulfide zones, including Texas and Laxey, identified at South Mountain.

The testwork was directed into two areas as described below:

- Production of a precious metal bearing bulk concentrate containing gold, silver, lead and copper for possible feed to a hydrometallurgical facility. Sulfide flotation with and without prior gravity concentration was evaluated. Tests were performed to evaluate co-recovery of zinc into the bulk gravity or bulk flotation concentrate, in addition to recovering zinc in a separate flotation concentrate. Removal of pyrrhotite by magnetic separation was evaluated in these tests.

- Production of a selective lead concentrate containing precious metals by flotation, followed by recovery of zinc into a separate flotation concentrate. These tests were similar to those performed in the 1987 test program.



Head assay results of the composite samples are summarized below in Table 10-3.

Table 10-3 2014 Bulk Sample Head Assay Results

Composite	Assay Basis	Head Assay							
		g/ton			Weight %				
		Au	Ag	As	Pb	Cu	Zn	Fe	S=
Bulk	Direct	0.80	43	3515	0.30	0.09	7.57	21.6	17.4
	Back-Calc	0.42	51	3471	0.35	0.09	8.02	21.2	14.9
DMEA	Direct	6.48	252	12600	1.65	0.30	9.69	39.3	28.7
	Back-Calc	6.78	250	13218	1.67	0.33	10.29	39.3	30.6

10.2.1 Grind Work Index Test Results

As part of the 2014 testwork Phillips Enterprises in Golden, Colorado completed Bond ball mill and rod mill work index tests on the bulk composite. The results of the testwork are summarized below:

- Bond Ball Mill Work Index @ 106 μm: 10.2 Kwhr/st 11.2 Kwhr/mt
- Bond Rod Mill Work Index @ 1180 μm: 8.4 Kwhr/st 9.3 Kwhr/mt

10.2.2 Gravity Test on DMEA Composite

A six-kilogram sample of DMEA composite was subjected to gravity concentration after screening the crushed ore at 100 and 325 Tyler mesh (150 and 45 μm). The purpose of this test was to determine if gravity concentration alone could recover the sulfides at a coarse grind size of 100% passing 35 Tyler mesh (425 μm). Results, summarized below, indicate that 92% of the sulfides were recovered. In this test the plus 100 mesh table concentrate, and tails were screened at 48 and 65 Tyler mesh and assayed separately.

Table 10-4 Summary of Gravity Separation Test on DMEA Composite

Tyler Screen Fraction	Table Product	Distribution, %								
		Weight	Au	Ag	Pb	Cu	Zn	As	Fe	S=
35/48	Con	23.3	20.9	20.0	20.7	20.9	25.0	26.7	26.5	27.7
48/65	Con	15.6	14.4	14.3	16.3	14.3	16.0	18.0	17.0	15.8
65/100	Con	9.7	15.0	9.6	10.5	9.2	10.0	10.1	9.9	9.9
100/325	Con	32.9	33.6	37.8	38.7	35.6	34.3	32.4	34.0	35.2
-325	Con	3.2	8.0	6.2	4.7	5.3	4.3	5.5	2.7	3.4
Overall	Con	84.7	92.0	88.0	90.9	85.3	89.6	92.6	90.2	92.0
Overall	Tails	15.3	8.0	12.0	9.1	14.7	10.4	7.4	9.8	8.0

Results indicate that the plus 100 mesh material was not sufficiently liberated to produce a high-grade concentrate. A well-formed galena band is evident in the 100/325 and -325 mesh table tests but is absent in the +100-mesh table test.

Due to these rather inconclusive results the remainder of the test program was focused on selective flotation of precious metals into a lead concentrate followed by subsequent flotation of zinc into a sphalerite concentrate.

10.2.3 Selective Lead-Zinc Flotation of DMEA Composite

Approximately 75% of the gold and 70% of the silver were recovered into lead cleaner concentrates at a primary grind of P80 = 81 µm. These concentrates assayed 116 g/t Au, over 4000 g/t Ag, 35% Pb and 5% Cu. Pyrite and pyrrhotite accounted for almost 50% of the weight of these high-grade precious metal concentrates (zinc contents were typically 3% Zn, indicating good selectivity against sphalerite). Sodium metabisulfite ($Na_2S_2O_5$) was used in these tests to minimize pyrite and pyrrhotite flotation. Subsequent sphalerite flotation using copper sulfate activator and PAX recovered approximately 96% of the zinc in the ore, except in test 9 where the zinc recovery decreased to 83%. This decreased recovery was probably due to the use of zinc cyanide complex in the primary grind. This depressant was used to minimize pyrite/pyrrhotite flotation into the lead concentrate. Results are summarized in the following tables 10-5 and 10-6.

Table 10-5 Summary of Lead Flotation Results

Test No.	Grind P80 µm	Depressant Type	lb/ton	Flot. Product	Weight%	Assay, g/t or wgt% Au	Ag	Pb	Cu	Distribution, % Au	Ag	Pb	Cu
6	81	MBS	0.10	Cl. Con.	4.35	116.44	4023	34	5.43	74.9	70	86.6	69.6
7	81	MBS	0.10	Cl. Con.	4.48	106.8	4147	34.7	5.2	71.8	71.3	88.1	65.6
8	97	MBS	0.10	Cl. Con.	3.47	112.7	4344	37	5.25	64.1	61.3	75	54.9
9	97	Zn(CN)2	0.01	Cl. Con.	3.88	116.43	4182	37.2	2.82	60.9	68.9	86.7	37.8
6	81	MBS	2.00	Ro. Con	7.5	69.36	2590	20.91	3.43	77	77.8	91.9	75.9
7	81	MBS	2.00	Ro. Con	7.36	66.53	2710	21.92	3.39	73.5	76.5	91.5	70.3
8	97	None	0.00	Ro. Con	6.23	64.31	2684	22.06	3.19	65.5	67.9	80.2	59.8
9	97	Zn(CN)2	0.10	Ro. Con	6.46	73.78	2735	23.09	2.47	64.2	75	89.6	55.2

Table 10-6 Zinc Rougher/Scavenger Flotation Results

Test No.	pH	Dosage, lb/ton CuSO4-5H2O	SIPX	Weight %	Assay, wgt% Zn	Fe	As	Distribution, % Zn	Fe	As
6	11.5	0.30	0.100	76.2	14.5	45.5	1.62	96	87.1	91.6
8	7-12	0.35	0.075	72.3	12.6	43.6	1.56	96.6	80.6	93.1
9	12	0.50	0.075	33.2	19.9	30.9	0.15	82.5	30.0	5.0

10.2.4 FL Smidth's Conclusions and Recommendations

Initial testwork on the DMEA composite indicates that approximately 75% Au, 70% Ag and 87% Pb may be recovered into a selective precious metals-bearing lead cleaner concentrate assaying 116 gm/ton Au, 4000 gm/ton Ag, 34% Pb and 5.4% Cu. Subsequent zinc flotation recovered 96% Zn into rougher concentrates assaying 15% Zn. Detailed cleaner testing was not performed on the zinc rougher



concentrates. The testwork has indicated that selective flotation results for the DMEA composite are very similar to those obtained in the 1987 testwork.

Elevated levels of arsenic were noted in both concentrates (approximately 0.6% As in the lead concentrate and 1.6% As in the zinc rougher/scavenger concentrate). These elevated arsenic levels may be reduced by more aggressive depression of arsenopyrite during flotation, however, the silver-bearing mineral tennantite, $(Cu, Fe)_{12}As_4S_{13}$, if present in significant amounts, contains significant arsenic that will report with the silver. The additional metallurgical testing, including characterizing and marketing of the concentrates from South Mountain, will address the potential arsenic, cadmium, and iron levels in the different concentrates produced.

Historical gravity concentration work to date has been somewhat inconclusive with relatively low metal recoveries into low grade concentrates. FL Smidth concluded that the selective flotation flow sheet would be much simpler to operate, and any further testing should be focused in this area. Additional selective flotation testing should be directed toward optimizing the zinc flotation circuit with emphasis on pyrrhotite and pyrite rejection. Sphalerite reagent optimization is required, and some concentrate cleaning work is recommended. The removal of pyrrhotite from the final zinc concentrate by low intensity magnetic separation may be warranted.

10.3   2021 Comminution and Metallurgical Testwork at SGS

In March and April of 2021 SGS Minerals ("SGS") received several shipments of South Mountain core samples that were used for comminution and flotation metallurgical testwork. Specific samples were received for the comminution tests and Extended Gravity Recoverable Gold ("E-GRG") testwork. The comminution sample was referred to as the DMEA Comminution Sample. The samples were crushed as required and used for a series of Bond comminution tests. The E-GRG test sample came from reject samples and was crushed to -20 mesh and riffled into 10 kg test charges upon receipt. Three metallurgical samples (DMEA Comp, Texas East, and Texas West) arrived at SGS as half core samples and ranged from ~20-50 kg. These feed samples were analyzed, and the results are summarized in Table 10-7.

Table 10-7 Sample Head Grades

Feed Samples	Assays, %, g/t					
	Cu	Pb	Zn	Au	Ag	As
DMEA	0.46	0.62	7.99	1.95	115	1.83
Texas West	1.93	0.21	0.28	0.11	201	0.13
Texas East	0.76	0.72	6.05	3.38	175	2.95

The DMEA Composite, which is the main ore zone for the Project, contained 1.95 g/t Au, 115 g/t Ag, 0.46% Cu, 0.62% Pb and 7.99% Zn. The objectives of the test program were to produce saleable flotation concentrate product grades and determine the recoveries for all the key elements listed. The Texas East Composite contained higher amounts of gold, silver, and copper when compared to the DMEA Composite, but similar amounts of lead and zinc. The Texas West contained very little gold but had higher amounts of silver and copper when compared to the others.



10.3.1 Mineralogy

The DMEA Composite was submitted for a mineralogical study that included QEMSCAN (four size fractions) and XRD analysis. The evaluation also included SEM images. The objectives of the mineralogical investigation were to determine the bulk mineralogy of the sample and determine how the results compared to previous South Mountain mineralogy results.

Overall, the DMEA Composite contained major amounts of pyrrhotite (31.7%), with moderate amounts of amphibole/pyroxene (25.7%), sphalerite (13.5%) and quartz (10.5%). The sample also contained minor amounts of pyrite, calcite, marcasite, arsenopyrite, chalcopyrite and galena. The high pyrrhotite content was consistent with the high sulfur grade in the DMEA composite.

The liberation of galena, sphalerite, pyrrhotite, and arsenopyrite was high with greater than 85% distributed in free and liberated particles. However, the chalcopyrite had lower liberation at a P80 of ~150 microns, ~69%, which is likely to limit metallurgical performance. Utilizing a finer primary grind may also improve copper performance.

10.3.2 Comminution Testwork

Grindability testwork was performed on DMEA material, which included abrasion, crusher, ball and rod mill work index tests. The abrasion test resulted in a value of 0.145 g, which classified the ore as "slightly abrasive" when compared to SGS' database. The crusher, ball, and rod mill tests resulted in values of 3.8 kWh/short ton, 8.4 kWh/short ton, and 5.5 kWh/short ton, respectively, which classified this ore as "very soft".

10.3.3 Metallurgical Testwork

The objective of the metallurgical program was to evaluate the response of the samples to a gravity separation and flotation flowsheet. The test program included gravity separation, flotation, and cyanidation testwork (gravity concentrate). The test details and results are described in the sections below.

10.3.3.1 Extended Gravity Recoverable Gold (E-GRG) Testwork

The DMEA Composite was submitted for a complete Extended Gravity Recoverable Gold (E-GRG) testwork program. The 3-stage gravity test was completed at the SGS facility in Lakefield, Ontario and the results were forwarded to FLSmidth (Knelson) for analysis and modelling.

Each composite sample was processed by gravity separation before flotation to remove gravity recoverable gold from the feed. The composites were then used to perform flotation testwork to develop a favorable flowsheet to process these samples. The DMEA composite was tested extensively to determine favorable conditions to produce marketable copper, lead and zinc concentrates. Afterwards, the Texas East and Texas West samples were subjected to these conditions to determine their metallurgical performance.

The DMEA Composite gravity gold recovery was 22.3% and silver recovery 2.6% in a mass pull of ~0.15%. The Texas West and Texas East gravity gold recoveries were 15.8% and 16.5%, respectively. The calculated



gold head grades were 0.32 g/t and 4.08 g/t, both of which were higher than the direct head grades. The E-GRG test results for the DMEA Composite indicated that a gravity circuit should be included in the flowsheet. Gravity modeling by FLSmidth predicted the overall gold recovery will increase by 3.10%.

10.3.3.2 Flotation Testwork

A series of flotation tests was completed on a master composite (DMEA) and variability samples (Texas West and Texas East). The master composite was tested under various conditions to determine the best metallurgical performance. Once favorable test results were achieved with the DMEA sample, these conditions were used to determine the metallurgical response with the two variability samples.

Based on prior testing and results it was decided to perform bulk flotation to recover the copper and lead minerals, followed by zinc flotation. The bulk and zinc rougher concentrates were separately reground and cleaned through 2-stage and 3-stage cleaner circuits plus one cleaner scavenger circuit, respectively. A copper and lead separation stage was performed after bulk cleaning to produce separate copper and lead concentrates. The initial flotation flowsheet is illustrated in Figure 10-1 and was subject to change depending on the mineralogy and flotation test results.


Feed
Bulk Rougher
Regrind
Bulk Cl. 1
Bulk Cl. Scav. 1
Bulk Cl. 2
Cu/Pb Sep.
Cu Final Conc.
Pb Final Conc.
Zn Rougher
Zn. Ro. Tails
Regrind
Zn Cl. 1
Zn. Cl. Scav. 1
Zn Cl. Scav. Tailings
Zn Cl. 2
Zn Cl. 3
Zn Final Conc.

Figure 10-1 Initial Testwork Flowsheet

Using this flowsheet and favorable flotation conditions from the DMEA tests, metallurgical performances of all three samples were promising. The simplified test results for each ore sample are summarized in Table 10-8.

Table 10-8 Simplified Metallurgical Test Results

Test	Product	Weight (%)	Assays, %, g/t					Distribution, %				
			Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au	Ag
DMEA - F6	Pb Concentrate	1.0	8.03	47.9	2.66	2.86	5678	18.0	79.9	0.3	2.0	52.3
	Cu Concentrate	1.5	19.4	4.54	10.9	25.6	1966	64.8	11.3	2.0	26.0	26.9
	Zn 3rd Cleaner Conc	11.2	0.25	0.03	51.7	0.26	29.7	6.5	0.5	74.6	2.0	3.1
Texas West - F7	Cu 3rd Cleaner Conc	6.2	30.0	2.23	1.00	2.12	2509	95.3	84.8	24.6	48.1	83.1
Texas East - F8	Pb Concentrate	1.2	8.04	48.2	1.93	4.01	5664	13.0	84.1	0.4	1.4	42.9
	Cu Concentrate	2.5	23.5	1.46	3.38	58.6	2395	79.4	5.3	1.5	42.6	38.0
	Zn 3rd Cleaner Conc	10.6	0.15	0.04	47.8	0.62	36.0	2.2	0.6	88.9	1.9	2.5

The DMEA and Texas East samples performed well using similar flotation conditions and control philosophies. However, copper performance was better with the Texas East sample, which had a higher copper and lead feed grade compared to DMEA.

The Texas West sample was abundant in copper but contained little lead and zinc minerals. Excellent copper grades and recoveries were observed with this sample, while lead and zinc performance was negligible. The low lead head grade resulted in a copper concentrate with a low lead to copper ratio and no credible option to produce a saleable lead concentrate. An attempt to produce a reasonable quality zinc rougher concentrate was also unsuccessful. Based on the Texas West composite tested, only a copper concentrate will be produced from this zone unless a blending strategy can be developed with the DMEA zone.

10.3.3.3   Overall Gold Performance

The overall gold performance is estimated by assuming the gravity concentrate would be combined with the copper flotation concentrate for easier processing and marketability. The gold recovery estimation is summarized in Table 10-9.

Table 10-9 Estimated Overall Gold Performance with respect to Copper Concentrate

Sample	Product	Test Product Mass (g)		Gold Grade (g/t)			Gold Recovery (%)		
		Gravity	Flotation*	Gravity	Flotation*	Est. Overall	Gravity	Flotation*	Est. Overall
DMEA	Conc.	2.92	28.7	281	25.6	49.2	22.3	26.0	42.5
	Tails	-	-	-	-	-	77.7	-	57.5
Texas West	Conc.	4.04	247.8	50.0	2.12	2.89	15.8	48.1	56.3
	Tails	-	-	-	-	-	84.2	-	43.7
Texas East	Conc.	4.91	98.9	549	58.6	81.8	16.5	42.6	52.1
	Tails	-	-	-	-	-	83.5	-	47.9

*Flotation stage recovery based from F6, F7, and F8 results very based from F6, F7, and F8 results

The overall gold recovery into the copper concentrate was estimated to range between 42% to 57%. This approach may be easier to implement than leaching the gravity concentrate and may improve the marketability of the copper concentrate with higher gold content. However, copper grades were not measured in the gravity concentrates, and it is undetermined what the estimated overall copper grade would have been. It should be noted the estimated gold recoveries in Table 10-9 are from the laboratory gravity gold recovery tests. The FLSmidth modeling for plant scale performance using the EGRG test results for the DMEA composite gave a gravity gold recovery of 12.0%.



10.3.3.4 Intensive Cyanidation Testwork (Gravity Concentrate)

One intensive cyanidation test (ICN) was completed using DMEA Composite gravity concentrate. The test conditions used for the ICN were as follows:

- 10% solids (w/w) – depend on sample size
- pH 10.5-11 maintained with lime
- 20 g/L NaCN (maintained for test)
- LeachAID – 1 gram added at start of test
- 48-hour retention time (24-hour subsample for Au and Ag)
- Ambient temperature
- Oxygen sparged into bottle (dissolved oxygen target of ~20-30 mg/L)

Upon test completion, the samples were submitted for gold and silver analysis. The ICN 48-hour gold extraction was good, ~97%, but silver extraction was only ~22%. The calculated head grade from the test was 9.83 g/t Au and 1460 g/t Ag. The residue could be suitable for inclusion in either the copper or lead concentrates as well.

10.3.4 Conclusions and Recommendations

A number of flotation tests were completed on ore from the DMEA, Texas West, and Texas East areas of the South Mountain deposit. The following can be concluded from the testwork:

- A mineralogy study indicated the copper, lead and zinc minerals were generally well liberated at a primary P_{80} grind of 100 to 150 µm and would likely respond well to upgrading by froth flotation.

- The DMEA ore was very soft and the grindability test results indicated low Bond work indices, falling in the very soft range of the SGS database (CWI, RWI, and BWI results).

- Gravity recovery in the flowsheet recovered 15% to 20% of the gold in the ore. However, based on limited testwork, inclusion of gravity gold recovery ahead of flotation does not lead to a significant improvement in overall gold recovery. More testing is needed to confirm this, followed by an economic trade-off study to determine if a gravity circuit should be included in the flowsheet. The gravity concentrate from the DMEA Composite responded well to intensive cyanide leaching and a gold extraction of ~97% was achieved under standard intensive conditions. Silver leach efficiency was low.

- A conventional sequential copper/lead rougher and cleaner flotation circuit followed by zinc flotation showed promising results. Only one copper/lead separation stage was needed to produce potentially saleable copper and lead concentrates.

- During bulk flotation of the DMEA and Texas East samples, zinc did not need to be depressed, as minimal zinc was recovered in the bulk rougher concentrate. This is a unique characteristic for polymetallic ores, since zinc is typically depressed with $ZnSO_4$ before bulk Cu/Pb flotation.



- Zinc rougher kinetics were fast and achieved plateaued recoveries after 3 minutes of flotation. Afterwards, diminishing zinc recovery gains corresponded to increasing iron recovery.

- Zinc cleaner performance displayed variable behavior, which is believed to be primarily related to variable feed/slurry density in the tests. The zinc concentrate froth was observed to be highly stable and likely to entrain gangue. Lower feed densities improved zinc selectivity and should be investigated further to confirm the effect.

- Mineralogy results indicated that zinc minerals were well liberated at a primary grind size P_{80} of 150 microns and no regrind was needed for zinc cleaning. With the predominant zinc occurrence as marmatite, zinc concentrate grades are likely limited to the lower 50 percentile range.

11.   MINERAL RESOURCE ESTIMATES

HRC is responsible for the mineral resource estimate ('MRE") presented herein. HRC is a Qualified Person as defined by S-K 1300 and is independent of SMMI and THMG. Mineral resources were estimated by the QP based on capped and composited drillhole and channel sample data constrained by geologic boundaries using an ordinary kriging algorithm using Leapfrog Geo® version 2023.1.1. The geologic model was constructed using lithology within the database, in conjunction with an underground geologic map, drillhole cross sections, and interpretations by SMMI staff and consultants. The overall geologic model is constrained within 500 ft of drillholes and channel samples within the area of mineralization, and it includes six discrete geological units. The metals of interest at the Project are zinc, silver, gold, copper, and lead. Primary units used for the resource calculations are U.S. customary, with the exception of gold and silver grades which were estimated in ppm, and all costs are reported in US dollars unless otherwise specified. Work to complete the mineral resource estimate was conducted between October 16th, 2023, and December 15th, 2023. The QP is unaware of any information that would materially impact the mineral resource estimate since the completion of the work.

Mineral Resources were classified into inferred, indicated, and measured mineral resources in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S–K. Classification of the resources reflects the relative confidence of the grade estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors. Inferred mineral resources are that portion of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

11.1   Modifications to Database Prior to Mineral Resource Estimation

Missing intervals, un-assayed intervals, and zero values were replaced with below detection limit ("BDL") for all metals of interest. Missing intervals occur when part of the drillhole length was not assayed for any of the metals of interest. Missing values occur when an interval has been assayed for some, but not all metals. Zero values were replaced with BDL values to statistically evaluate the data more effectively in log scales. Table 11-1 summarizes the number of valid assays, the number of assays replaced with BDL values, and the total number of intervals in the MRE database for each metal. A total of sixteen surface drillholes in the database did not target the South Mountain deposit and were filtered out of the MRE.   These drillholes are listed in Table 11-2.

Table 11-1 Summary of Assay Value Handling by Metal

Zinc (%)	Count	Action	Replacement Value	Lead (%)	Count	Action	Replacement Value
Valid Assays	3,174			Valid Assays	3,138		
Missing Interval	494	Replace	0.0001	Missing Interval	494	Replace	0.0001
Missing Value	746	Replace	0.0001	Missing Value	782	Replace	0.0001
Total	4,414			Total	4,414		
Silver (ppm)	**Count**	**Action**	**Replacement Value**	**Gold (ppm)**	**Count**	**Action**	**Replacement Value**
Valid Assays	3,186			Valid Assays	3,681		
Missing Interval	494	Replace	0.02	Missing Interval	494	Replace	0.001
Missing Value	725	Replace	0.02	Missing Value	51	Replace	0.001
0	9	Replace	0.02	0	188	Replace	0.001
Total	4,414			Total	4,414		
Copper (%)	**Count**	**Action**	**Replacement Value**				
Valid Assays	3,158						
Missing Interval	494	Replace	0.0001				
Missing Value	762	Replace	0.0001				
Total	4,414						

Table 11-2 List of Drillholes filtered out of the MRE

Austral5-1	Austral5-5	ATDH-15	LO-02
Austral5-2	Austral5-6	ATDH-16	LO-03
Austral5-3	Austral5-7	PLH-13	LO-04
Austral5-4	Austral5-8	LO-01	LO-05

11.2 Methodology

The geologic model was constructed using drillhole and channel sample lithology within the database, in conjunction with an underground geologic map, drillhole cross sections, and interpretations by SMMI staff.

The geologic model for the Project is constrained to within 500 ft of drillholes and channel samples within the area of mineralization, and includes six discrete geological units:

- An overburden boundary ("OVB") with a minimum depth of 5ft below the topographic surface;
- The 2021 surface drilling was collared in an intrusive rock which has been geologically mapped as Eocene Quartz Monzodiorite ("Eqm")
- Six west-southwest trending post mineralization felsic to intermediate dikes ("DIKE") steeply dipping north-northwest. The dikes follow structures which offset the older geologic units;
- The Laxey marble unit ("LXY") is the host rock for mineralization. The unit strikes northwest and dips 55 degrees to the southwest. The Laxey marble extends to the overburden contact, except in the southeast portion where it is terminated by a slide block fault;
- Footwall schist ("SCHL"); and



- Hanging wall schist (“SCHU”).

Figure 11-1 shows a plan view of the geologic model without the overburden surface and Figure 11-2 shows a northwest to southeast long section of the geologic model.


N
Claim Boundary
Footwall Schist
Laxey Marble
Alaskite Dike
Rhyolite Dike
Dacite Porphyry Dike
Golconda Dike
Avenue Dike
Felsite Dike
NW
SE
Hanging Wall Schist
Eocene Quartz Monzodiorite
Claim Boundary
Claim Boundary
Note: All subsequent figures in Chapter 11 are constrained to the approximate location of the geologic model. All long section views are approximately oriented along the line marked NW/SE including figures 11-2, 11-3, 11-7, 11-10, 11-11, and 11-12. Bench sections 11-8 and 11-9 are centered on the Laxey and Sonneman levels respectively.
Plunge +90
Azimuth 040
Looking down
0 125 250 375 500
Feet
Hard Rock Consulting, LLC
November 9, 2023

Figure 11-1 Plan View of the Geologic Model without the Overburden Surface.


NW
LOOKING NORTHWEST
SE
Topography
Slide Block
Overburden
Hanging Wall Schist
Rhyolite Dike
Dacite Porphyry Dike
Alaskite Dike
Felsite Dike
Avenue Dike
Golconda Dike
Laxey Marble
Footwall Schist
+7500
+7000
+6500
+6000
+5500
Plunge 00
Azimuth 040
0 125 250 375 500
Feet
HARD ROCK CONSULTING, LLC
November 9, 2023

Figure 11-2 Long Section View of the Geologic Model

The geologic model was validated by comparing the length of logged geology in the database to the length back tagged to the database from the geologic model. The comparison shows good agreement between the logged intervals and the geologic model, with the Laxey marble unit having 90.6 % matching. Review of assay grades by geologic model unit (Table 11-3) shows the highest average grade and maximum grade is located in the Laxey marble unit. The assayed grades provide another source of validation for the geologic model, independent of the geologic logs.

Table 11-3 Descriptive Assay Statistics by Geologic Unit

Name	GM	Count	Length (ft)	Mean	Std. Dev.	CV	Minimum	Median	Maximum
Zn (%)	Global	3,956	48,389.14	0.735	3.48	4.74	0.0001	0.0001	46.79
	OVB	19	97.05	0.000	0.00	0.00	0.0001	0.0001	0.00
	DIKE	61	739.07	0.109	0.93	8.59	0.0001	0.0001	8.30
	Eqm	4	349.98	0.000	0.00	5.37	0.0001	0.0001	0.01
	LXY	**3,185**	**25,172.27**	**1.407**	**4.72**	**3.36**	**0.0001**	**0.0010**	**46.79**
	SCHL	284	4,654.15	0.010	0.15	14.63	0.0001	0.0001	10.65
	SCHU	393	17,331.63	0.002	0.03	15.02	0.0001	0.0001	1.30
Ag (ppm)	Global	3,956	48,389.14	19.22	81.98	4.27	0.02	0.02	3,107.49
	OVB	19	97.05	0.02	0.00	0.00	0.02	0.02	0.02
	DIKE	61	739.07	1.99	12.20	6.13	0.02	0.02	102.86
	Eqm	4	349.98	0.03	0.04	1.70	0.02	0.02	0.25
	LXY	**3,185**	**25,172.27**	**36.40**	**110.68**	**3.04**	**0.02**	**0.03**	**3,107.49**
	SCHL	284	4,654.15	1.37	10.73	7.82	0.02	0.02	340.06
	SCHU	393	17,331.63	0.33	4.42	13.34	0.02	0.02	150.87
Au (ppm)	Global	3,956	48,389.14	0.208	1.24	5.98	0.001	0.001	38.300
	OVB	19	97.05	0.001	0.00	0.00	0.001	0.001	0.001
	DIKE	61	739.07	0.079	0.42	5.30	0.001	0.001	3.086
	Eqm	4	349.98	0.001	0.00	0.27	0.001	0.001	0.003
	LXY	**3,185**	**25,172.27**	**0.392**	**1.70**	**4.34**	**0.001**	**0.003**	**38.300**
	SCHL	284	4,654.15	0.014	0.05	3.68	0.001	0.001	0.857
	SCHU	393	17,331.63	0.004	0.02	5.21	0.001	0.001	1.125
Cu (%)	Global	3,956	48,389.14	0.091	0.44	4.82	0.0001	0.0001	23.00
	OVB	19	97.05	0.000	0.00	0.00	0.0001	0.0001	0.00
	DIKE	61	739.07	0.006	0.02	3.60	0.0001	0.0001	0.14
	Eqm	4	349.98	0.000	0.00	0.98	0.0001	0.0001	0.00
	LXY	**3,185**	**25,172.27**	**0.173**	**0.60**	**3.45**	**0.0001**	**0.0005**	**23.00**
	SCHL	284	4,654.15	0.007	0.05	7.47	0.0001	0.0001	1.21
	SCHU	393	17,331.63	0.001	0.01	9.49	0.0001	0.0001	0.33
Pb (%)	Global	3,956	48,389.14	0.081	0.76	9.36	0.0001	0.0001	25.60
	OVB	19	97.05	0.000	0.00	0.00	0.0001	0.0001	0.00
	DIKE	61	739.07	0.001	0.00	2.02	0.0001	0.0001	0.01
	Eqm	4	349.98	0.000	0.00	2.38	0.0001	0.0001	0.00
	LXY	**3,185**	**25,172.27**	**0.155**	**1.04**	**6.74**	**0.0001**	**0.0005**	**25.60**
	SCHL	284	4,654.15	0.002	0.05	21.03	0.0001	0.0001	4.41
	SCHU	393	17,331.63	0.000	0.00	4.11	0.0001	0.0001	0.03

11.3   Refined Geologic Model

The Laxey marble unit was refined to the three styles of mineralization observed at the Project. Massive sulfides are the primary host of mineral resources within the Laxey marble unit and are visually distinct in core and in underground exposures. Hedenbergite skarns represent another distinct mineralized unit in the Laxey marble and contain moderate grades. The remaining Laxey marble unit not modeled as massive sulfides or skarns were modeled as marble. These three units are the estimation domains for the MRE.

The estimation domains were modeled using two groups of information. Since lithologic logs for drilling prior to 2019 were incomplete for all samples, a zinc silver equivalent ("ZnAgEq") was created to more accurately define the massive sulfide and skarn domains. Cut-offs for ZnAgEq were adjusted until mean ZnAgEq grades were similar to the mean grades seen in the lithologies. ZnAgEq grades greater than 4.0%

Hard Rock Consulting, LLC

were classified as massive sulfides, grades between 4.0% and 0.01% were classified as skarn, and grades below 0.01% were classified as marble. The ZnAgEq categories were used to model the massive sulfide and skarn domains within the Laxey marble.

The QP elected to use the logged intervals from the 2019 - 2021 drilling to update the estimation domains. There were three instances where logged massive sulfide lithologies were changed to skarn to better reflect model statistics. These three intervals are located in drillhole SM19-014 (605'-621.9') and SM20-025 (579.8'-604' & 633.45'-647'). These intervals were logged as massive sulfide, but had lower zinc grades than typical of the massive sulfides. The QP reviewed the core photos from these intervals and determined they were often a mix of marble, massive sulfides and skarns, indicating the drillholes may have skimmed along the hanging wall of the massive sulfide resulting in a dilution of grade.

Polylines were used to guide model surfaces where data was limited. A long section view of the modeled estimation domains is presented in Figure 11-3. These estimation domains represent the maximum extent at which the QP is confident in estimating mineral resources with the current data available. In reality, there is geologic and anecdotal evidence to suggest that the skarn and massive sulfide mineralization continues to the surface and down dip. The deposit remains open along the strike of the Laxey marble and down dip as shown in Figure 6-4.




+7500
+7000
+6500
+6000
+5500
Topography
Skarn and Massive Sulfide Domains Open Up Dip to Surface
Laxey Level
Golconda Level
Sonneman Level
1100 Level
1000 Level
900 Level
Golconda Dike
Felsite Dike
Skarn
Massive Sulfide
Drillhole & Channel Sample Traces
Laxey Marble
Dacite Porphyry Dike
Avenue Dike
Alaskite Dike
Rhyolite Dike
Skarn and Massive Sulfide Domains Open Down Dip
Refined Geologic Model
Overburden
Dike
Eocene Quartz Monzodiorite
Massive Sulfide
Skarn
Laxey Marble
Footwall Schist
Hanging Wall Schist
Plunge 00
Azimuth 040
0 125 250 375 500
Feet
Hard Rock Consulting, LLC
November 9, 2023

Note: *The deposit remains open along strike and down dip in the Laxey marble as shown in Figure 6-4.*

Figure 11-3 Long Section View of Modeled Estimation Domains.

11.4 Exploratory Data Analysis ("EDA")

The assays were back-tagged to the finalized geologic model. Assay intervals that were split by the wireframe were identified and assigned to the majority lithologic code in order to preserve the original assay length. Table 11-4 summarizes the assay grades by metal within the estimation domains and within the Laxey marble unit.

Table 11-4 Assay Study Statistics by Metal and Domain

Name	Domain	Count	Length (ft)	Mean	Std. Dev.	CV	Minimum	Median	Maximum
Zn (%)	Laxey Marble Unit	3,322	25,174.85	1.407	4.72	3.36	0.0001	0.0010	46.79
	Massive Sulfide	757	3,420.91	8.870	9.46	1.07	0.0001	5.4700	46.79
	Skarn	1,875	12,455.51	0.385	1.62	4.20	0.0001	0.0116	27.10
	Marble	690	9,298.43	0.029	0.40	13.81	0.0001	0.0001	19.70
Ag (ppm)	Laxey Marble Unit	3,322	25,174.85	36.42	110.65	3.04	0.02	0.03	3,107.49
	Massive Sulfide	757	3,420.91	168.95	230.64	1.37	0.02	107.32	2,666.55
	Skarn	1,875	12,455.51	25.40	63.12	2.48	0.02	2.06	3,107.49
	Marble	690	9,298.43	2.41	21.68	8.98	0.02	0.02	720.00
Au (ppm)	Laxey Marble Unit	3,322	25,174.85	0.392	1.70	4.34	0.001	0.003	38.300
	Massive Sulfide	757	3,420.91	2.289	3.93	1.72	0.001	0.686	38.300
	Skarn	1,875	12,455.51	0.135	0.62	4.57	0.001	0.010	19.544
	Marble	690	9,298.43	0.038	0.31	8.14	0.001	0.001	13.029
Cu (%)	Laxey Marble Unit	3,322	25,174.85	0.173	0.60	3.45	0.0001	0.0005	23.00
	Massive Sulfide	757	3,420.91	0.533	0.97	1.82	0.0001	0.2100	10.56
	Skarn	1,875	12,455.51	0.195	0.63	3.22	0.0001	0.0023	23.00
	Marble	690	9,298.43	0.010	0.10	10.34	0.0001	0.0001	4.00
Pb (%)	Laxey Marble Unit	3,322	25,174.85	0.155	1.04	6.74	0.0001	0.0005	25.60
	Massive Sulfide	757	3,420.91	0.998	2.59	2.59	0.0001	0.2320	25.60
	Skarn	1,875	12,455.51	0.028	0.21	7.44	0.0001	0.0010	9.22
	Marble	690	9,298.43	0.014	0.34	23.54	0.0001	0.0001	16.00

Multiple sample types are incorporated into the database including diamond core drillholes, RC drillholes, channel samples, and long hole samples. The QP reviewed statistics and box plots by sample type for each metal. Due to the limited sampling on the Project, the QP incorporated all sample types into the MRE and notes the following:

- Underground channel samples showed slightly higher average grades than other sample types;
- Core and long hole samples were closer to the average grade of the total population; and
- RC samples had lower average grades.

The QP reviewed the relationship between grade and interval length for each metal. Sampled intervals were grouped into 1-ft bins in order to plot the effect of sample length on average grades and to determine the majority sample lengths to inform compositing. Conclusions from the study show:



- Smaller sample lengths have higher average grades than longer sample lengths; and

- The majority of sample lengths are between 3 ft and 5 ft suggesting a composite study should include 6-, 8- and 10-ft composites.

Contact plots by metal and domain were reviewed to determine boundary estimation methodology. Review of the contact plots suggested treating the estimation domains as hard boundaries was the most appropriate for the Project and compositing would also be done by domain.

A downhole composite study by metal and domain on 6-, 8- and 10-ft lengths was completed by the QP. The QP highlights the following conclusions:

- No difference in length weighted average grade;

- Reduction in CV with increasing composite length;

- 6-ft composites split too many samples and was not appropriate; and

- 8-foot and 10-foot composites could be considered for mineral resource estimation.

11.5   Block Model Setup

Block model parameters are presented in Table 11-5. The block model was oriented along strike of the Laxey marble and completely encompasses the modeled estimation domains. The origin is defined by the lower left corner of the block model. A block size of 10 ft x 10 ft x 10 ft was selected to accurately convert the wireframe solid volumes to blocks and maintain a reasonable mining unit size. The massive sulfide, skarn, and marble estimation domains are accurately converted from wireframes to blocks with volume differences within +/- 0.1%.

Table 11-5 Block Model Parameters

	X	Y	Z
Origin (LLC)	2312100	392100	5500
Block Size	10	10	10
No. Blocks	240	390	234
Boundary Size	2400	3900	2340
Max	2314500	396000	7840
Rotation	305 degrees clockwise around Z Axis		

11.6   Compositing and Capping

Drillhole and channel sample data were composited to 10ft intervals by estimation domain. Samples smaller than 5 ft were distributed equally. The composites were then used for grade capping analysis and variography for each domain. Descriptive statistics of composites by metal and domain are presented in Table 11-6.



Table 11-6 Length Weighted Composite Statistics by Metal and Domain

Name	Domain	Count	Length (ft)	Mean	Std. Dev.	CV	Minimum	Median	Maximum
Ag (ppm)	Laxey Marble Unit	2,649	25,141.85	36.20	94.99	2.62	0.02	0.40	2,666.55
	Massive Sulfide	395	3,408.45	168.42	194.06	1.15	0.02	118.32	2,666.55
	Skarn	1,296	12,439.81	25.19	44.74	1.78	0.02	4.34	445.78
	Marble	958	9,293.59	2.45	15.37	6.27	0.02	0.02	348.00
Au (ppm)	Laxey Marble Unit	2,649	25,141.85	0.391	1.428	3.65	0.001	0.005	22.29
	Massive Sulfide	395	3,408.45	2.288	3.160	1.38	0.001	1.141	22.29
	Skarn	1,296	12,439.81	0.135	0.468	3.47	0.001	0.021	9.77
	Marble	958	9,293.59	0.038	0.194	5.08	0.001	0.001	3.43
Cu (%)	Laxey Marble Unit	2,649	25,141.85	0.1721	0.5150	2.99	0.0001	0.0010	23.00
	Massive Sulfide	395	3,408.45	0.5280	0.8789	1.66	0.0001	0.2461	7.33
	Skarn	1,296	12,439.81	0.1954	0.5173	2.65	0.0001	0.0087	23.00
	Marble	958	9,293.59	0.0103	0.0586	5.70	0.0001	0.0001	0.91
Pb (%)	Laxey Marble Unit	2,649	25,141.85	0.1539	0.9079	5.90	0.0001	0.0010	19.27
	Massive Sulfide	395	3,408.45	0.9979	2.2651	2.27	0.0001	0.3200	19.27
	Skarn	1,296	12,439.81	0.0270	0.1088	4.02	0.0001	0.0010	2.18
	Marble	958	9,293.59	0.0143	0.1856	12.97	0.0001	0.0001	5.12
Zn (%)	Laxey Marble Unit	2,649	25,141.85	1.4045	4.3761	3.12	0.0001	0.0020	41.55
	Massive Sulfide	395	3,408.45	8.8874	8.4707	0.95	0.0001	6.0231	41.55
	Skarn	1,296	12,439.81	0.3817	1.1154	2.92	0.0001	0.0213	11.22
	Marble	958	9,293.59	0.0293	0.2320	7.90	0.0001	0.0001	5.05

The estimation of highly skewed grade distribution can be sensitive to the presence of even a few extreme values. The QP utilized a log scale cumulative frequency plot ("CFP") of the composited assay data for each metal to identify the presence of statistical outliers in each estimation domain. The plots were created using MicroModel® software version 8. Based on the domain and the CFP, outliers were either capped or restricted. Grade capping is the practice of replacing any statistical outliers with a maximum value from the assumed sampled distribution. Grade restriction is similar to capping, except that outliers are not capped within a specified distance of the search ellipse. Beyond that distance, the outlier sample assumes the capped grade. Table 11-7 summarizes cap and restricted values used for each metal, by domain. Table 11-8 summarizes descriptive statistics for capped composites by domain and metal.

Table 11-7 Capping or Restricted Values by Domain and Metal

Metal	Domain	Type	Grade	No. Composites
Zn (%)	Massive Sulfide	Restricted	32.95	2
	Skarn	Restricted	8.87	4
	Marble	Capped	1.07	7
Ag (ppm)	Massive Sulfide	Capped	1244.3	2
	Skarn	Restricted	220	7
	Marble	Capped	112.33	4
Au (ppm)	Massive Sulfide	Restricted	17	5
	Skarn	Capped	3.12	4
	Marble	Capped	0.77	8
Cu (%)	Massive Sulfide	Restricted	6	1
	Skarn	Capped	3.27	4
	Marble	Capped	0.19	10
Pb (%)	Massive Sulfide	Restricted	11.94	4
	Skarn	Capped	0.71	4
	Marble	Capped	0.31	5

Table 11-8 Length Weighted Capped Composite Statistics by Metal and Domain

Name	Domain	Count	Length (ft)	Mean	Std. Dev.	CV	Minimum	Median	Maximum
Ag (ppm)	Laxey Marble Unit	2,649	25,141.85	35.90	91.14	2.54	0.02	0.40	1,244.30
	Massive Sulfide	395	3,408.45	167.08	181.61	1.09	0.02	118.32	1,244.30
	Skarn	1,296	12,439.81	25.19	44.74	1.78	0.02	4.34	445.78
	Marble	958	9,293.59	2.13	10.96	5.14	0.02	0.02	112.33
Au (ppm)	Laxey Marble Unit	2,649	25,141.85	0.384	1.409	3.67	0.001	0.005	22.29
	Massive Sulfide	395	3,408.45	2.288	3.160	1.38	0.001	1.141	22.29
	Skarn	1,296	12,439.81	0.126	0.348	2.76	0.001	0.021	3.12
	Marble	958	9,293.59	0.030	0.103	3.47	0.001	0.001	0.77
Cu (%)	Laxey Marble Unit	2,649	25,141.85	0.1682	0.4731	2.81	0.0001	0.0010	7.33
	Massive Sulfide	395	3,408.45	0.5280	0.8789	1.66	0.0001	0.2461	7.33
	Skarn	1,296	12,439.81	0.1903	0.4305	2.26	0.0001	0.0087	3.27
	Marble	958	9,293.59	0.0067	0.0258	3.82	0.0001	0.0001	0.19
Pb (%)	Laxey Marble Unit	2,649	25,141.85	0.1498	0.9003	6.01	0.0001	0.0010	19.27
	Massive Sulfide	395	3,408.45	0.9979	2.2651	2.27	0.0001	0.3200	19.27
	Skarn	1,296	12,439.81	0.0250	0.0829	3.32	0.0001	0.0010	0.71
	Marble	958	9,293.59	0.0059	0.0315	5.34	0.0001	0.0001	0.31
Zn (%)	Laxey Marble Unit	2,649	25,141.85	1.4011	4.3755	3.12	0.0001	0.0020	41.55
	Massive Sulfide	395	3,408.45	8.8874	8.4707	0.95	0.0001	6.0231	41.55
	Skarn	1,296	12,439.81	0.3817	1.1154	2.92	0.0001	0.0213	11.22
	Marble	958	9,293.59	0.0199	0.1127	5.65	0.0001	0.0001	1.07

11.7   Variography

A variography analysis was completed to establish spatial variability of the metals by domain for the Project. Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model. This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

Due to the clustered nature of the underground channel sampling and high grades in the Project, the composites were subjected to a normal score transformation before variograms could be modeled. Normal score variograms were oriented along strike and down dip of the modeled domains. Radial Plots were then examined to establish the plunge. The gamma (y-axis) of the variograms were normalized so that the variance, or total sill, was equal to one. Ranges for the variograms along the major, semi-major, and minor axis of the variogram were modeled based on sample pairs. The normal score variograms are then back transformed to show the actual variance and ranges. The modeled variograms for zinc and silver composites in the massive sulfide are shown in Figures 11-4 and 11-5 respectively. Table 11-9 summarizes the variogram parameters for each metal by domain.




2D Back Transformed Variogram
Dip = 55.00, Dip Azimuth = 220.00
Pitch
Variogram
39 → 164 Major Axis Back Transformed Variogram
32 → 284 Semi-major Axis Back Transformed Variogram
35 → 040 Minor Axis Back Transformed Variogram
Total Sill: 69.74
σ² = 69.6692
(Semi-)Variogram
Distance (ft)

Figure 11-4 Radial Plot and Variograms for Zinc within the Massive Sulfide Domain


2D Back Transformed Variogram
Dip = 55.00, Dip Azimuth = 220.00
Pitch
39 → 164 Major Axis Back Transformed Variogram
32 → 284 Semi-major Axis Back Transformed Variogram
35 → 040 Minor Axis Back Transformed Variogram
σ² = 62879.2
(Semi-)Variogram
Distance (ft)

Figure 11-5 Radial Plot and Variograms for Silver within the Massive Sulfide Domain



Table 11-9 Variogram Parameters for All Estimation Domains by Metal

Domain	Metal	Direction			Total Sill	Normalized Nugget	Structure 1	Structure 2	Range 1 (ft)			Range 2 (ft)		
		Dip	Dip Azimuth	Pitch			Normalized Sill	Normalized sill	Major	Semi-major	Minor	Major	Semi-major	Minor
Massive Sulfide	Zn	55	220	50	1.00	0.23	0.77		50	20	20			
	Ag	55	220	50	1.00	0.46	0.54		60	20	17			
	Au	55	220	45	1.00	0.24	0.76		80	20	15			
	Cu	55	220	105	1.00	0.27	0.73		77	24	23			
	Pb	55	220	45	1.00	0.53	0.47		40	31	20			
Skarn	Zn	55	220	115	1.00	0.54	0.46		105	85	65			
	Ag	55	220	75	1.00	0.27	0.73		90	58	23			
	Au	55	220	130	1.00	0.43	0.31	0.26	55	45	55	130	85	65
	Cu	55	220	100	1.00	0.55	0.45		70	45	20			
	Pb	55	220	110	1.00	0.37	0.63		55	50	40			
Marble	Zn	55	220	110	1.00	0.69	0.31		75	75	50			
	Ag	55	220	110	1.00	0.76	0.24		120	85	45			
	Au	55	220	105	1.00	0.71	0.29		135	110	42			
	Cu	55	220	105	1.00	0.69	0.31		100	90	50			
	Pb	55	220	145	1.00	0.79	0.21		100	25	25			

Variograms in the marble tended to show a higher nugget and longer ranges than other domains with plunges consistently oriented between 105 and 110 degrees. The high nugget effect may be the result of higher-grade outliers within the otherwise unmineralized sample population. The variograms in the skarn exhibited more moderate nuggets and shorter ranges. Plunges were dominantly oriented greater than 100 degrees, which is in line with visual observations of grade distribution. Variograms in the massive sulfide displayed similar nuggets and ranges to the skarn domain. However, plunges tended to be oriented less than 90 degrees, in opposition to the orientations observed in the other domains and visual observations of grade distribution. The result indicates the variograms in the massive sulfide are being biased by the sample distribution and drilling orientation.

11.8   Estimation Methodology

The zinc, silver, gold, lead, and copper grades were estimated from composites by domain using an ordinary kriging algorithm ("OK"). The estimate was done using two passes with the search ellipse oriented along strike, down dip, and down plunge of the estimation domains. The first pass used a search range of 100 ft x 50 ft x 50 ft. The search ellipse required a minimum of 2 composites, a maximum of 8 composites with no more than 2 composites coming from the same drillhole or channel sample. Outliers were restricted to 80% of the search ellipse for skarns and 70% of the search ellipse for massive sulfides. The second pass used a search range of 200 ft x 100 ft x 50 ft. The search ellipse required a minimum of 1 composite, a maximum of 6 composites with no more than 2 composites coming from the same drillhole or channel sample. Outliers were restricted to 40% of the search ellipse for skarns and 35% of the search ellipse for massive sulfides. Both estimation passes incorporated quadrant sector search methodology in order to force the algorithm to include composites from multiple sectors of the search ellipse in areas of clustered sampling. The estimation parameters are summarized in Table 11-10. Ranges for the search ellipses were established to try and maximize the coverage of the modeled domains. Composite selection emphasizes local variability over bulk average, which is appropriate for selective underground mining methods. Blocks can be estimated from single drillholes. Restrictive distance ranges are based on, but do not exceed, the average of the maximum major axis range from the modeled variograms for skarn and massive sulfide domains.



Table 11-10 Summary of Estimation Parameters

Pass 1 Ellipsoid Ranges			Pass 2 Ellipsoid Ranges		
Maximum	**Intermediate**	**Minimum**	**Maximum**	**Intermediate**	**Minimum**
100	50	50	200	100	50
Restrictive Distance (% of Ellipsoid Ranges)			Restrictive Distance (%)		
Skarn		80	Skarn		40
Massive Sulfide		70	Massive Sulfide		35
Ellipsoid Directions			Ellipsoid Directions		
Dip	**Dip Azimuth**	**Pitch**	**Dip**	**Dip Azimuth**	**Pitch**
55	220	120	55	220	120
Number of Samples		Drillhole Limit	Number of Samples		Drillhole Limit
Minimum	**Maximum**	**Max Samples per Hole**	**Minimum**	**Maximum**	**Max Samples per Hole**
2	8	2	1	6	2
Sector Search			Sector Search		
Method	**Max Samples**	**Max Empty Sectors**	**Method**	**Max Samples**	**Max Empty Sectors**
Quadrant	2	3	Quadrant	2	3

11.9   Validation

The QP utilized several methods to validate the results of the estimation method. The combined evidence from these validation methods verifies the OK estimation model results.

11.9.1   Comparison with Inverse Distance and Nearest Neighbor Models

Inverse distance to the 2.5 power ("ID") and nearest neighbor ("NN") interpolants were run to serve as comparisons of the estimated grades from the OK method. Descriptive statistics for the OK method along with those for the ID, NN, and length weighted composites for the Laxey marble unit, which is inclusive of all estimated domains, and the massive sulfide domain are shown in Table 11-11. The QP notes the following from review of these statistics:

- Negative block grades are shown in the OK estimate minimums for silver and lead. This is often the result of a search ellipse incorporating a high-grade composite near a low-grade composite resulting in a negative weight. The QP reviewed the negative blocks and found two negative blocks in the skarn domain for silver and one negative block in the skarn domain for lead.

- Silver, copper, and lead OK interpolants in the massive sulfide domain show higher means than the capped composites. This is the result of massive sulfide volumes in the northeast area of the Project being estimated with limited sample data, and high grades being spread out, skewing the mean. This is supported by the NN interpolant also showing higher means than the capped composites.

- As an additional check against global bias, the percent difference in mean between the OK and NN interpolants were calculated. A mean difference within 6% is considered acceptable. No difference exceeded +/- 6% for the global Laxey marble unit and the massive sulfide domain. Within the skarn domain, the lead and zinc OK interpolants had differences of 11.2% (0.003% Pb and 6.3% (0.031% Zn) respectively. Within the marble domain, silver, lead, and zinc OK



interpolants had differences of 26.3% (0.20 ppm Ag), 20.2% (0.0007% Pb), and 19.6% (0.002% Zn) respectively. While some of the OK interpolants within the skarn and marble domains exceeded the global bias threshold of +/-6%, the difference in grade is often small, and those domains do not significantly contribute to the overall mineral resource.

- The overall reduction of the maximum and CV within the OK and ID models represent an appropriate amount of smoothing to account for the point to block volume variance relationship while maintaining similar means.

Table 11-11 Descriptve Statististics for NN, ID, and OK Interpolants, and Composites

Metal	Domain	Estimate	Count	Mean	Mean % Diff	Std. Dev.	CV	Minimum	Median	Maximum
Zn (%)	Laxey Marble Unit	Capped Comp	2,649	1.401		4.375	3.12	0.0001	0.002	41.55
		NN	168,843	0.656		2.687	4.09	0.0001	0.001	41.55
		ID	168,843	0.655		2.389	3.65	0.0001	0.004	29.48
		OK	168,843	0.656	0.11%	2.315	3.53	0.0001	0.004	28.40
	Massive Sulfide	Capped Comp	395	8.887		8.471	0.95	0.0001	6.023	41.55
		NN	9,222	8.917		7.246	0.81	0.0001	7.878	41.55
		ID	9,222	8.773		5.509	0.63	0.0001	8.471	29.48
		OK	9,222	8.693	-0.90%	5.047	0.58	0.0001	8.501	28.40
Ag (ppm)	Laxey Marble Unit	Capped Comp	2,649	35.90		91.14	2.54	0.02	0.40	1,244.30
		NN	168,843	17.89		58.47	3.27	0.02	0.03	1,244.30
		ID	168,843	18.36		53.09	2.89	0.02	0.25	965.86
		OK	168,843	18.51	0.86%	52.04	2.81	-0.51	0.25	644.46
	Massive Sulfide	Capped Comp	395	167.08		181.61	1.09	0.02	118.32	1,244.30
		NN	9,222	189.43		148.40	0.78	0.02	155.91	1,244.30
		ID	9,222	191.69		116.66	0.61	0.02	170.30	965.86
		OK	9,222	191.62	-0.04%	109.74	0.57	0.02	171.25	644.46
Au (ppm)	Laxey Marble Unit	Capped Comp	2,649	0.384		1.409	3.67	0.001	0.005	22.29
		NN	168,843	0.162		0.664	4.10	0.001	0.007	22.29
		ID	168,843	0.162		0.562	3.47	0.001	0.024	16.53
		OK	168,843	0.163	0.51%	0.534	3.28	0.001	0.026	10.71
	Massive Sulfide	Capped Comp	395	2.288		3.160	1.38	0.001	1.141	22.29
		NN	9,222	1.532		2.230	1.46	0.001	0.529	22.29
		ID	9,222	1.532		1.751	1.14	0.001	0.836	16.53
		OK	9,222	1.557	1.63%	1.587	1.02	0.001	1.076	10.71
Cu (%)	Laxey Marble Unit	Capped Comp	2,649	0.168		0.473	2.81	0.0001	0.001	7.33
		NN	168,843	0.088		0.300	3.40	0.0001	0.001	7.33
		ID	168,843	0.091		0.267	2.92	0.0001	0.003	5.13
		OK	168,843	0.091	-0.15%	0.256	2.81	0.0001	0.004	4.61
	Massive Sulfide	Capped Comp	395	0.528		0.879	1.66	0.0001	0.246	7.33
		NN	9,222	0.636		0.659	1.04	0.0001	0.374	7.33
		ID	9,222	0.665		0.572	0.86	0.0001	0.474	5.13
		OK	9,222	0.664	-0.24%	0.563	0.85	0.0001	0.471	4.61
Pb (%)	Laxey Marble Unit	Capped Comp	2,649	0.150		0.900	6.01	0.0001	0.001	19.27
		NN	168,843	0.071		0.532	7.49	0.0001	0.001	16.40
		ID	168,843	0.073		0.461	6.30	0.0001	0.001	15.33
		OK	168,843	0.073	0.11%	0.431	5.88	-0.0015	0.001	8.48
	Massive Sulfide	Capped Comp	395	0.998		2.265	2.27	0.0001	0.320	19.27
		NN	9,222	1.095		2.002	1.83	0.0001	0.442	16.40
		ID	9,222	1.116		1.644	1.47	0.0001	0.522	15.33
		OK	9,222	1.109	-0.60%	1.492	1.35	0.0001	0.542	8.48

11.9.2   Swath Plots

Swath plots were generated to compare average estimated gold grade from the OK method to the two validation model methods (ID and NN). The results from the OK model, plus those for the validation ID model method are compared using the swath plot to the results from the NN model.

Three swath plots were generated for each metal by domain along the rotated X axis (across strike), the rotated Y axis (along strike), and the Z axis (elevation). Swath plots for zinc (Figure 11-6) in the massive sulfide domain is presented as an example of the results.

On a local scale, the nearest neighbor model does not provide a reliable estimate of grade, but on a much larger scale, it represents an unbiased estimation of the grade distribution based on the total data set. Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot, but the overall trend should be similar to the distribution of grade from the nearest neighbor.

Overall, there is good correlation between the grade models, although deviations occur near the edges of the deposit and in areas where the density of sampling is less.




Swathplot in X, 5 block spacing
ZnOK_Sulfide
ZnID_Sulfide
ZnNN_Sulfide
Average Grade (Zn %)
Swath
Swathplot in Y, 5 block spacing
ZnOK_Sulfide
ZnID_Sulfide
ZnNN_Sulfide
Average Grade (Zn %)
Swath
Swathplot in Z, 5 block spacing
ZnOK_Sulfide
ZnID_Sulfide
ZnNN_Sulfide
Average Grade (Zn %)
Swath

Figure 11-6 Rotated X, Y, and Z-Axis Zinc Swath Plots (Massive Sulfide)

11.9.3   Visual Inspection

Bench plans, cross-sections, and long sections comparing modeled grades to the 10-ft composites were evaluated. A view, oriented northeast, zinc grade estimates within the massive sulfide domain is shown in Figures 11-7. Figure 11-8 zinc estimated grades for the Laxey level and Figure 11-9 shows zinc estimated grades for the Sonneman level. The figures show good agreement between OK interpolant grades and the composite grades. In addition, the modeled blocks display continuity of grades along strike and down dip.



Figure 11-7 View of the Zinc Grade Estimate within the Massive Sulfide looking Northeast



Figure 11-8 Estimated Zinc Grades on the Laxey Level



Figure 11-9 Estimated Zinc Grades on the Sonneman Level

11.10 Density

The following discussion of the density specific to the Project is largely modified from, and in some cases, is excerpted directly from an interoffice memo from Ed Fields and Asa Beckwith entitled "South Mountain Tonnage Factor 10-14" (THMG 2014). Table 11-12 summarizes the densities applied to the block model lithologies based on the results from this study as well as additional results from the 2019 and 2020 drilling.

A total of seventy samples were collected from the 2014 surface and underground drill core. The samples were located in the three main mineralized zones; Texas, DMEA2 and Laxey in order to have a mine-wide representation and were collected from intersections above the Laxey level, between the Laxey and Sonneman level, and below the Sonneman level.

The samples were collected by THMG geologist and technical advisor Ed Fields, P.G., from various rock types initially identified in the detailed core logging and care was taken to select the best representative sample of the specific rock type at the preselected interval. A total of six rock types were determined to be of interest based on the total amount of mining anticipated in any individual lithology unit. These included massive sulfide; semi massive sulfide; Laxey marble (main mineralization host rock); upper marble (other marble layers); skarn hedenbergite (alteration surrounding mineralized zones); and schist (wall rock waste). No samples were taken of either the Tertiary dike material or larger intrusives because none were encountered in the drilling. The samples were approximately 4 to 6 inches in length and were intact massive samples that were not fractured or broken in order to obtain a good specific gravity analytical result. The samples consisted of both half-split and unsplit core depending on whether it was from a mineralized zone that had previously been sampled for regular elemental analysis. The samples weighed between ½ to 1 kg at the ALS laboratory prior to specific gravity analysis.

An important point regarding some of the rock types is the variation in sulfide mineral content that affects the specific gravity measurements.   The massive sulfide as defined can contain 50 to 100% sulfides including sphalerite, pyrrhotite, chalcopyrite, pyrite, and galena with the remainder of the material usually being calcite, ilvaite and or minor hedenbergite. The semi-massive sulfide contains 10-50% sulfides with the same matrix material. The skarn hedenbergite can have a variable amount of hedenbergite with the remainder as calcite, and or a minor amount (>5%) of sulfides. This variation is reflected in the wide range of maximum and minimum specific gravity and tonnage factors for these rock types.   The Laxey marble and upper marble units and the schist units have a narrower range of values due to their lack of variation in mineral content.

The results of the sampling were combined into a single spreadsheet, and the tonnage factor per cubic foot was calculated for each sample.

The massive sulfide material has the lowest tonnage factor (8.26 ft^3/ton) average as might be expected due to the predominance (+50%) of sulfide material in the samples.

The Laxey marble had a tonnage factor of 11.75 ft^3/ton with a low spread of minimum (11.129) and maximum (12.049) values.   The Laxey marble is slightly denser than the upper marble due to recrystallization of the calcite. However, this is not considered to be a significant variation.



The skarn hedenbergite had a tonnage factor of 10.44 ft³/ton with a fairly high spread of minimum (9.596) and maximum (12.004) values. This is due to the variable composition of the skarn which can have wide variation of calcite and hedenbergite with a minor component of disseminated sulfides.

333 additional specific gravity samples were collected from the 2019 and 2020 drilling. Specific gravity was determined by immersion methodology (Forbush, 2019). Review of the average measurements confirmed the densities from the previous work.

Table 11-12 Densities Applied to the Block Model

Rock Type	Density	
	Short Ton/ft³	SG
Overburden	0.078	2.50
Dike	0.077	2.45
Eocene Quartz Monzodiorite	0.078	2.50
Marble	0.085	2.72
Skarn	0.096	3.08
Sulfide	0.121	3.88
Schist	0.087	2.80

11.11   Mineral Resource Classification

Mineral Resources were classified into inferred, indicated, and measured mineral resources in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S–K. Classifications are based on the minimum distance from the Laxey and Sonneman levels to the block, the number of samples used to estimate a block, the estimation domain, and geologic/geospatial support for specific areas of the resource. Measured mineral resources are those blocks within the DMEA or Texas resource areas, within 40 ft of the Sonneman level, and estimated with at least six composites corresponding to three unique sample ID's. Indicated mineral resources are those blocks within the DMEA or Texas resource areas, within 100 ft of the Sonneman level and 40 ft of the Laxey level, and estimated with at least four composites, corresponding to two unique sample ID's. Inferred mineral resources are all remaining estimated blocks. Figure 11-10 shows a view looking Northeast of the resource classification stepping from Measured, Measured and Indicated, and Measured Indicated and Inferred.

Hard Rock Consulting, LLC



Figure 11-10 View of Measured and Indicated Polylines over Modeled Estimation Domains

11.12 Removal of Mined Out Volumes

The extent and dimensions of historically mined out material at South Mountain is not currently well defined. The QP used the best information available to remove mined-out material from the mineral resource. Mined-out stopes were determined from a long section (Figure 11-11). The long section was georeferenced to the underground developments and vertically oriented. Polylines were then traced around the mined-out stopes on the long sections. 3D wireframe solids were extruded from the polylines, through the block model to code the blocks with mined out stopes. 3D solids of the underground developments were also coded into the block model and removed from the mineral resource.



Figure 11-11 Long Section Used to Classify Mined Out Material within the Block Model

11.13 Mineral Resource Statement

HRC is responsible for the South Mountain Project mineral resource estimate ("MRE") with an effective date of December 31, 2023. HRC is a Qualified Person as defined by S-K 1300 and is independent of SMMI and THMG. The mineral resource estimate reported herein was prepared in a manner consistent with the Committee of Mineral Reserves International Reporting Standards ("CRIRSCO"), and is intended to fulfill the reporting Standards of SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in S-K1300.

Mineral resources that are not mineral reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors. Inferred mineral resources are that portion of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

Two NSR calculations were applied to the block model based on different metallurgical domains on the Project. The Massive Sulfide type is high in zinc, low in copper and represents the majority of the deposit. The Skarn type is high in copper, low in zinc and is locally constrained to the Texas West area of the Project. It is important to note that while the majority of the Skarn type is made up of modeled skarn material, massive sulfide material is also present. The opposite is true for the Massive Sulfide type. A surface was drawn separating the metallurgical domains to allow for separate NSR calculations (Figure 11-12). NSR smelter terms use recent industry norms. Metal prices are based on the 36-month moving average as of September 29, 2023. The inputs for the NSR calculations are presented in Table 11-13. Gold and silver grades were converted from ppm to troy ounces per short ton ("opt") for the purpose of the NSR calculation. The NSR calculation is presented below:

NSR = (Ag grade x Ag price x Ag Recovered & Payable) + (Au grade x Au price x Au Recovered & Payable) + (Pb grade x 20 x Pb Price x Pb Recovered & Payable) + (Cu grade x 20 x Cu Price x Cu Recovered & Payable) + (Zn grade x 20 x Zn Price x Zn Recovered & Payable) – (smelter charges)

Table 11-13 NSR Calculation Parameters

Massive Sulfide Type						
Metal	Units	Price	Recovery	Payable	Recovered & Payable	Smelter Charge
Au	opt	$ 1,800.00	70.00%	74.64%	52.25%	
Ag	opt	$ 23.50	80.00%	89.06%	71.25%	
Zn	%/lb	$ 1.35	85.50%	83.51%	71.40%	$ (29.33)
Pb	%/lb	$ 1.00	85.00%	78.24%	66.50%	$ (1.86)
Cu	%/lb	$ 4.00	75.00%	65.33%	49.00%	$ (2.10)
Total	$/ton					$ (33.29)
Skarn Type						
Metal	Units	Price	Recovery	Payable	Recovered & Payable	Smelter Charge
Au	opt	$ 1,800.00	80.00%	89.06%	71.25%	
Ag	opt	$ 23.50	90.00%	89.72%	80.75%	
Zn	%/lb	$ 1.35	66.00%	77.27%	51.00%	$ (0.63)
Pb	%/lb	$ 1.00	65.00%	73.08%	47.50%	$ (0.27)
Cu	%/lb	$ 4.00	95.00%	92.32%	87.70%	$ (6.34)
Total	$/ton					$ (7.24)

The mining cut-off is based on the following 500 ton/day underground cut and fill mining method assumptions presented in Table 11-14.

Table 11-14 Cut-off Grade Parameters

Mining	$/Ton	$ 65.00
Processing	$/Ton	$ 25.00



Mining	$/Ton	$ 65.00
G&A	$/Ton	$ 7.50
Cut-off		$ 97.50



Figure 11-12 View Looking Northeast Showing Metallurgical Domain Types above the NSR Cut-off

The undiluted in-situ mineral resource statement for the Project is presented in Table 11-15. The mineral resources are confined to material exceeding a net smelter return (NSR) cut-off of 97.50 $US/Sh. Ton within coherent wireframe models. After the block grade estimations were complete, the estimated blocks at and above the cut-off grade for each domain were reviewed in long section by the QP. The majority of estimated blocks demonstrate grade continuity and meet the criteria of a minable shape. Small, and isolated blocks that did not meet the QP's opinion of a minable shape were excluded from the mineral resource statement. The application of a cut-off grade to estimated blocks which meet the criteria of a minable shape within coherent wireframe models meets the test of reasonable prospect for economic extraction ("RPEE"). Rounding may result in apparent differences when summing tons, grade and contained metal content. Tonnage and grade measurements are in imperial units.

Risks associated with the mineral resource estimate include, but are not limited to changes in metal price, changes to geotechnical, mining, and metallurgical recovery assumptions, changes to the formula used to generate the block model NSR values, and changes to the assumptions used to generate the reporting NSR cut-off value. Additionally, changes in interpretations of mineralization geometry and continuity of mineralization zones could be modified based on results from additional drillhole information, channel sample assays, and new geological mapping information.

The QP is of the opinion the Mineral Resources for the Project, which have been estimated using information obtained from drill data, geological mapping, and channel sampling programs, have been performed to industry best practices, and conform to the requirements of S-K 1300. Further work is likely to resolve all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction.



Table 11-15 Mineral Resource Statement for the South Mountain Project, April 20, 2021, in U.S. Customary Units

Metallurgical Domain	Classification	Mass	Zinc		Silver		Contained Metal Gold		Copper		Lead	
		sh. ton	Grade (%)	lb. (x1,000)	Grade (oz/sh. Ton)	oz (x 1,000)	Grade (oz/sh. Ton)	oz	Grade (%)	lb. (x1,000)	Grade (%)	lb. (x1,000)
Massive Sulfide Type	Measured	54,000	11.51	12,300	3.62	194	0.070	3,800	0.45	500	0.79	850
	Indicated	122,000	11.15	27,300	4.74	580	0.074	9,100	0.55	1,300	1.32	3,240
	Measured + Indicated	176,000	11.26	39,600	4.39	774	0.073	12,900	0.52	1,800	1.16	4,080
	Inferred	868,000	8.25	143,200	5.96	5,177	0.040	34,700	0.74	12,800	1.16	20,200
Skarn Type	Measured	15,000	0.99	300	4.61	70	0.017	300	1.12	300	0.27	80
	Indicated	32,000	0.44	300	3.44	109	0.005	100	1.12	700	0.07	40
	Measured + Indicated	47,000	0.62	600	3.82	179	0.009	400	1.12	1,000	0.13	120
	Inferred	91,000	1.02	1,900	2.86	261	0.005	400	1.41	2,600	0.04	70
Total	Measured	69,000	9.18	12,600	3.84	264	0.058	4,000	0.60	800	0.67	930
	Indicated	154,000	8.95	27,600	4.47	688	0.060	9,300	0.66	2,000	1.06	3,280
	Measured + Indicated	223,000	9.02	40,200	4.27	953	0.059	13,300	0.64	2,900	0.94	4,210
	Inferred	959,000	7.56	145,000	5.67	5,438	0.037	35,200	0.80	15,400	1.06	20,270

1. The undiluted in situ mineral resources are reported at an underground mining Net Smelter Return ("NSR") cut-off of **97.50 $US/Short Ton**. The NSR calculation is based on the assumptions stated in the following footnotes 2 – 5.
2. **Metal prices** are based on the 36-month moving average as of September 29, 2023, and are **$1,800/oz for Au, $23.50/oz for Ag, $1.00/lb. for Pb, $1.35/lb. for Zn, and $4.00/lb. for Cu.**
3. An assumed mining cost of **$65/short ton**, process costs of **$25/short ton**, and general and administrative costs of **$7.50/short ton.**
4. Massive Sulfide type **metallurgical recoveries and payables** are **52.25% for Au, 71.25% for Ag, 71.40% for Zn, 66.50% for Pb, and 49.00% for Cu** and a total smelter cost of **$33.29.**
5. Skarn type **metallurgical recoveries and payables** are **71.25% for Au, 80.75% for Ag, 51.00% for Zn, 47.50% for Pb, and 87.70% for Cu,** and a smelter cost of **$7.24.**
6. Rounding may result in apparent differences when summing tons, grade and contained metal content. Tonnage and grade are in U.S. Customary units. Prices are in $US.



Figure 11-13 shows the grade tonnage curve for the estimated NSR grade with mined out volumes not included.



Figure 11-13 Grade Tonnage Curve for Estimated NSR Grade

12. MINERAL RESERVE ESTIMATES

This chapter is not relevant to this Initial Assessment Technical Report Summary.



13.   MINING METHODS

This chapter is not relevant to this Initial Assessment Technical Report Summary.



14.   PROCESSING AND RECOVERY METHODS

This chapter is not relevant to this Initial Assessment Technical Report Summary.



15.   INFRASTRUCTURE

This chapter is not relevant to this Initial Assessment Technical Report Summary.



16.   MARKET STUDIES

This chapter is not relevant to this Initial Assessment Technical Report Summary.



Thunder Mountain Gold, Inc.
South Mountain Project

S-K 1300 Technical Report Summary
Environmental Studies, Permitting, and Plans (etc.)

17. ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUAL OR GROUPS

This chapter is not relevant to this Initial Assessment Technical Report Summary.



18.   CAPITAL AND OPERATING COSTS

This chapter is not relevant to this Initial Assessment Technical Report Summary.



19.   ECONOMIC ANALYSIS

This chapter is not relevant to this Initial Assessment Technical Report Summary.



20. ADJACENT PROPERTIES

HRC knows of no adjacent properties which might materially affect the interpretation or evaluation of mineralization or exploration targets at the South Mountain Project.



21.   OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the South Mountain Project as of December 31, 2023. HRC knows of no other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.



22.   INTERPRETATION AND CONCLUSIONS

The geology of the South Mountain Project is well understood and the appropriate deposit model is being applied for exploration. The conceptual geologic model is sound, and in conjunction with drilling results, indicates that mineralization is essentially open in all directions. Significant potential exists to increase the known mineral resource with additional drilling, as well as to upgrade existing mineral resource classifications with additional infill drilling. The current mineral resource at the South Mountain Project is sufficient to warrant continued planning and effort in order to further advance and develop the Project. The South Mountain Project has completed the requisite engineering studies necessary to complete an Initial Assessment TRS that would include economic analysis, similar to a Preliminary Economic Assessment ("PEA").

The sample preparation, analytical procedures, and security measures presently employed at the South Mountain Project are reasonable and adequate to ensure the validity and integrity of the data derived from sampling programs to date. Based on the results of the site investigation and data validation efforts, the drilling and sampling data, as contained in the current Project database, are considered accurate and suitable for use in estimating mineral resources.

The South Mountain Project is not subject to any known environmental liabilities. Existing surface rights are sufficient for all presently proposed development and operations activities. The Project is largely located on and surrounded by private land surface, and as such the permitting and environmental aspects of the Project are quite simple and straightforward. Based on permits in hand and associated work completed to date, in conjunction with the long and successful history of mineral exploration throughout the district, no barriers to proposed or future plans for exploration and development at the Project are anticipated.

22.1   Risks and Uncertainties

At the present stage of Project development, the most likely processing scenario involves producing a lead and zinc, and potentially copper, concentrate. Discussion with smelters should be continued to determine optimum marketing for any future concentrate production. This will be considered in the planned PEA study.

 The following risks and uncertainties are stated within the MRE:

- Location and dimensions of stopes from historic production are not precisely known. Figure 11-11 represents the best information of their location at the time. Resource classification reflects the uncertainty in historic stope locations.

- Core logs in the Texas zone indicate the presence of a fault, not currently modeled, between the Texas east and Texas west zones. The potential fault does not significantly offset the Laxey marble unit, or mineralization within.

- The orientation of the underground drilling is relatively oblique to mineralization complicating geologic modeling and mineral resource estimation. The continuity for the down dip extension of the DMEA zone is assumed but is well supported by geologic evidence. Resource



classification reflects the relative uncertainty of true thickness due to the orientation of the 2019, 2020 drilling.

- Mineral resources that are not mineral reserves and have not demonstrated economic viability. Inferred mineral resources are part of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

- Risks associated with the mineral resource estimate include, but are not limited to changes in metal price, changes to geotechnical, mining, and metallurgical recovery assumptions, changes to the formula used to generate the block model NSR values, and changes to the assumptions used to generate the reporting NSR cut-off value. Additionally, changes in interpretations of mineralization geometry and continuity of mineralization zones could be modified based on results from additional drillhole information, channel sample assays, and new geological mapping information.

The QP knows of no other significant existing risks or uncertainties that could reasonably affect the reliability or confidence in exploration information, mineral resource estimates, or the current potential economic viability of the Project.



23.   RECOMMENDATIONS

23.1   General Recommendations

The QA/QC program instituted during the 2019, 2020, and 2021 drilling followed the QPs recommendations, meets industry standards, and represents a substantial improvement from previous drilling on the property. Those procedures should continue to be implemented in future drilling programs.

SMMI should continue routine, internal mechanical audits of the database to check for overlaps, gaps, total drill hole length inconsistencies, non-numeric assay values, and negative numbers. The internal mechanical audit should be carried out after any significant update to the database, and the results of each audit, including any corrective actions taken, should be documented and stored for future use in database validation.

SMMI should continue to work toward the completion of an Initial Assessment TRS that would include economic analysis, similar to a PEA for the Project. While most of the underlying metallurgical, environmental, and economic studies have been completed, additional drilling is required to support the PEA.

23.2   Drilling

The South Mountain Project would benefit from infill and step-out drilling in the DMEA zone, Texas zone, and from muck bays 3 and 4 on the Sonneman level in support of a PEA. SMMI should develop a plan, if practical, to orient drilling in directions that would intersect mineralization closer to true thickness angles. Development of exploration drifts from current workings to provide new drill stations, drilling from surface, and/or incorporating wedges should also be considered.

In addition to the infill and step out drilling, an exploration program testing anomalies identified in the PEM survey should be considered. Before detailed exploration drilling can be planned, the anomalies identified in the PEM survey should be mapped and surface sampled to the extent possible.

23.3   Recommended Work Plan and Budget

At this time, HRC recommends a single-phase work plan which includes preparation of a Preliminary Economic Assessment. The largest component of the work plan includes the infill and step-out drilling. The $3,00,000 budget includes additional drifting, and all associated drilling costs. The work plan also includes a limited amount of additional exploration in the form of surface geological mapping and geochemical sampling. Estimated costs for the recommended scope of work are summarized in Table 23-1.

Table 23-1 Recommended Scope of Work for the South Mountain Project

Item	Estimated Costs
PEA Study	$30,000
Infill and Step-out Drilling, Drifting	$3,000,000
Surface Geological Mapping and Geochemistry	$50,000
Administration and Overhead	$400,000
TOTAL	**$3,480,000**



24.   REFERENCES

Andrews, R.D., 1975. Tailings-Environmental consequences and a review of control strategies, international conference on heavy metals in the environment, Symposium proceedings, v. 2, Toronto, 1975, p. 645-675.

Armstrong, R.L., 1975. The Geochronometry of Idaho; Isochron West No. 14, p. 1-50.

Armstrong, R.L. 1976. The Geochronometry of Idaho; Isochron West No. 15, p. 1-33.

Beaver, D.E., 1986. Metal Zonation and Fluid Characteristics in the Vein and Skarn System, South Mountain Mining District, Owyhee County, Idaho, M.S. Thesis, Washington State University, May 1986.

Bennett, E.H., 1976. Reconnaissance Geology and Geochemistry of the South Mountain – Juniper Mountain Region Owyhee County, Idaho; Pamphlet No. 166; Idaho Bureau of Mines and Geology; July, 1976.

Bennett, E.H., and Galbraith, J., 1975. Reconnaissance Geology and Geochemistry of the Silver City-South Mountain Region, Owhyee County, Idaho; Idaho Bureau of Mines and Geology, Pamphlet 162.

Bowes, J.R., 1985. The South Mountain Property Owyhee County Idaho; internal report prepared for W.A. Bowes Inc.; May 1985.

Cox, D.P. 1986, Descriptive model of Zn-Pb skarn deposits *in* Cox, D.P. and Singer, D.A., eds., Mineral Deposits; U.S. Geological Survey Bulletin 1693, 400 p.

Davis, C.T., 2007. Mineral Title and Title History Report of South Mountain Inc. Property in Owyhee County, Idaho; prepared by Land Records Research Company for Thunder Mountain Resources, Inc., August 9, 2007.

Dawson Metallurgical Laboratories, 1987. Results of Preliminary Selective Lead-Zinc Flotation Testing of a Precious Metal Bearing Ore; internal memo prepared for William A. Bowes, Inc.; July 1, 1987.

Einaudi, M.T., and Burt, D.M., 1982. Introduction: terminology, classification, and composition of skarn deposits: Economic Geology v. 77, p. 745-754.

Einaudi, M.T., Meinert, L.D., and Newberry, R.J., 1981. Skarn deposits: Economic Geology 75th Anniversary Volume, p. 317-391.

Ekren, E.B., McIntyre, D.H., Bennett, E.H., and Malde, H.E., 1981. Geologic Map of Owyhee County, Idaho, West of Longitude 116° W.; United States Geological Survey, Miscellaneous Investigations Series Map 1-1256, 1:125,000.

Forbush, T., 2019. Core Handling and Data Collection Procedures, South Mountain Mine, Idaho: 2019; internal report prepared for South Mountain Mines, Inc. July 2020



Freeman, L.K., 1982. Geology and Tactite Mineralization of the South Mountain Mining District, Owyhee County, Idaho; M.S. Thesis, Oregon State University, April 1, 1982.

HRC, 2019. Updated Mineral Resource Estimate for the South Mountain Project, Owyhee County, Idaho USA; NI 43-101 Technical Report prepared for BeMetals Corp., May 6, 2019.

HRC, 2021. Updated Mineral Resource Estimate for the South Mountain Project, Owyhee County, Idaho USA; NI 43-101 Technical Report prepared for BeMetals Corp. and SMMI, April 20, 2021.

HRC, 2023. Updated Mineral Resource Estimate for the South Mountain Project, Owyhee County, Idaho USA; NI 43-101 Technical Report prepared for SMMI, December 15, 2023

IDEQ, 2005. Sonneman Mine and Mill Site Investigation Report, Owyhee County, Idaho; submitted to U.S. Environmental Protection Agency, Region 10, March 2005.

Kildale, M.B., 1944. South Mountain Mine, Owyhee County, Idaho; internal report prepared for Anaconda.

Kleinfelder West, Inc., 2008. Resource Data Evaluation, South Mountain Property, South Mountain Mining District, Owyhee County, Idaho; internal report prepared for Thunder Mountain Resources, May 14, 2008.

Lund, K., and Snee, L.W., 1985. Structural and metamorphic setting of the central Idaho batholith (abs); Geological Society of America Abstracts with Programs v. 17, no. 4, p. 253.

Meinert, L.D., 1983. Mineralogy and petrology of iron skarns in western British Columbia, Canada; Economic Geology v. 79, p. 869-882.

Meinert, L.D., Newberry, R., and Einaudi, M.T., 1981. An overview of tungsten, copper, and zinc-bearing skarns in western North America *in* Silberman, M.L., Field, C.W., and Berry, A.L., eds., Proceedings of the Symposium on the Mineral Deposits of the Pacific Northwest 1980; U.S. Geological Survey Open File Report 81-355, p. 303-327.

Meinert, L.D., 1992. Skarns and Skarn Deposit. *Geoscience Canada* 19, 145-162.

Newmont, 2010. Gold Characterization and Modal Mineralogy of 2 Bulk Samples from the South Mountain Prospect, Idaho; Summary analytical report prepared by the Plato Malozemoff Technical Facility, Newmont Metallurgical Services, for Newmont Mining Corporation, December 2010.

North Wind Inc., 2006. Design Report for the Sonneman Mine Removal Action; Prepared for Bureau of Land Management, September 2006.

Pansze, A.J., Jr., 1975. Geology and ore deposits of the Silver City-DeLamar-Flint region, Owyhee County, Idaho; Idaho Bureau of Mines and Geology Pamphlet 161, 79 p.

Reynolds, J.R., 1953, Report on the South Mountain Copper-Zinc-Silver-Lead mine; internal report prepared for Rare Metal Corp.



SGS, 2021. An Investigation into Metallurgical Response of Samples From The South Mountain Deposit prepared for BeMetals Corporation, August 2021.

Sillitoe, R.H., 2020. *Comments on Recent Drill Core from the South Mountain Polymetallic Project, Idaho*; internal report prepared for BeMetals and Thunder Mountain Gold, Inc., January 2020.

Sillitoe, R.H., 2019. *Comments on Geology and Exploration of the South Mountain Polymetallic Project, Idaho*; internal report prepared for BeMetals and Thunder Mountain Gold, Inc., September 2019.

Smidth, F.L., 2014. Results of Gravity and Flotation Concentration Tests on Two Composite Samples from the South Mountain Mine in Idaho; internal report prepared for Thunder Mountain Gold Inc.; May 14, 2014.

Sorenson, R.E., 1927. The geology and ore deposits of the South Mountain Mining District, Owyhee County, Idaho; Idaho Bureau of Mines Pamphlet 22, 47 p.

Stock Sale Agreement between Thunder Mountain Resources, Inc., South Mountain Mines, Inc., Willmington Trust Company, Roger Millilken, the Ora K. Smith Trust, and the Roger Milliken Trust; effective May 31, 2007.

Taubeneck, W.H., 1971. Idaho Batholith and its Southern Extension; Geological Society of America Bulletin, v. 82, no. 7, p. 1899-1928.

THMG, 2014. South Mountain Tonnage Factor 10-14; internal memo prepared by ED Fields and ASA Beckwith for Owyhee Gold Trust; October 14, 2014.

Whitman, 2010. NI 43-101 Technical Report, South Mountain Project, Owyhee County, Idaho; prepared by Northwest Groundwater & Geology for Thunder Mountain Gold, Inc., March 23, 2010.

Wright, J.L., 2010. South Mountain Property Data Compilation & GIS Database; Wright Geophysics Inc; Prepared for Thunder Mountain Gold; May 31, 2010.

Wright, J.L., 2013. South Mountain Property Ground Magnetic Survey GIS Database; Wright Geophysics Inc; Prepared for Thunder Mountain Gold; July 23, 2013.

Wright, J.L., 2022. South Mountain Mines PEM Survey – 2022 GIS Database; Wright Geophysics Inc; Prepared for BeMetals Corp.; October 30, 2022.



25.   RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

HRC has fully relied upon and disclaims responsibility for information provided by THMG regarding property ownership, mineral tenure, and permitting and environmental aspects of the South Mountain Project. Property title and mineral tenure, as presented in current report Section 4, was provided through personal communication with Mr. Jim Collord, Vice President and COO of THMG, along with Mr. Eric Jones, CEO of THMG, on April 2 and 3, 2017, and again on May 6, 2021, and in written format via the following documents:

- *Stock Sale Agreement between Thunder Mountain Resources, Inc., South Mountain Mines, Inc., Willmington Trust Company, Roger Millilken, the Ora K. Smith Trust, and the Roger Milliken Trust*; effective May 31, 2007.

- *Mineral Title and Title History Report of South Mountain Inc. Property in Owyhee County, Idaho*; prepared by Carol T. Davis of Land Records Research Company for Thunder Mountain Resources, Inc., August 9, 2007.

- *Option Agreement made between BeMetals Corp. and BeMetals USA Corp. and Thunder Mountain Gold, Inc. and Thunder Mountain Resources, Inc. and South Mountain Mines, Inc.*; effective February 27, 2019.

- *Notice of Termination of Option Agreement between BeMetals Corp. and BeMetals USA Corp. and Thunder Mountain Gold, Inc. and Thunder Mountain Resources, Inc. and South Mountain Mines, Inc.*; effective December 29, 2022.



26.   DATE AND SIGNATURE PAGE

This report titled "Initial Assessment Technical Report Summary on the South Mountain Project Owyhee County, Idaho USA S-K 1300 Report" was prepared and signed by:

Signed *Hard Rock Consulting, LLC*

Hard Rock Consulting, LLC



Dated at Aurora, CO

August 20, 2024

